      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 31, 1996



                                            REGISTRATION STATEMENT NO. 333-02893

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------


                                AMENDMENT NO. 1
                                       TO
                                    FORM S-2

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                            RICHEY ELECTRONICS, INC.
             (Exact name of registrant as specified in its charter)

           DELAWARE                 33-0594451
 (State or other jurisdiction    (I.R.S. Employer
              of                  Identification
incorporation or organization)         No.)

                7441 LINCOLN WAY, GARDEN GROVE, CALIFORNIA 92641
                                 (714) 898-8288
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                        WILLIAM C. CACCIATORE, PRESIDENT
                            RICHEY ELECTRONICS, INC.
                                7441 LINCOLN WAY
                         GARDEN GROVE, CALIFORNIA 92641
                                 (714) 898-8288
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                           --------------------------

                          COPIES OF COMMUNICATIONS TO:
                                Robert M. Smith
                                Dewey Ballantine
                       333 South Hope Street, Suite 3000
                         Los Angeles, California 90071
                                 (213) 626-3399
                           --------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   FROM TIME TO TIME AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT.
                           --------------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. /X/
    If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. /X/
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                             CROSS-REFERENCE SHEET
        CROSS-REFERENCE SHEET PURSUANT TO ITEM 501(B) OF REGULATION S-K
             BETWEEN REGISTRATION STATEMENT AND FORM OF PROSPECTUS

                        ITEM IN FORM S-2                                         LOCATION IN PROSPECTUS
- ----------------------------------------------------------------  -----------------------------------------------------
       1.  Forepart of the Registration Statement and Outside
            Front Cover Page of Prospectus......................  Front Cover Page; Cross Reference Sheet; Outside
                                                                   Front Cover Page
       2.  Inside Front and Outside Back Cover Pages of
            Prospectus..........................................  Inside Front Cover Page; Outside Back Cover Page
       3.  Summary Information, Risk Factors and Ratio of
            Earnings to Fixed Charges...........................  The Company; Risk Factors; Ratio of Earnings to Fixed
                                                                   Charges
       4.  Use of Proceeds......................................  Use of Proceeds
       5.  Determination of Offering Price......................  Not Applicable
       6.  Dilution.............................................  Not Applicable
       7.  Selling Security Holders.............................  Selling Securityholders
       8.  Plan of Distribution.................................  Plan of Distribution
       9.  Description of the Securities to be Registered.......  Description of Notes; Description of Capital Stock
      10.  Interests of Named Experts and Counsel...............  Legal Matters; Experts
      11.  Information with Respect to the Registrant...........  Available Information; Incorporation of Certain
                                                                   Information by Reference; Risk Factors; Selling
                                                                   Securityholders.
      12.  Incorporation of Certain Information by Reference....  Incorporation of Certain Information by Reference
      13.  Disclosure of Commission Position on Indemnification
            for Securities Act Liabilities......................  Not Applicable

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

              PROSPECTUS SUBJECT TO COMPLETION, DATED MAY 31, 1996


                                     [LOGO]

                 $55,755,000 PRINCIPAL AMOUNT OF 7% CONVERTIBLE
                          SUBORDINATED NOTES DUE 2006
                   (INTEREST PAYABLE MARCH 1 AND SEPTEMBER 1)

                        3,947,256 SHARES OF COMMON STOCK
                             ---------------------

    This prospectus relates to $55,755,000 aggregate principal amount of 7% Convertible Subordinated Notes due 2006 (the "Notes") of Richey Electronics, Inc., a Delaware corporation ("Richey Electronics" or the "Company") and 3,947,256 shares of the common stock, par value $0.001 per share (the "Common Stock"), of the Company which are initially issuable upon conversion of the Notes plus such additional indeterminate number of shares of Common Stock as may become issuable upon conversion of the Notes as a result of adjustments to the conversion price (the "Conversion Shares"). The Notes and the Conversion Shares that are being registered hereby are to be offered (the "Offering") for the account of the holders thereof (the "Selling Securityholders"). The Notes were acquired from the Company by Jefferies & Company, Inc. and Cruttenden Roth Incorporated (the "Initial Purchasers") in February and March 1996 in connection with a private offering. See "Description of Notes."

    The Notes are convertible into Common Stock of the Company, at the holder's option, at any time after 60 days following March 22, 1996 (the latest date of original issuance thereof) and prior to maturity, unless previously redeemed, at a conversion price of $14.125 per share, subject to adjustment in certain events. On May 29, 1996, the last bid price of the Common Stock on the Nasdaq Stock Market ("Nasdaq") was $15 1/8 per share. The Common Stock is traded under the symbol RCHY.

    The Notes will bear interest at the rate of 7% per annum, payable semi-annually on each March 1 and September 1 of each year, commencing September 1, 1996. The Notes are redeemable at the option of the Company, in whole or in part, at the redemption prices set forth in this prospectus, together with accrued interest, except that no redemption may be made prior to March 4, 1999. Upon a Designated Event (as defined herein), each holder of Notes shall have the right, at the holder's option, to require the Company to repurchase such holder's Notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the Repurchase Date, if any. See "Description of Notes -- Repurchase at Option of Holder Upon Change in Control or Termination of Trading."
    The Notes are unsecured obligations of the Company and are subordinated to all present and future Senior Indebtedness of the Company. The Indenture does not restrict the incurrence of any other indebtedness or liabilities by the Company. See "Description of Notes -- Subordination of Notes."
    The Notes are eligible for trading in the Private Offerings, Resales and Trading through Automated Linkages ("PORTAL") market.
    The Initial Purchasers have advised the Company that they are making and currently intend to continue making a market in the Notes. The Initial Purchasers, however, are not obligated to do so and any such market making may be discontinued at any time without notice, in the sole discretion of the Initial Purchasers. No assurance can be given that any market for the Notes will develop or be maintained.
    The Notes and the Conversion Shares are being registered to permit public secondary trading of the Notes and, upon conversion, the Conversion Shares, by the holders thereof from time to time after the date of this prospectus. The Company has agreed, among other things, to bear substantially all expenses (other than underwriter's discount or commission) in connection with the registration and sale of the Notes and the Conversion Shares.
    The Company will not receive any of the proceeds from the sales of the Notes or the Conversion Shares by the Selling Securityholders. The Notes and the Conversion Shares may be offered in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices. In addition, the Conversion Shares may be offered from time to time through ordinary brokerage transactions on Nasdaq. See "Plan of Distribution." The Selling Securityholders may be deemed to be "Underwriters" as defined in the Securities Act of 1933, as amended (the "Securities Act"). If any broker-dealers are used by the Selling Securityholders, any commissions paid to broker-dealers and, if broker-dealers purchase any Notes or Conversion Shares as principals, any profits received by such broker-dealers on the resale of the Notes or Conversion Shares, may be deemed to be underwriting discounts or commissions under the Securities Act. In addition, any profits realized by the Selling Securityholders may be deemed to be underwriting commissions.

        SEE "RISK FACTORS" ON PAGE 4 FOR A DISCUSSION OF CERTAIN FACTORS
              THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                             ---------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
 OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                           --------------------------


                 THE DATE OF THIS PROSPECTUS IS JUNE   , 1996.

                             AVAILABLE INFORMATION

    The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information are available for inspection and copying at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; 7 World Trade Center, 13th Floor, New York, New York 10048; and, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may also be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Company's Common Stock is quoted on Nasdaq and material filed by the Company can be inspected at the offices of The Nasdaq Stock Market, Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

    The Company has filed with the Commission a registration statement on Form S-2 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act with respect to the Notes and the Conversion Shares offered hereby. This prospectus does not contain all of the information set forth or incorporated by reference in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is hereby made to the Registration Statement for further information with respect to the Company and the securities offered hereby. Statements contained herein concerning the provisions of documents filed as exhibits to the Registration Statement are necessarily summaries of such documents, and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission. Copies of the Registration Statement and the exhibits may be inspected, without charge, at the offices of the Commission, or obtained at prescribed rates from the Public Reference Section of the Commission at the address set forth above.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents previously filed with the Commission are hereby incorporated by reference into this prospectus:

    1. The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995;

    2.  The Company's Current Report on Form 8-K/A dated January 31, 1996;

    3. The Company's Current Reports on Form 8-K dated February 27, 1996 and April 1, 1996;

    4. The description of the Common Stock of the Company contained in its Registration Statement on Form 8-A/A dated January 11, 1996.


    This prospectus is accompanied by the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, a copy of which is attached as Exhibit A, and the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996, a copy of which is attached as Exhibit B.


    All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of this Offering shall be deemed to be incorporated by reference into this prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

    The Company will provide, without charge, to each person to whom this prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents described above, other than the exhibits to such documents unless such exhibits are specifically incorporated by reference into the documents so incorporated. Requests for such copies should be directed to Richard N. Berger, Secretary, Richey Electronics, Inc., 7441 Lincoln Way, Garden Grove, California 92641, telephone number (714) 898-8288.

                                  THE COMPANY

    Richey Electronics is a leading multi-regional, specialty distributor of interconnect, electromechanical and passive electronic components and a provider of value-added assembly services. The Company has been built through a series of transactions beginning in December 1990 with RicheyImpact Electronics, Inc.'s ("RicheyImpact") acquisition of the operations of Richey/Impact Electronics, Inc. ("Old Richey") and recently through the acquisitions of Deanco, Inc.
("Deanco") and its parent holding company, Electrical Distribution Acquisition Company ("EDAC") in December 1995 (the "Deanco Acquisition") and the acquisition of the business and assets of MS Electronics, Inc. in March 1996 (the "MS Electronics Acquisition"). Since the initial acquisition, the Company's growth has been directed by one of the most experienced management teams in its industry.

    The Company distributes a broad line of connectors, switches, wire, cable and heat shrinkable tubing and other interconnect, electromechanical and passive electronic components used in the assembly and manufacturing of electronic equipment. In 1995, Richey Electronics and Deanco distributed electronic components for more than 120 component manufacturers. Richey Electronics also provides a wide variety of value-added assembly services, which typically generate higher gross margins than traditional component distribution. The Company's customers are primarily small- and medium-sized original equipment manufacturers ("OEMs") that produce electronic equipment used in a wide variety of industries, including the telecommunications, computer, medical, transportation and aerospace industries.

    The Company completed the Deanco Acquisition on December 20, 1995. Deanco is a multi-regional, specialty distributor of electronic components and a provider of value-added assembly services with operations primarily serving markets in the northeast and on the west coast. Deanco's product offering is similar to that of Richey Electronics, providing a variety of interconnect, electromechanical and passive products primarily to small- and medium-sized OEMs. The Deanco Acquisition provides the Company with certain product lines that it did not previously carry, including heat shrinkable tubing supplied by Raychem, and significantly enhances the Company's position in the passive components market.

    On March 19, 1996, the Company completed the acquisition of the assets and business of MS Electronics, Inc. ("MS Electronics"). MS Electronics, which is privately held, had sales of approximately $11.0 million in 1995. MS Electronics specializes in the value-added distribution of interconnect, electromechanical and passive electronic components in the Baltimore/Washington marketplace. The addition of MS Electronics adds new customers, complementary product lines and a strong sales organization, which management expects to integrate into the Company.

    The Company's principal executive offices are located at 7441 Lincoln Way, Garden Grove, California 92641, and its telephone number is (714) 898-8288.

                                  RISK FACTORS

    PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY THE FACTORS SET FORTH BELOW, AS WELL AS THE MORE DETAILED INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS, BEFORE MAKING A DECISION TO PURCHASE THE NOTES OR THE CONVERSION SHARES OFFERED HEREBY.

RISKS OF DEANCO INTEGRATION

    Due primarily to the relative size of Deanco, the integration of Deanco's operations, product lines and personnel will place significant demands on the Company's management and financial resources. The acquisition of Deanco will almost double the sales of the Company and position the Company to operate in markets and states which it has not previously served. As part of the Deanco Acquisition, the Company will need to assimilate a large number of employees, product lines and customers into the Company's operations, consolidate facilities and reduce or reassign a significant portion of Deanco's general and administrative staff in order to achieve operational efficiencies. The integration of Deanco into the Company will require the dedication of substantial management resources which may detract attention from the day-to-day business of the Company and may result in increased administrative expenses.
Prior to the Deanco Acquisition, Deanco's management had operated Deanco's eastern U.S. operations and western U.S. operations as separate divisions, each having a different product and customer focus, which may complicate the Company's efforts to integrate the product lines, sales forces and customer bases of Deanco. There can be no assurance that the operations, products, customers and personnel of Deanco and the Company can be integrated or assimilated successfully, that there will be any operating efficiencies between the businesses or that the combined businesses can be operated profitably.

    There  can  also  be  no  assurance  that  the  Company  will  not encounter unanticipated problems or liabilities with Deanco's operations, personnel, customers or product lines which were not discovered in connection with the Company's investigation prior to the acquisition. Unexpected delays in integration may arise and any such delays could limit the Company's ability to realize anticipated cost savings and require the commitment of additional management resources. As a result, such delays could negatively impact subsequent quarterly earnings. The failure to integrate and operate Deanco successfully could have a material adverse effect on the Company's business and results of operations.

    The Company and Deanco currently distribute a number of competing product lines and there can be no assurance that the Company will be able to retain relationships with suppliers of these competing lines. Moreover, Deanco's or the Company's current suppliers and customers may reevaluate and possibly discontinue relationships with the Company as a result of the Deanco Acquisition and if so, such action could have a material adverse effect on the Company's business and results of operations.

    Management has estimated that cost savings and improvements in earnings before interest, income taxes, depreciation and amortization can be achieved as a result of the integration of Deanco. Management's estimates, necessarily involve numerous assumptions as to future sales levels and other operating results as well as general industry and business conditions and other matters, many of which are beyond the control of the Company, and reflect cost savings from actions that have not yet been implemented. The actual operating improvements realized by the Company may vary considerably from management estimates and may be offset by unforeseen costs and expenses.

DEPENDENCE ON KEY SUPPLIERS

    Most of the electronic components distributed by the Company are purchased from manufacturers through non-exclusive distribution agreements which may be canceled upon relatively short notice, subject to certain conditions. Manufacturers have from time to time terminated such agreements with the Company and there can be no assurance that such terminations will not occur in the future. In addition, as a result of many component manufacturers' increasing preference for using fewer distributors, there can be no assurance that the Company will be able to maintain its authorized distributorships with its current suppliers. Furthermore, as a result of the Deanco Acquisition, some of the Company's and Deanco's suppliers have reevaluated and terminated, or indicated that they may terminate, their relationship with the Company. There can be no assurance that additional suppliers will not similarly reevaluate and terminate their relationship with the Company. For the year ended December 31, 1995, the Company's five largest suppliers (excluding Deanco suppliers) accounted for approximately 39% of net sales, and there can be no assurance that the loss of any one of its larger suppliers, or any substantial amount of their business, would not have a material adverse effect on the Company. Pro forma for the Deanco Acquisition, for the year ended December 31, 1995, the Company's five largest suppliers accounted for approximately 42% of net sales. While most products distributed by the Company are available from multiple sources, there can be no assurance that the Company would be able to replace lost suppliers. As a result of the Deanco Acquisition, the Company's largest supplier is now Raychem, which accounted for approximately 35% of Deanco's net sales in 1995. Pro forma for the Deanco Acquisition, Raychem would have accounted for approximately 17% of the Company's net sales in 1995. The loss of Raychem or any one of the Company's other large suppliers could have a material adverse effect on the Company.

POTENTIAL FLUCTUATIONS IN OPERATING RESULTS

    The Company's results of operations may fluctuate from period to period due to the effect of the Deanco Acquisition and possible future acquisitions, the number of shipping days in the quarter, loss of key suppliers, uncollectibility of accounts receivable, inventory write-offs and loss of key customers, as well as other factors. Significant fluctuations in these results of operations may have a material adverse effect on the Company. There can be no assurances that the recent Deanco Acquisition, the MS Electronics Acquisitions and the acquisition of Inland Empire Interconnects in August 1995 (the "IEI Acquisition") or any future acquisitions will produce expected increases in the Company's sales and earnings and that such acquisitions will not have an adverse impact on the Company's business and results of operations.

UNCERTAINTY OF FUTURE ACQUISITIONS

    The Company may make acquisitions in the future and regularly evaluates potential acquisition opportunities. Acquisitions entail numerous risks, including difficulties and expenses associated with the negotiating process, increased leverage of the Company resulting from the acquisition, difficulties in the assimilation of acquired operations, personnel and product lines, diversion of management's attention and potential loss of key employees of acquired companies. The Company's acquisition strategy depends on its ability to identify and acquire compatible electronics distributors, and integrate the acquired operations effectively and efficiently. There can be no assurance that the Company will be able to locate appropriate acquisition candidates or that identified candidates will be acquired or integrated in a timely and efficient manner. No assurance can be given as to the Company's ability to integrate successfully any operations, personnel or products that might be acquired in the future, and the failure of the Company to do so could have a material adverse effect on the Company's business and results of operations. Moreover, unexpected problems or delays encountered in connection with any acquisition or integration could have a material adverse effect on the Company. The Company may incur additional indebtedness in connection with future acquisitions which may result in increased leverage.

INCREASED LEVERAGE


    As of May 29, 1996, the Company had outstanding indebtedness of approximately $69.0 million. The Company maintains a secured revolving line of credit facility with aggregate credit limits (subject to the Company's satisfying certain conditions to borrowing thereunder) of approximately $45 million. As of May 29, 1996, approximately $10 million was outstanding under this facility and $30.2 million was available for borrowing. Substantially all of the Company's assets have been pledged to secure the Company's credit facilities. This substantial leverage will have several important consequences for the Company's future operations, including the following: (i) a substantial portion of the Company's cash flow from operations will be dedicated to the payment of interest on, and principal of, its indebtedness; (ii) the covenants contained in the credit facilities impose certain restrictions on the Company that, among other things, will limit its ability to borrow additional funds or to dispose of assets; (iii) the Company's ability to obtain additional financing in the future for capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired; and (iv) the Company's ability to withstand competitive pressures, adverse economic conditions and adverse changes in governmental regulations and to make acquisitions or otherwise take advantage of significant business opportunities that may arise may be negatively impacted. The Company's ability to meet its debt service obligations and to reduce its total indebtedness will be dependent upon the Company's future performance, which will be subject to financial, business and other factors affecting the operations of the Company, many of which are beyond its control. If the Company is unable to generate sufficient cash flow from operations in the future to service its debt, it may be required to refinance all or a portion of such debt, including the Notes, or to obtain additional financing. However, there can be no assurance that any refinancing would be possible or that any additional financing could be obtained.

COMPETITION AND INDUSTRY CONSOLIDATION

    The electronics distribution industry is highly competitive, primarily with respect to price and product availability. The Company believes that breadth of product line, level of technical expertise and quality of service are also particularly important to small- and medium-sized OEMs. The Company competes with large national distributors, as well as regional and specialty distributors, many of whom distribute the same or competitive products. Many of the Company's competitors have significantly greater assets, greater financial and personnel resources and larger investments in technology and infrastructure than the Company. If such competitors were to focus their attention and resources on the Company's markets, several important consequences to the Company's future operations could result, including a reduction in the pool of potential acquisition candidates, outbidding of the Company in a contested acquisition transaction and loss of customers and suppliers. Moreover, the electronics distribution industry is increasing its efficiency and operating leverage in response to the industry's rapid consolidation and technological advances. These trends are intensifying competition and as a result, many distributors have reported a decline in their gross margins. If demand decreases, pressure on gross margins is likely to increase. Although the Company believes that most of the declines in gross margin have generally occurred among distributors serving larger customers, there is no assurance that these pressures will not affect distributors, like the Company, who serve small-and medium-sized OEMs. Existing and future competition could result in downward pressure on the Company's gross margins or could otherwise have a material adverse effect on the Company.

INDUSTRY CYCLICALITY

    Historically, the electronics industry has been affected by general economic and industry-wide downturns which have adversely affected electronic component manufacturers, certain end-users of such components and distributors. Although the industry has experienced rapid growth over the past few years, there can be no assurance that such growth can be sustained in the future. In addition, the life-cycle of existing electronic products and the timing of new product development and introduction can affect demand for electronic components. Reduced demand for electronic components could have a material adverse effect on the Company.

RELIANCE ON KEY PERSONNEL

    The Company is currently dependent upon the efforts and leadership abilities of its experienced management team, including: William C. Cacciatore, Chairman of the Board, President and Chief Executive Officer; C. Don Alverson, Executive Vice President -- Sales; Norbert W. St. John, Executive Vice President -- Marketing; and Charles W. Mann, Vice President -- Value-Added Services. Although the Company believes that it would be able to locate suitable replacements for its executives if their services were lost, there can be no assurance it would be able to do so. Accordingly, the loss of services of one or more of the Company's key executives could have a material adverse effect upon the business of the Company.

LIMITATIONS ON AVAILABILITY OF THE COMPANY'S NET OPERATING LOSS CARRYFORWARDS

    As of December 31, 1995, the Company had United States federal income tax net operating loss carryforwards ("NOLs") of approximately $19.6 million and state tax NOLs of approximately

$1.3 million, primarily California, most of which expire between 1998 and 2009. The NOLs resulted from Brajdas Corporation's ("Brajdas") losses prior to the Richey-Brajdas Merger (as defined herein). Section 382 of the Internal Revenue Code of 1986, as amended ("Section 382"), imposes annual limitations on NOLs in the event certain changes in a company's stock ownership over a three-year period exceed a specified threshold (a "Change in Ownership"). As a result of the Company's secondary public offering of Common Stock in April 1995, pursuant to which the Company and certain shareholders of the Company sold 3,615,000 shares of the Company's Common Stock, the use of such NOLs will be limited to approximately $3.0 million per year until they are fully utilized or expire, whichever occurs first. The Company's NOLs are subject to review by the Internal Revenue Service ("IRS"). If the Company's NOLs were disallowed or their use was further limited, there could be a material adverse effect on the Company's cash flow. See Note 8 of Notes to Financial Statements which are included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, a copy of which accompanies this prospectus.

POSSIBLE ISSUANCE OF PREFERRED SHARES; ANTI-TAKEOVER PROVISIONS

    The Company's Restated Certificate of Incorporation authorizes the issuance of 10,000 shares of preferred stock. The Company's Board of Directors has the power to issue any or all of these additional shares without stockholder approval, which shares can be issued with such rights, preferences and limitations as are determined by the Board. The Company presently has no commitments or contracts to issue any shares of preferred stock. The Company is also subject to the Delaware statute regulating business combinations. These provisions, as well as certain provisions of the Company's bylaws, could delay, discourage, hinder or preclude an unsolicited acquisition of the Company, could make it less likely that stockholders receive a premium for their shares as a result of any such attempt and could adversely affect the market price of and the voting and other rights of the holders of the Common Stock. See "Description of Capital Stock."

VOLATILITY OF PRICE OF STOCK AND NOTES

    The trading price of the Company's Common Stock and the Notes could be subject to fluctuations in response to variations in quarterly operating results, the gain or loss of significant contracts, changes in management, future announcements concerning the Company, general trends in the industry and other events or factors. In addition, the volatility of the prices of the Company's Common Stock, changes in prevailing interest rates and changes in perceptions of the Company's creditworthiness may adversely affect the price of the Notes offered hereby.

SUBORDINATION OF NOTES


    The Notes are subordinate in right of payment to all existing and future Senior Indebtedness of the Company. Senior Indebtedness includes all secured indebtedness of the Company, whether existing on or created or incurred after the date of the issuance of the Notes, that is not made subordinate to or pari passu with the Notes by the instrument creating the indebtedness. As of May 29, 1996, the Company had approximately $10 million of Senior Indebtedness outstanding, substantially all of which represents borrowings under its $45 million revolving credit facility. The Indenture (as defined herein) does not limit the amount of additional indebtedness, including Senior Indebtedness, which the Company can create, incur, assume or guarantee. By reason of such subordination of the Notes, in the event of the insolvency, receivership, liquidation, reorganization, dissolution or winding up of the business of the Company or upon a default in payment with respect to any Senior Indebtedness of the Company or an event of default with respect to such indebtedness resulting in the acceleration thereof, the assets of the Company will be available to pay the amounts due on the Notes only after all of the Senior Indebtedness of the Company has been paid in full.


    The Notes are obligations exclusively of the Company and not of any subsidiary. The operations of Deanco were acquired through the acquisition of the stock of its parent holding company and Deanco continues to operate as a wholly-owned subsidiary of the Company. The Company has not historically conducted operations through subsidiaries, and currently is in the process of merging Deanco into the Company. However, no assurances can be given as to the timing of any such merger or as to whether the Company will in the future conduct significant operations through subsidiaries. Unless and until Deanco is merged into the Company, the Notes will be effectively subordinated to all indebtedness and other liabilities (including trade payables and lease payables) of Deanco, and if the Company begins to conduct business through subsidiaries, the Notes will be effectively subordinated to all such indebtedness and other liabilities and commitments of such subsidiaries. See "Description of Notes -- Subordination of Notes."

LIMITATIONS ON REPURCHASE UPON A DESIGNATED EVENT

    In the event of a Designated Event, which includes a Change in Control and a Termination of Trading (each as defined herein), each holder of Notes will have the right, at the holder's option, to require the Company to repurchase all or a portion of such holder's Notes at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest to the Repurchase Date (as defined herein). The Company's ability to repurchase the Notes upon a
Designated Event may be limited by the terms of the Company's Senior Indebtedness and the subordination provisions of the Indenture. In addition, the revolving credit facility allows the lender to terminate the commitments on 30 days' notice if there is a change in control of the Company (as defined in the revolving credit facility). Further, the ability of the Company to repurchase the Notes upon a Designated Event will be dependent on the availability of sufficient funds and compliance with applicable securities laws. Accordingly, there can be no assurance that the Company will be able to repurchase the Notes upon a Designated Event. The term "Designated Event" is limited to certain specified transactions and may not include other events that might adversely affect the financial condition of the Company or result in a downgrade of the credit rating of the Notes, nor would the requirement that the Company offer to repurchase the Notes upon a Designated Event necessarily afford holders of the Notes protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving the Company. See "Description of Notes."

ABSENCE OF A PUBLIC MARKET FOR THE NOTES

    Although the Notes have been approved for trading in the PORTAL market, there can be no assurance that any market for the Notes will develop, or if one does develop, that it will be maintained. If an active market for the Notes fails to develop or be sustained, the trading price of such Notes could be adversely affected.

FUTURE CAPITAL NEEDS; UNCERTAINTY OF ADDITIONAL FUNDING

    The Company anticipates that its existing capital resources and credit facilities will be adequate to satisfy its capital requirements for at least the next twelve months. The Company's future capital requirements will depend, however, on many factors, including, but not limited to, the size and timing of future acquisitions, if any, and the availability of additional financing. To the extent that existing resources and future earnings are insufficient to fund the Company's activities, the Company may need to raise additional funds through debt or equity financings. No assurance can be given that such additional financing will be available or that, if available, it can be obtained on terms favorable to the Company and its stockholders. In addition, any equity financing could result in dilution to the Company's stockholders. The unavailability of adequate funds could adversely affect the Company's future operations.

SHARES ELIGIBLE FOR FUTURE SALES


    Sale of a substantial number of shares of the Company's Common Stock in the public market could adversely affect the market price of the Common Stock. Substantially all shares of Common Stock are eligible for sale subject, in certain instances, to the resale limitations of Rule 144 promulgated under the Securities Act.

                                USE OF PROCEEDS

    The Company will not receive any proceeds from the sale of the Notes or the Conversion Shares by the Selling Securityholders. See "Selling Securityholders" for a list of those persons and entities receiving the proceeds from the sales of the Notes or the Conversion Shares.

                       RATIO OF EARNINGS TO FIXED CHARGES

    For purposes of calculating the ratio of earnings to fixed charges, (i) earnings consist of income before income taxes, plus fixed charges and (ii) fixed charges consist of interest expense incurred, amortization of deferred debt costs, plus the portion of rental expense under operating leases deemed by the Company to be representative of the interest factor.

    The Company's ratio of earnings to fixed charges for each of the periods indicated is as follows:

                                  YEARS ENDED (1)
- ------------------------------------------------------------------------------------
  JANUARY 3,      JANUARY 1,      DECEMBER 31,      DECEMBER 31,      DECEMBER 31,
     1992            1993             1993              1994              1995
- --------------  --------------  ----------------  ----------------  ----------------
        2.5x            2.1x             1.7x              2.5x              4.3x

- ------------------------
(1) On December 20, 1995, the Company completed the Deanco Acquisition. On August 16, 1995, the Company completed the IEI Acquisition. On April 4, 1994, the Company completed the acquisition (the "In-Stock Acquisition") of the business of the In-Stock division of Anchor Group, Inc. ("In-Stock"). On April 6, 1993, RicheyImpact Electronics, Inc. ("RicheyImpact") completed a merger with Brajdas through the issuance of 3,114,286 shares of Common Stock (the "Richey-Brajdas Merger"). After the Richey-Brajdas Merger, management of RicheyImpact assumed control of the combined company, which changed its name to Richey Electronics, Inc. In December 1990, RicheyImpact acquired the operations of Richey/Impact Electronics Inc. ("Old Richey") from Lex Service Inc. ("Lex"). The financial data used to calculate the ratio of earnings to fixed charges exclude the results of operations of Brajdas prior to the Richey-Brajdas Merger in April 1993, of In-Stock prior to the In-Stock Acquisition in April 1994, of IEI prior to the IEI Acquisition in August 1995 and of Deanco prior to the Deanco Acquisition in December 1995.

                              DESCRIPTION OF NOTES

    The Notes were issued under an Indenture, dated as of February 15, 1996 (the "Indenture"), between the Company and First Trust of California, National Association, as Trustee (the "Trustee"). The Notes and the Conversion Shares are being registered pursuant to the Registration Rights Agreement dated February 26, 1996 among the Company and the Initial Purchasers (the "Registration Rights Agreement"). The following summaries of certain provisions of the Indenture and the Registration Rights Agreement do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the Indenture and the Registration Rights Agreement including the definitions therein of certain terms which are not otherwise defined in this prospectus.

GENERAL

    The Notes are in aggregate principal amount of $55,755,000. The Notes mature on March 1, 2006 unless earlier redeemed at the option of the Company or repurchased by the Company at the option of the holder upon a Designated Event. The Notes are unsecured obligations of the Company subordinate in right of payment to certain other obligations of the Company as described under "Subordination of Notes" and convertible into Common Stock as described under "Conversion of Notes."

    The Notes bear interest from the most recent date to which interest has been paid, or if no interest has been paid, from February 26, 1996, at the rate of 7% per annum computed on the basis of a 360-day year of twelve 30-day months. Interest will be payable semi-annually on March 1 and

September 1 of each year (each an "Interest Payment Date"), commencing on September 1, 1996, to the person in whose name the Notes are registered at the close of business on the preceding February 15 or August 15, respectively (in each case, a "Record Date," and the holder of such Note on a Record Date, the "Record Holder"). With respect to a Note or portion thereof that is called for redemption, or that is repurchased in connection with a Designated Event, in either case during the period from a Record Date to (but excluding) the next succeeding Interest Payment Date, interest shall be paid to the Record Holder in an amount equal to the accrued interest as of the date immediately preceding the date fixed for redemption or repurchase. Principal of and premium, if any, and interest on the Notes will be payable, and the Notes may be surrendered for conversion and registration of transfer, at the office or agency of the Company in New York City (which initially will be the agency of the Trustee at 100 Wall Street, 20th floor, New York, New York 10005, Attention: Bond Holder Window). In addition, payment of interest may, at the option of the Company, be made by check mailed to the address of the Person entitled thereto as it appears in the Security Register.

    The Indenture does not contain any financial covenants, and does not limit or contain any restriction on (i) the payment of dividends, (ii) the Company's ability to incur Senior Indebtedness or other indebtedness or (iii) the repurchase of securities of the Company. The Indenture contains no covenants or other provisions to afford protection to holders of Notes in the event of a highly leveraged transaction or a Change in Control of the Company except to the extent described under "--Repurchase at Option of Holder Upon Change in Control or Termination of Trading."

    The Indenture and the Notes are governed by and construed under the laws of the State of New York.

CONVERSION OF NOTES

    The holder of any Note will have the right, at the holder's option, to convert such Note, or any portion thereof which is an integral multiple of $1,000, into shares of Common Stock of the Company at any time after the date 60 days following March 22, 1996 (the latest date of original issuance of the Notes) and prior to the close of business on the maturity date (unless earlier redeemed or repurchased), initially at the conversion price of $14.125 per share (which is equivalent to a conversion rate of 70.7965 shares per $1,000 principal amount of Notes), subject to adjustment as described below. The right to convert Notes called for redemption will terminate at the close of business on the second trading day prior to the redemption date (unless the Company defaults in payment of the redemption price). A Note for which a holder has delivered a notice to require the Company to repurchase such Note upon a Change in Control may be converted only if such notice is properly withdrawn by such holder prior to the close of business on the Repurchase Date (as defined herein) in accordance with the terms of the Indenture.

    The conversion price will be subject to adjustment in certain events, including:

        (i) dividends (and other distributions) payable in Common Stock on shares of any class of capital stock of the Company;

        (ii) subdivisions, combinations and reclassifications of Common Stock;

       (iii) the issuance to all holders of Common Stock of rights, options or warrants entitling the holder thereof to subscribe for or purchase Common Stock at less than the then current market price (as defined in the Indenture);

       (iv) distributions to all holders of Common Stock of evidences of indebtedness of the Company, cash or other assets, including shares of its capital stock (other than Common Stock) and other securities, but excluding
    (A) those rights, options, warrants, dividends and distributions referred to in clauses (i) and (iii) above and subdivisions of shares referred to in clause (ii) above and (B) dividends and distributions paid exclusively in cash in an aggregate amount that (combined together with (x) all other such all-cash dividends and distributions made within the preceding 12 months in respect of which no adjustment has been made and (y) the excess of

    (1) any consideration paid in respect of repurchases by the Company or any of its subsidiaries of Common Stock referred to in clause (v) concluded within the preceding 12 months in respect of which no adjustment has been made over (2) the then current market price of the Common Stock does not exceed 10% of the Company's market capitalization (being the product of the then current market price of the Common Stock times the number of shares of Common Stock then outstanding) on the record date for such distribution; and

        (v) certain repurchases by the Company and its subsidiaries of Common Stock (including repurchases in connection with a tender offer) in which the repurchase price exceeds both the then current conversion price of the Notes and the then current market price of the Common Stock, but excluding repurchases in which the excess of the consideration paid over the current market price of the Common Stock (together with the amount of any such excess with respect to any other such repurchases, and the amount of any all-cash dividends, in each case concluded or paid within the preceding 12 months and in respect of which no adjustment has been made) do not exceed 10% of the Company's market capitalization.

    In addition to the foregoing adjustments, the Company will be permitted to make such reductions in the conversion price as it considers to be advisable in order that any event treated for federal income tax purposes as a dividend of stock or stock rights will not be taxable to the recipients. No adjustment in the conversion price will be required unless such adjustment would require a change of at least 1% of the price then in effect; provided, however, that any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment.

    The right of conversion may be exercised by the holder by delivering the Notes to the office or agency of the Company maintained for such purpose in the City of New York, accompanied by a duly signed and completed notice of conversion. The conversion date will be the date on which the Note and the duly signed and completed notice of conversion are so delivered. As promptly as practicable on or after the conversion date, the Company will issue and deliver a certificate or certificates for the number of full shares of Common Stock issuable upon conversion, together with payment in lieu of any fraction of a share.

    Notes surrendered for conversion after any Record Date and prior to the next succeeding Interest Payment Date (except Notes called for redemption on a redemption date that is prior to the date two trading days after such Interest Payment Date) must be accompanied by payment of an amount equal to the interest thereon which the Record Holder thereof on such Record Date is to receive on such Interest Payment Date. A Note surrendered for conversion on an Interest Payment Date need not be accompanied by any such payment. In the case of any Note which has been converted after any Record Date and on or before the next Interest Payment Date, interest shall be paid on such Interest Payment Date to the Record Holder of such Note on such Record Date. As a result, holders that surrender Notes for conversion on a date that is not an Interest Payment Date will not receive a net payment of interest for the period from the Interest Payment Date next preceding the date of conversion to the date of conversion or for any later period, even if the Notes are surrendered after a notice of redemption (except for the payment of interest on Notes called for redemption on a redemption date that is after a Record Date and is prior to the date two trading days after the next Interest Payment Date). Subject to the aforesaid right of the Record Holder on any Record Date to receive an installment of interest, no payment or adjustment will be made on conversion for interest accrued on the converted Note or for dividends on the Common Stock issued on conversion. No fractional shares of Common Stock will be issued upon conversion, but, in lieu thereof, the Company will pay a cash adjustment based upon the market price of the Common Stock on the trading day prior to the date of conversion, as provided in the Indenture.

    In case of any consolidation or merger of the Company with or into any other corporation, or in the case of any consolidation or merger of another corporation into the Company (other than a merger which does not result in any reclassification, conversion, exchange or cancellation of shares of Common Stock), or any sale or transfer of all or substantially all of the assets of the Company, each Note shall become convertible only into the kind and amount of securities, cash or other property which the holder of such Note would have been entitled to receive upon such consolidation, merger, sale or transfer if such holder had held the Common Stock issuable upon the conversion of such Note immediately prior to such consolidation, merger, sale or transfer (assuming that such holder failed to exercise any rights of election and that such Note was then convertible).

    If at any time the Company makes a distribution of property to its stockholders which would be taxable to such stockholders as a dividend for federal income tax purposes (E.G., distributions of evidences of indebtedness or assets of the Company, but generally not stock dividends on Common Stock or rights to subscribe for Common Stock) and, pursuant to the anti-dilution provisions of the Indenture, the number of shares into which Notes are convertible is increased, such increase may be deemed for federal income tax purposes to be the payment of a taxable dividend to holders of Notes.

SUBORDINATION OF NOTES

    The payment of the principal of and premium, if any, and interest on the Notes (including the payment of the redemption price or repurchase price with respect to the Notes) will be subordinated in right of payment to the extent set forth in the Indenture to the prior payment in full of the principal of, and premium, if any, and interest on all existing and future Senior Indebtedness of the Company. The Indenture does not limit the amount of Senior Indebtedness that may be incurred by the Company or any other indebtedness or obligations that may be incurred by the Company. The Company expects from time to time to incur additional Senior Indebtedness and other indebtedness and obligations.

    The Indenture provides that in the event, and during the continuance, of a default in any payment of any Senior Indebtedness (including a default under any repurchase or redemption obligation), no payment may be made by the Company on or in respect of the Notes after written notice to the Company and the Trustee by any holder of Senior Indebtedness. Upon the occurrence and during the continuance of a default on any Senior Indebtedness (other than a payment event of default) that permits the holders of such Senior Indebtedness to accelerate its maturity, and following receipt by the Company and the Trustee of the notice provided for by the Indenture, no payment may be made on the Notes for a period of up to 179 days (a "Payment Blockage Period") during any consecutive 365-day period, unless such default is cured or waived. No more than one Payment Blockage Period may be imposed in any one 365-day period. In the event of any payment or distribution of assets of the Company resulting from any liquidation, dissolution, winding-up, reorganization or any insolvency or receivership proceedings of the Company or upon an assignment for the benefit of creditors or any other marshalling of the assets and liabilities of the Company, the holders of all Senior Indebtedness will first be entitled to receive payment in full before the holders of the Notes will be entitled to receive any payment. As a result of these subordination provisions, in the event of insolvency, holders of the Notes may recover less ratably than general creditors of the Company, and such subordination may result in a reduction or elimination of payments to holders of Notes.

    The term "Senior Indebtedness" means the principal of, premium, if any, interest (including all interest accruing subsequent to the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowable as a claim in any such proceeding) and rent, fees, expenses, indemnities and other amounts payable on or in connection with secured Indebtedness of the Company, excluding the claims of trade creditors of the Company, whether outstanding on the date of this Indenture or thereafter created, incurred, assumed or guaranteed by the Company, unless in the case of any particular Indebtedness the instrument creating or evidencing the same or the assumption or guarantee thereof provides that such Indebtedness shall not be senior in right of payment to the Notes or provides that such Indebtedness is "pari passu" or subordinated to the Notes. Notwithstanding the foregoing, Senior Indebtedness shall not include (i) any Indebtedness of the Company to any subsidiary of the Company or (ii) any Indebtedness to the extent that it is not secured. The term "Indebtedness" means, with respect to any Person, (a) all obligations and other liabilities of such Person (i) for borrowed money, (ii) evidenced by bonds, debentures, notes or similar instruments (other than amounts owed for goods or materials purchased in the ordinary course of business or for services) or (iii) with respect to letters of credit, bank guarantees or bankers' acceptances, (b) all obligations for the payment of money in respect of leases of such Person as lessee required, in conformity with generally accepted accounting principles, to be accounted for as capitalized lease obligations on the balance sheet of such Person, (c) all direct or indirect guaranties or similar agreements by such Person in respect of, and obligations or liabilities of such Person to purchase or otherwise acquire or otherwise assure a creditor against loss in respect of, indebtedness, obligations or liabilities of another Person of the kind described in clauses
(a) and (b), (d) any indebtedness or other obligations described in clauses (a) and (b) secured by any mortgage, pledge, lien or other encumbrance existing on property which is owned or held by such Person, regardless of whether the indebtedness or other obligation secured thereby shall have been assumed by such Person and (e) any and all deferrals, renewals, extensions and refundings of, or amendments, modifications or supplements to, any indebtedness, obligation or liability of the kind described in clauses (a) through (d). As of May 29, 1996, the Company had approximately $10 million of Senior Indebtedness outstanding, substantially all of which represents borrowings under its Revolving Line of Credit.


    The Notes are obligations exclusively of the Company and not of any subsidiary. The operations of Deanco were acquired through the acquisition of the stock of its parent holding company and Deanco continues to operate as a wholly-owned subsidiary of the Company. The Company has not historically conducted operations through subsidiaries, and currently is in the process of merging Deanco into the Company. However, no assurances can be given as to the timing of any such merger or as to whether the Company will in the future conduct significant operations through subsidiaries. Unless and until Deanco is merged into the Company, the Notes will be effectively subordinated to all indebtedness and other liabilities (including trade payables and lease payables) of Deanco, and if the Company begins to conduct business through subsidiaries, the Notes will be effectively subordinated to all such indebtedness and other liabilities and commitments of such subsidiaries. To the extent that any significant operations of the Company are conducted through subsidiaries, the cash flow and the consequent ability to service debt, including the Notes, of the Company will be partially dependent upon the earnings of any such subsidiaries and the distribution of those earnings, or upon loans or other payments of funds by those subsidiaries, to the Company. Neither Deanco nor any future subsidiary will have any obligation to pay any amounts due pursuant to the Notes or to make any funds available to the Company therefor. In addition, the payment of dividends and the making of loans and advances to the Company by Deanco and any other such subsidiaries are and would be (i) subject to certain statutory or contractual restrictions, (ii) dependent upon the earnings of such subsidiaries and (iii) subject to various business considerations. The Indenture does not limit the amount of indebtedness which any subsidiary can create, incur, assume or guarantee.

    In the event that, notwithstanding the foregoing, the Trustee or any holder of Notes receives any payment or distribution of assets of the Company of any kind in contravention of any of the terms of the Indenture, whether in cash, property or securities, including, without limitation, by way of set-off or otherwise, in respect of the Notes before all Senior Indebtedness is paid in full, then such payment or distribution will be held by the recipient in trust for the benefit of holders of Senior Indebtedness of the Company, and will be immediately paid over or delivered to the holders of Senior Indebtedness of the Company or their representative or representatives to the extent necessary to make payment in full of all Senior Indebtedness of the Company remaining unpaid, after giving effect to any concurrent payment or distribution, or provision therefor, to or for the holders of Senior Indebtedness of the Company.

REDEMPTION AT OPTION OF COMPANY

    The Notes may not be redeemed by the Company prior to March 4, 1999. Thereafter, the Notes may be redeemed at the option of the Company, in whole or in part, upon not less than 20 nor more than 60 days' notice by mail. The redemption prices (expressed as a percentage of principal amount) are as follows for the 12-month period beginning March 1 of the following years:

                                                        REDEMPTION
YEAR                                                       PRICE
- -----------------------------------------------------  -------------
1999.................................................       103.5%
2000.................................................       103.0%
2001.................................................       102.5%
2002.................................................       102.0%
2003.................................................       101.5%
2004.................................................       101.0%
2005.................................................       100.5%

and 100% on March 1, 2006, in each case together with accrued interest to the date of redemption; provided that if the date fixed for redemption shall be a date after a Record Date and on or before the related Interest Payment Date, then the semi-annual payment of interest becoming due on the Interest Payment Date shall be payable to the Record Holders on such Record Date.

    If less than all of the Notes are to be redeemed, the Trustee will select the particular Notes (or the portions thereof) to be redeemed either by lot or, in its discretion, on a pro rata basis. If any Note is to be redeemed in part only, a new Note or Notes in principal amount equal to the unredeemed principal portion thereof will be issued. If a portion of a holder's Notes are selected for partial redemption and such holder converts a portion of such Notes, such converted portion shall be deemed to be taken from the portion selected for redemption.

    No sinking fund is provided for the Notes.

REPURCHASE AT OPTION OF HOLDER UPON CHANGE IN CONTROL OR TERMINATION OF TRADING

    Upon any Designated Event (as defined below), each holder of Notes shall have the right (the "Repurchase Right"), at the holder's option, subject to the terms and conditions of the Indenture, to require the Company to repurchase all of such holder's Notes, or a portion thereof which is $1,000 or any integral multiple thereof, on the date (the "Repurchase Date") that is 45 days after the date of the Company Notice (as defined below) at a price equal to 101% of the principal amount of the Notes, plus accrued and unpaid interest to the Repurchase Date.

    Within 30 days after the occurrence of a Designated Event, the Company is obligated to mail to the Trustee and to each holder of the Notes a notice (the "Company Notice") of the occurrence of such Designated Event, and the Repurchase Right arising as a result thereof setting forth, among other things, the terms and conditions of, and the procedures required for the exercise of, such Repurchase Right. To exercise the Repurchase Right, a holder of Notes must deliver on or before the close of business on the date five days prior to the Repurchase Date written notice to the Company (or an agent designated by the Company for such purpose) and the Trustee of the holder's exercise of such Repurchase Right specifying the Notes with respect to which the right is being exercised. Such notice of exercise may be withdrawn by the holder by a written notice of withdrawal delivered to the Company or such agent at any time on or before the close of business on the Repurchase Date.

    "DESIGNATED EVENT" means a Change in Control or a Termination of Trading (each as defined below).

    "CHANGE IN CONTROL" means an event or series of events as a result of  which
(i) any "person" or "group" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) is or becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act) of shares representing more than 50% of the combined voting power of the then outstanding securities entitled to vote generally in elections of directors of the Company ("Voting Stock"), (ii) the Company consolidates with or merges into any other corporation, or conveys, transfers or leases all or substantially all of its assets to any person, or any other corporation merges into the Company, and, in the case of any such transaction, the outstanding common stock of the Company is changed or exchanged as a result, unless the stockholders of the Company immediately before such transaction own, directly or indirectly immediately following such transaction, at least 51% of the combined voting power of the outstanding voting securities of the corporation resulting from such transaction in substantially the same proportion as their ownership of the Voting Stock immediately before such transaction, or
(iii) at any time Continuing Directors (as defined below) do not constitute a majority of the Board of Directors of the Company (or, if applicable, a successor corporation to the Company); provided that a Change in Control shall not be deemed to have occurred if either (x) the last sale price of the Common Stock for any five trading days during the ten trading days immediately preceding the Change in Control is at least equal to 105% of the conversion price in effect on such five trading days or (y) both (i) at least 90% of the consideration (excluding cash payments for fractional shares) in the transaction or transactions constituting the Change in Control consists of common stock or securities convertible into common stock that are, or upon issuance will be, traded on a United States national securities exchange or approved for trading on an established automated over-the-counter trading market in the United States and (ii) the last sale price of such common stock for any five trading days during the ten trading days immediately preceding the Change in Control is at least equal to 105% of the conversion price in effect on such five trading days.

    "CONTINUING DIRECTOR" means at any date a member of the Company's Board of Directors (i) who was a member of such board on February 21, 1996 or (ii) who was nominated or elected by at least a majority of the directors who were Continuing Directors at the time of such nomination or election or whose election to the Company's Board of Directors was recommended or endorsed by at least a majority of the directors who were Continuing Directors at the time of such nomination or election. (Under this definition, if the current Board of Directors of the Company were to approve a new director or directors and then resign, no Change in Control would occur even though the current Board of Directors would thereafter cease to be in office).

    No quantitative or other established meaning has been given to the phrase "all or substantially all" (which appears in the definition of Change in Control) by courts which have interpreted this phrase in various contexts. In interpreting this phrase, courts make a subjective determination as to the portion of assets conveyed, considering such factors as the value of assets conveyed and the proportion of an entity's income derived from the assets conveyed. To the extent the meaning of such phrase is uncertain, uncertainty will exist as to whether or not a Change in Control may have occurred (and, accordingly, whether or not the holders of Notes will have the right to require the Company to repurchase their Notes).

    "TERMINATION OF TRADING" shall have occurred if the Common Stock (or other common stock into which the Notes are then convertible) is neither listed for trading on a United States national securities exchange nor approved for trading on an established automated over-the-counter trading market in the United States.

    Rule 13e-4 under the Exchange Act requires the dissemination of certain information to security holders in the event of an issuer tender offer and may apply in the event that the Repurchase Right becomes available to holders of the Notes. The Company will comply with this rule to the extent applicable at that time and with Rule 14e-1 and all other applicable federal and state securities laws in connection with any such repurchase option.

    The Company may not repurchase any Notes upon a Designated Event if at such time the subordination provisions of the Indenture would prohibit the Company from making payments of principal in respect of the Notes. Agreements relating to the Company's Senior Indebtedness contain, and agreements relating to Senior Indebtedness incurred by the Company in the future are likely to contain, restrictions relating to the repurchase by the Company of the Notes pursuant to the Repurchase Right. Such provisions, together with the subordination of the Notes to all existing and future

Senior Indebtedness of the Company, and the funds then available to the Company, may limit the ability of the Company to repurchase the Notes in the event of a Designated Event. Failure by the Company to repurchase the Notes when required upon a Designated Event will result in an Event of Default under the Indenture whether or not such repurchase is permitted by the subordination provisions. See
- -- "Subordination of Notes" and "Risk Factors -- Limitations on Repurchase Upon a Designated Event."

    The Indenture does not permit the Company's Board of Directors to waive the Company's obligation to repurchase the Notes at the option of the holder pursuant to the Repurchase Right in the event of a Designated Event. The Repurchase Right, however, would not necessarily afford holders of the Notes protection in the event of highly leveraged or other transactions involving the Company that may adversely affect holders of the Notes. Notwithstanding the foregoing, the right to require the Company to repurchase the Notes pursuant to the Repurchase Right could delay or deter a potential acquisition of the Company regardless of whether such acquisition is supported or approved by the Board of Directors of the Company.

    If a Designated Event were to occur, there can be no assurance that the Company would be able to obtain sufficient funds with which to repurchase all the Notes tendered by the holders thereof.

MERGERS AND SALES OF ASSETS BY THE COMPANY

    The Company may not consolidate with or merge into any other Person, or transfer or lease its properties and assets substantially as an entirety to any Person, unless (i) either the Company is the surviving corporation or the Person formed by such consolidation or into which the Company is merged or the Person to which the properties and assets of the Company are so transferred or leased shall be a corporation organized and existing under the laws of the United States, any State thereof or the District of Columbia and shall expressly assume the payment of the principal of and premium, if any, and interest on the Notes and the performance of the other covenants of the Company under the Indenture and shall have provided for conversion rights in accordance with the Indenture, and (ii) immediately after giving effect to such transaction, no Event of Default, or event which, with the giving of notice or the passing of time, or both, would become an Event of Default, shall have occurred and be continuing.

TRANSACTIONS WITH AFFILIATES

    The Indenture provides that the Company will not sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into any contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each of the foregoing, an "Affiliate Transaction"), unless (i) such Affiliate Transaction is on terms that are no less favorable to the Company than those that would have been obtained on an arm's-length basis in a comparable transaction by the Company or with an unrelated Person and (ii) prior to the consummation of any such Affiliate Transaction the Company delivers to the Trustee (x) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate payments in excess of $500,000, a resolution of the disinterested members of the Board of Directors set forth in an Officers' Certificate certifying that such Affiliate Transaction complies with clause (i) above and that such Affiliate Transaction was approved by a majority of the disinterested members of the Board of Directors and (y) with respect to any Affiliate Transaction involving aggregate payments in excess of $15 million, in addition to the requirements specified in clause (x), a written opinion as to the fairness of such Affiliate Transaction to the Company from a financial point of view issued by an investment banking firm of national standing, or in the case of a transaction involving the sale, lease, transfer or purchase of assets subject to valuation, such as real estate, a written appraisal by a nationally recognized appraisal firm; PROVIDED, HOWEVER, that any employment agreement or management agreement entered into by the Company in the ordinary course of business and consistent with the past practice of the Company that is approved by the Board of Directors of the Company (including a majority of the disinterested members in the case of an agreement with a person who is a member of the Board of Directors) shall not be deemed to be an Affiliate Transaction.

MODIFICATION OF THE INDENTURE

    Modifications and amendments of the Indenture may be made, and certain defaults by the Company may be waived, with the consent of the holders of not less than a majority in aggregate principal amount of the Notes at the time Outstanding. However, no such modification or amendment may, without the consent of the holder of each Outstanding Note affected thereby, (i) change the stated maturity date of the principal of, or any installment of interest on, any Note,
(ii) reduce the principal amount of, or the rate of interest on, or any premium payable on, any Note, whether upon acceleration, redemption or otherwise, (iii) change the place or currency for payment of principal of, or premium or interest on, any Note, (iv) impair the right to institute suit for the enforcement of any such payment when due, (v) adversely affect the right provided in the Indenture to convert any Note, (vi) modify the provisions of the Indenture with respect to the subordination of the Notes in a manner adverse to the holders, (vii) modify the provisions relating to the Repurchase Right of the holders in a manner adverse to the holders, (viii) reduce the percentage of principal amount of Outstanding Notes necessary to modify or amend the Indenture or to consent to any waiver provided for in the Indenture, or (ix) modify the obligation of the Company to deliver information required under Rule 144A to permit resales of Notes and Common Stock issuable upon conversion thereof in the event the Company ceases to be subject to certain reporting requirements under the United States securities laws. Without the consent of or notice to any holder of the Notes, the Company and the Trustee may amend or supplement the Indenture to cure any ambiguity, omission, defect or inconsistency, to provide for the assumption by a successor corporation of the obligations of the Company under the Indenture if in compliance with the Indenture, to make any change that does not adversely affect the rights of any holder of the Notes or to comply with any requirement of the Commission in connection with the qualification of the Indenture under the Trust Indenture Act.

EVENTS OF DEFAULT

    The following are Events of Default under the Indenture: (i) default in the payment of any interest on any Note when due, continuing for 30 days, whether or not such payment is prohibited by the subordination provisions of the Indenture,
(ii) default in the payment of principal or premium, if any, or in the payment of any redemption obligation, when due, whether or not such payment is prohibited by the subordination provisions of the Indenture, (iii) failure to perform any other covenant of the Company under the Indenture, continuing for 60 days after written notice as provided in the Indenture, (iv) default (after giving effect to any applicable grace periods or waivers or any extension of any maturity date) under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness by the Company (or the payment of which is guaranteed by the Company) whether such Indebtedness or guarantee now exists, or is created after the date of the Indenture if (a) either (1) such default results from the failure to pay principal of, or interest on, such Indebtedness or (2) as a result of such default the maturity of such Indebtedness has been accelerated, and (b) the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness with respect to which such a payment default (after the expiration of any applicable grace period or any extension of the maturity date) has occurred, or the maturity of which has been so accelerated, exceeds $2.5 million in the aggregate at any one time; (v) failure by the Company to pay final judgments in excess of $1.0 million which judgments are not stayed within 60 days after their entry, and (vi) certain events of bankruptcy, insolvency or reorganization.

    If an Event of Default shall occur and be continuing, the Trustee or the holders of not less than 25% in principal amount of the Outstanding Notes may accelerate the maturity of all Notes. Under certain circumstances, however, such declarations may be annulled and past defaults (other than certain payment defaults) may be waived by the holders of a majority in principal amount of the Outstanding Notes. If an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization were to occur, all unpaid principal of and accrued interest on the Outstanding Notes will become due and payable immediately without any declaration or other act on the part of the Trustee or any holders of Notes.

    The Indenture provides that the Trustee shall, within 90 days after the occurrence of a default, give to the registered holders of Notes notice of all uncured defaults known to it, but the Trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the best interest of such registered holders, except in the case of a default in the payment of the principal of, or premium, if any, or interest on, any of the Notes when due or in the payment of any redemption obligation.

    The holders of not less than a majority in principal amount of the Outstanding Notes may on behalf of the holders of all Notes waive any past defaults, except a default in payment of the principal of, or premium, if any, or interest on, any Note when due or in respect of certain provisions of the Indenture which cannot be modified or amended without the consent of the holder of each Outstanding Note affected thereby.

    The Company is required to furnish to the Trustee annually a statement of certain officers of the Company stating whether or not to the best of their knowledge the Company is in default in the performance and observance of certain terms of the Indenture and, if they have knowledge that the Company is in default, specifying such default.

REGISTRATION RIGHTS

    Pursuant to the Registration Rights Agreement between the Company and the Initial Purchasers, the Company has filed with the Commission a registration statement on Form S-2 (the "Shelf Registration Statement"), of which this prospectus is a part, to cover resales by holders of the Notes and the sale of the Conversion Shares (together, the "Securities"). The Company will use its best efforts to cause such registration statement to become effective as promptly as is practicable and to keep the registration statement effective for three years after March 22, 1996 (the latest date of original issuance of any of the Notes). The Company will be permitted, upon notice (a "Suspension Notice") to each record holder of Securities (and to certain other owners of Securities of which the Company has actual knowledge as provided in the Registration Rights Agreement), to suspend the use of this prospectus (which is a part of the Shelf Registration Statement) in connection with sales of Securities by holders during certain periods of time (each a "Suspension Period") under certain circumstances relating to pending corporate developments and public filings with the Commission and similar events. The Registration Rights Agreement provides that if (i) the Shelf Registration Statement is not filed with the Commission on or prior to 60 days after February 26, 1996, (ii) the Shelf Registration Statement has not been declared effective by the Commission within 120 days after February 26, 1996, (iii) the Shelf Registration Statement is filed and declared effective but shall thereafter cease to be effective (without being succeeded immediately by an additional Shelf Registration Statement filed and declared effective) for more than 30 days, (iv) the Company shall have delivered a Suspension Notice to holders of Securities suspending the use of the prospectus, and the related Suspension Period shall have continued for over 30 days after any such holder has delivered a notice to the Company representing that it has a good faith present intention to sell Securities under the Shelf Registration Statement, or
(v) there shall be more than an aggregate of 60 days in any twelve consecutive months in which one or more Suspension Periods shall be continuing following such notice from any holder or holders of their intention to sell Securities (each such event referred to in clauses (i) through (v), a "Registration Default"), the Company will pay liquidated damages to each holder of Securities, during the first 90-day period immediately following the occurrence of such Registration Default in an amount equal to $0.05 per week per $1,000 principal amount of Notes and, if applicable, $0.01 per week per share (subject to adjustment in the event of stock splits, stock recombinations, stock dividends and the like) of Common Stock issued upon conversion of the Notes held by such holder. The amount of the liquidated damages will increase by an additional $0.05 per week per $1,000 principal amount of Notes or $0.01 per week per share (subject to adjustment as set forth above) of Common Stock upon conversion of the Notes for each subsequent 90-day period until the applicable Registration Statement is filed and the applicable Registration Statement is declared effective, or the Shelf Registration Statement again becomes effective, as the case may be, up to a maximum amount of liquidated damages of $0.25 per week per $1,000 principal amount of Notes or

$0.05 per week per share (subject to adjustment as set forth above) of Common Stock. Following the cure of a Registration Default, liquidated damages will cease to accrue with respect to such Registration Default. The Company will provide to each registered holder copies of this prospectus, notify each registered holder when the Shelf Registration Statement has become effective and take certain other actions as are required to permit unrestricted resales of the Securities. A holder who sells the Securities pursuant to the Shelf Registration Statement generally will be required to be named as a Selling Securityholder in the related prospectus and to deliver a prospectus to purchasers and will be bound by the provisions of the Registration Rights Agreement which are applicable to such holder (including certain indemnification provisions).

    The specific provisions relating to the registrations described above are contained in the Registration Rights Agreement.

FORM AND REGISTRATION

    GLOBAL NOTE; BOOK ENTRY FORM

    Notes held by "qualified institutional buyers," as defined in Rule 144A under the Securities Act ("Qualified Institutional Buyers" or "QIBs") or by a person who is not a U.S. person who acquired such Note in an "offshore transaction" in reliance on Regulation S under the Securities Act (a "Non-U.S. Person"), but not by other purchasers, are evidenced by a global note (the "Global Note") which has been deposited with, or on behalf of, The Depository Trust Company, New York, New York ("DTC") and registered in the name of Cede & Co. ("Cede") as DTC's nominee. Except as set forth below, the record ownership of the Global Note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

    A Qualified Institutional Buyer or Non-U.S. Person may hold its interest in the Global Note directly through DTC if such Qualified Institutional Buyer is a participant in DTC, or indirectly through organizations which are participants in DTC (the "Participants"). Transfers between Participants will be effected in the ordinary way in accordance with DTC rules and will be settled in clearing house funds. The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability to transfer beneficial interests in the Global Note to such persons may be limited.

    Qualified Institutional Buyers and Non-U.S. Persons who are not Participants may beneficially own interests in the Global Note held by DTC only through Participants or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("Indirect Participants"). So long as Cede, as the nominee of DTC, is the registered owner of the Global Note, Cede for all purposes will be considered the sole holder of the Global Note. Owners of beneficial interests in the Global Note will be entitled to have certificates registered in their names and to receive physical delivery of certificates in definitive form.

    Payment of interest on and the redemption price of the Global Note will be made to Cede, the nominee for DTC as the registered owner of the Global Note by wire transfer of immediately available funds on each Interest Payment Date. Neither the Company, the Trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of a beneficial ownership interest in the Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

    The Company has been informed by DTC that, with respect to any payment of interest on and the redemption price of the Global Note, DTC's practice is to credit Participants' accounts on the payment date therefor with payments in amounts proportionate to their respective beneficial interests in the principal amount represented by the Global Note as shown on the records of DTC, unless DTC has reason to believe that it will not receive payment on such payment date. Payments by Participants to owners of beneficial interests in the principal amount represented by the Global Note held through such Participants will be the responsibility of such Participants, as is now the case with securities held for the accounts of customers registered in "street name."

    Because DTC can only act on behalf of Participants, who in turn act on behalf of Indirect Participants and certain banks, the ability of a person having a beneficial interest in the principal amount represented by the Global Note to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing such interest.

    Neither the Company nor the Trustee (or any registrar, paying agent or conversion agent under the Indenture) will have any responsibility for the performance by DTC or its Participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations. DTC has advised the Company that it will take any action permitted to be taken by a holder of Notes (including, without limitation, the presentation of Notes for exchange as described below) only at the direction of one or more Participants to whose account DTC interests in the Global Note are credited and only in respect of the principal amount of the Notes represented by the Global Note as to which such Participant or Participants has or have given such direction.

    DTC has advised the Company as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its Participants and to facilitate the clearance and settlement of securities transactions between Participants through electronic book-entry changes to accounts of its Participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations such as the Initial Purchasers. Certain of such Participants (or their representatives), together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with a Participant, either directly or indirectly.

    Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Note among Participants, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. If DTC is at any time unwilling or unable to continue as depository and a successor depository is not appointed by the Company within 90 days, the Company will cause the Notes to be issued in definitive form in exchange for the Global Note.

    CERTIFICATED NOTES

    Notes sold to investors that are not Qualified Institutional Buyers or Non-U.S. Persons will be issued in definitive registered form and may not be represented by the Global Note. In addition, Qualified Institutional Buyers may request that certificated Notes be issued in exchange for Notes represented by the Global Note. Furthermore, certificated Notes may be issued in exchange for Notes represented by the Global Note if no successor depository is appointed by the Company as set forth above.

THE TRUSTEE

    The Indenture provides that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default, the Trustee will be required to exercise such rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder of Notes, unless such holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

    The Indenture contains limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claim as security or otherwise. The Trustee is permitted to engage in other transactions, provided, however, that if it acquires any conflicting interest (as defined in the Indenture) it must eliminate such conflict within 90 days, apply to the Commission for permission to continue, or resign.

                          DESCRIPTION OF CAPITAL STOCK

COMMON STOCK


    The Company has 30,000,000 authorized shares of the Common Stock, $0.001 par value, of which 9,057,825 shares were issued and outstanding as of May 29, 1996. Holders of the Common Stock are entitled to one vote per share on all matters requiring stockholder action. The Company's Restated Certificate of Incorporation does not permit cumulative voting for the election of directors. The holders of the Common Stock have no preemptive or other subscription rights and there are no redemption, sinking fund or conversion privileges applicable thereto. The holders of the Common Stock are entitled to receive dividends as and when declared by the Board of Directors out of funds legally available therefor. Upon liquidation, dissolution or winding up of the Company, holders of the Common Stock are entitled to share ratably in all assets remaining after payment of liabilities. All outstanding shares of the Common Stock are fully paid and non-assessable.


PREFERRED STOCK


    The Company has 10,000 authorized shares of preferred stock, $0.001 par value, none of which was issued and outstanding as of May 29, 1996. The Company's Restated Certificate of Incorporation permits the terms, rights and preferences of any preferred stock issued in the future, including dividend rates, voting rights, redemption prices, maturity dates, liquidation preference and similar matters, to be determined by the Company's Board of Directors at the time such issuance is approved. Management does not presently know whether any shares of preferred stock will actually be issued or, if issued, what the terms, rights and preferences thereof will be. Under the Delaware General Corporation Law ("Delaware Law"), however, the holders of such preferred stock will not have any preemptive rights with respect to any future issuance of shares of the Common Stock or preferred stock, unless the Company's Restated Certificate of Incorporation is amended to provide for such rights.


CERTAIN CERTIFICATE OF INCORPORATION AND STATUTORY PROVISIONS

    LIMITATIONS OF LIABILITY OF DIRECTORS. The Company's Restated Certificate of Incorporation includes a provision eliminating director liability to the fullest extent permissible under Delaware Law, as such law currently exists or as it may be amended in the future. Delaware corporations are permitted to adopt provisions in their certificates of incorporation eliminating the monetary liability of directors for certain breaches of duty. Such provisions are subject to exceptions, as described below.

    Under Delaware Law, a Delaware corporation may include a provision in its certificate of incorporation which eliminates or limits the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. However, such a provision may not eliminate or limit a director's liability for (i) breaches of the duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law,
(iii) the payment of unlawful dividends or unlawful stock purchases or redemptions, or (iv) transactions in which a director receives an improper personal benefit.

    DELAWARE ANTI-TAKEOVER LAW. The Company is subject to Section 203 of Delaware Law. Section 203 prohibits a publicly held Delaware corporation from engaging in certain "business combinations" with an "interested stockholder" for three years following the date that a person becomes an interested stockholder unless the transaction is approved in the prescribed manner. A business combination includes mergers, stock or asset sales and other transactions resulting in a financial benefit to the interested stockholders. With certain exceptions, an interested stockholder is a person who (i) owns 15% or more of the corporation's outstanding voting stock, and the affiliates and associates of such person, or (ii) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the previous three years, and the affiliates and associates of such person.

    Certain of the provisions described above may have the effect of delaying stockholder actions with respect to certain business combinations and the election of new members to the Board of Directors. As such, the provisions could have the effect of discouraging open market purchases of shares of the Company's Common Stock because they may be considered disadvantageous by a stockholder who desires to participate in a business combination or elect a new director.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the Company's securities is OTR, Inc., Portland, Oregon.

                            SELLING SECURITYHOLDERS

    The Notes were initially issued and sold pursuant to a purchase agreement dated February 21, 1996 (the "Purchase Agreement") among the Company and the Initial Purchasers. The Notes were acquired (a) from the Initial Purchasers by the Selling Securityholders in compliance with Rule 144A, Regulation D or
Regulation S under the Securities Act or (b) in other permitted resale transactions exempt from registration under the Securities Act from the Initial Purchasers or holders who acquired the Notes from the Initial Purchasers or other prior holders thereof. The Company has agreed to indemnify and hold the Initial Purchasers harmless against certain liabilities under the Securities Act that could arise in connection with the sale of the Notes by the Initial Purchasers.

    Jefferies & Company, Inc. ("Jefferies") was one of the Initial Purchasers of the Notes. Jefferies has from time to time rendered financial advisory services on behalf of the Company.

    Except as set forth above, none of the Selling Securityholders has had a material relationship with the Company or any of its predecessors or affiliates within the past three years.


    The following table sets forth certain information as of May 9, 1996 as to the security ownership of the Selling Securityholders. The chart includes information furnished to the Company by DTC.


    Information concerning the Selling Securityholders may change from time to time and any such changed information will be set forth in supplements to this prospectus if and when necessary.


                                          AGGREGATE       NUMBER OF SHARES
                                       PRINCIPAL AMOUNT    OF COMMON STOCK
                                      OF NOTES THAT MAY      THAT MAY BE
NAME                                       BE SOLD            SOLD (1)
- ------------------------------------  ------------------  -----------------
American Express Financial                   3,000,000           212,389
Bank of New York                            11,940,000           845,309
Bankers Trust Company                        9,635,000           682,123
Barclay Bank                                   350,000            24,778
Bear, Stearns & Co., Inc.                    1,000,000            70,796
Boston Safe                                    965,000            68,318
Alex. Brown & Sons, Inc.                       250,000            17,699
Chase Manhattan Bank, N.A.                     100,000             7,079
Chemical Bank                                1,000,000            70,796
Custodial Trust                              3,880,000           274,690
Firstar Trust Company                          500,000            35,398
First National Bank of Omaha                   500,000            35,398
First Alabama Bank                             300,000            21,238
Gales and Company                              125,000             8,849
Hare & Co.                                     245,000            17,345
Harris Trust & Savings Bank                  1,400,000            99,115
Jefferies & Company, Inc.                    1,115,000            78,938
Lazard Freres                                  100,000             7,079
Lazard Freres & Co. LLC                        230,000            16,283
Lehman Brothers                                250,000            17,699
Morgan Guaranty Trust Co.                    1,500,000           106,194
NBD Bank                                       750,000            53,097

                                          AGGREGATE       NUMBER OF SHARES
                                       PRINCIPAL AMOUNT    OF COMMON STOCK
                                      OF NOTES THAT MAY      THAT MAY BE
NAME                                       BE SOLD            SOLD (1)
- ------------------------------------  ------------------  -----------------
Northern Trust Co.                           2,130,000           150,796
PNC Bank, NA                                   200,000            14,159
Provident Life                               1,000,000            70,796
Republic Bank of New York                      600,000            42,477
Society Bank                                 2,385,000           168,849
Spear Leads                                  1,500,000           106,194
SSB Custodial                                5,130,000           363,185
Suntrust Banks                                  25,000             1,769
Wachovia Bank                                  610,000            43,185
Wagner, Stott & Co.                            400,000            28,318
First Trust NA                                 140,000             9,911
The Fifth-Third Bank                         2,500,000           176,991

- ------------------------
(1) Assumes a conversion price of $14.125 per share and a cash payment in lieu of any fractional interest.

                              PLAN OF DISTRIBUTION

    The Notes and the Conversion Shares are being registered to permit public secondary trading of such securities by the holders thereof from time to time after the date of this prospectus. The Company has agreed, among other things, to bear substantially all expenses (other than broker's commission or underwriter's discount or commission) in connection with the registration and sale of the Notes and the Conversion Shares covered by this prospectus.

    The Company will not receive any of the proceeds from the offering of Notes and the Conversion Shares by the Selling Securityholders. The Selling Securityholders may sell all or a portion of the Notes and the Conversion Shares beneficially owned by them and offered hereby from time to time on any exchange on which the securities are listed on terms to be determined at the times of such sales. The Selling Securityholders may also make private sales directly or through a broker or brokers. Alternatively, any of the Selling Securityholders may from time to time offer the Notes or shares of Common Stock beneficially owned by them through underwriters, dealers or agents, who may receive compensation in the form of underwriting discounts, commissions or concessions from the Selling Securityholders and the purchasers of the Notes or Conversion Shares for whom they may act as agent. The aggregate proceeds to the Selling Securityholders from the sale of the Notes or Conversion Shares offered by them hereby will be the purchase price of such Notes or Conversion Shares less discounts and commissions, if any.

    The Notes and the Conversion Shares may be sold from time to time in one or more transactions at fixed offering prices, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. Such prices will be determined by the holders of such securities or by agreement between such holders and underwriters or dealers who may receive fees or commissions in connection therewith.

    The Company's outstanding Common Stock is listed for trading on Nasdaq and the Company intends to seek listing of the Conversion Shares on Nasdaq. The Initial Purchasers have advised the Company that they are making and currently intend to continue making a market in the Notes; however, they are not obligated to do so and any such market-making may be discontinued at any time without notice, in the sole discretion of the Initial Purchasers. The Company does not intend to apply for listing of the Notes on any securities exchange. Accordingly, no assurance can be given as to the development of any trading market that may develop for the Notes. See "Risk Factors -- Absence of a Public Market for the Notes."

    In  order  to  comply  with  the  securities  laws  of  certain  states,  if applicable, the Notes and the Conversion Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Notes and the Conversion Shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

    The Selling Securityholders and any broker-dealers, agents or underwriters that participate with the Selling Securityholders in the distribution of the Notes or the Conversion Shares may be deemed to be "underwriters" within the meaning of the Securities Act, in which event any commissions received by such broker-dealers, agents or underwriters and any profits realized by the Selling Securityholders on the resale of the Notes or the Conversion Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

    In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. There is no assurance that any Selling Securityholder will sell any or all of the Notes or Common Stock described herein, and any Selling Securityholder may transfer, devise or gift such securities by other means not described herein.

    The Notes were originally sold to the Initial Purchasers in February and March 1996 in a private placement. The Company agreed to indemnify and hold the Initial Purchasers harmless against certain liabilities which they may incur under the Securities Act, the Exchange Act or otherwise that could arise in connection with the sale of the Notes by the Initial Purchasers.

    The Company will use its best efforts to cause the registration statement to which this prospectus relates to become effective as soon as practicable and to keep the registration statement effective for a period of three years from March 22, 1996 (the latest date of original issuance of the Notes), or until the Shelf Registration Statement is no longer required for transfer of the Notes or the Conversion Shares. The Company is permitted to suspend the use of this prospectus in connection with the sales of Notes and the Conversion Shares by holders upon the happening of certain events or if there exists any fact that makes any statement of material fact made in this prospectus untrue or that requires the making of additions to or changes in the prospectus in order to make the statements herein not misleading until such time as the Company advises the Selling Securityholders that use of the prospectus may be resumed. Expenses of preparing and filing the registration statement and all post-effective amendments will be borne by the Company.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

    The following is a general discussion of certain United States federal income tax considerations relevant to beneficial owners ("Owners") of the Notes or the Conversion Shares. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury Regulations and Internal Revenue Service ("IRS") rulings, changes to any of which subsequent to the date hereof may affect the tax considerations discussed herein.

    This discussion is for general information only and does not address all aspects of United States federal income taxation that may be relevant to Owners of the Notes or the Conversion Shares. This discussion does not describe the tax consequences arising under the laws of any foreign, state or local jurisdiction, nor does it describe all of the tax consequences that may be relevant to particular purchasers in light of their personal circumstances, or to certain types of purchasers (such as certain financial institutions, insurance companies, tax-exempt entities, dealers in securities or persons who hold the Notes or the Conversion Shares in connection with a straddle) who may be subject to special rules. This discussion assumes that each Owner holds the Notes or the Conversion Shares as capital assets within the meaning of section 1221 of the Code.

    For the purpose of this discussion, the term "U.S. Person" means a citizen or resident of the United States, a corporation or partnership created or organized in the United States or any state thereof, or an estate or trust, the income of which is includible in income for United States federal income tax purposes regardless of its source.

    PROSPECTIVE PURCHASERS OF THE NOTES OR THE CONVERSION SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THEIR PARTICIPATION IN THIS OFFERING, OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING CONVERSION OF THE NOTES, AND THE EFFECT THAT THEIR PARTICULAR CIRCUMSTANCES MAY HAVE ON SUCH TAX CONSEQUENCES.

U.S. PERSONS

OWNERSHIP OF NOTES

    INTEREST. Interest paid on a Note will be taxable to an Owner who is a U.S. Person as ordinary interest income in accordance with the Owner's method of tax accounting at the time that such interest is accrued or actually or constructively received.

    MARKET DISCOUNT. An Owner that purchases a Note at a "market discount" (i.e., at a price less than its stated principal amount) will be required (unless such difference is less than a specified DE MINIMIS amount) to treat any principal payments on, or any gain realized upon the disposition or retirement of, such Note as interest income to the extent of the market discount that accrued while such Owner held such Note, unless the Owner elects to include such market discount in income on a current basis. If such Note is disposed of in a nontaxable transaction (other than conversion of the Note for common stock or a nonrecognition transaction described in section 1276(d) of the Code), accrued market discount will be includible as ordinary income to the Owner as if such Owner had sold the Note at its then fair market value. An Owner of a Note that acquired it at a market discount and that does not elect to include market discount in income on a current basis also may be required to defer the deduction for a portion of the interest expense on any indebtedness incurred or continued to purchase or carry the Note until the deferred income is realized.

    PREMIUM. Except as noted below, an Owner that purchases a Note for an amount in excess of its stated principal amount will be treated as having premium with respect to such Note in the amount of such excess. If such an Owner makes an election under section 171(c)(2) of the Code to treat such premium as "amortizable bond premium," the amount of interest that must be included in such Owner's income for each accrual period will be reduced by the portion of the premium allocable to such period based on the Note's yield to maturity. If the
Note is in fact redeemed, any unamortized premium may be deducted in the year of the redemption. If an Owner makes the election under section 171(c)(2), the election also shall apply to all bonds the interest on which is not excludible from gross income ("fully taxable bonds") held by the Owner at the beginning of the first taxable year to which the election applies and to all such fully taxable bonds thereafter acquired by it, and is irrevocable without the consent of the IRS. If such an election is not made, such an Owner must include the full amount of each interest payment in income in accordance with its regular method of accounting and will receive a tax benefit from the premium only in computing its gain or loss upon the sale or other disposition or retirement of the Note.

    ACCRUAL METHOD ELECTION. Under applicable Treasury regulations, an Owner of a Note is permitted to elect to include in gross income its entire return on a Note (i.e., the excess of all remaining payments to be received on the Note over the amount paid for the Note by such Owner) based on the compounding of interest at a constant rate. Such an election for a Note with amortizable bond premium (or market discount) will result in a deemed election for all of the Owner's debt instruments with amortizable bond premium (or market discount) and may be revoked only with the permission of the IRS.

    CONVERSION OF NOTES. An Owner of a Note will not recognize gain or loss on the conversion of the Note into the Conversion Shares except to the extent that the Common Stock issued upon the conversion is attributable to accrued interest on the Note. The Owner's aggregate tax basis in the Conversion Shares will equal the Owner's aggregate basis in the Note exchanged therefor (less any portion of that basis allocable to cash received in lieu of a fractional share). The holding period of the Conversion Shares received by the Owner upon conversion of the Note will include the period during which the Owner held the Note prior to the conversion.

    Cash received in lieu of a fractional share of Common Stock will be treated as a payment in exchange for such fractional share. Gain or loss recognized on the receipt of cash paid in lieu of such fractional shares generally will equal the difference between the amount of cash received and the basis allocable to the fractional shares.


    If an Owner acquires the Note at a market discount and receives Common Stock upon conversion of the Note, the amount of accrued market discount with respect to the converted Note through the date of the conversion will be treated as ordinary income on the disposition of the Common Stock.


    OWNERSHIP OF SHARES OF COMMON STOCK. Distributions on shares of Common Stock will constitute dividends for United States federal income tax purposes to the extent of current or accumulated earnings and profits of the Company as determined under United States federal income tax principles. Dividends paid to Owners that are United States corporations may qualify for the dividends-received deduction. Individuals, partnerships, trusts, and certain corporations, including certain corporations that are not U.S. Persons, are not entitled to the dividends-received deduction.

    To the extent, if any, that an Owner receives a distribution on shares of Common Stock that would otherwise constitute a dividend for United States federal income tax purposes but that exceeds current and accumulated earnings and profits of the Company, such distribution will be treated first as a non-taxable return of capital reducing the Owner's basis in the shares of Common Stock. Any such distribution in excess of the Owner's basis in the shares of Common Stock will be treated as a capital gain.

SALE OR EXCHANGE OF NOTES OR SHARES OF COMMON STOCK.

    In general, an Owner of a Note will recognize gain or loss upon the sale, redemption, retirement or other disposition of the Note measured by the difference between the amount of cash and the fair market value of any property received (except to the extent attributable to the payment of accrued interest) and the Owner's adjusted tax basis in the Note. An Owner's tax basis in a Note generally will equal the cost of the Note to the Owner increased by the amount of market discount previously taken into income by the Owner or decreased by any bond premium applied to reduce interest payments as described above. In general, each Owner of Common Stock into which the Notes are converted will recognize gain or loss upon the sale, exchange, redemption or other disposition of the Common Stock under rules similar to those applicable to the Notes. The basis and holding period of shares of Common Stock is discussed above under "CONVERSION OF NOTES." Special rules may apply to redemptions of Common Stock which may result in the amount paid being treated as a dividend. Subject to the market discount rules discussed above, the gain or loss on the disposition of the Notes or shares of Common Stock will be capital gain or loss and will be long-term gain or loss if the Notes or shares of Common Stock have been held for more than one year at the time of such disposition.

NON-U.S. PERSONS

    PAYMENTS OF INTEREST. Each payment of interest on a Note to an Owner who is not a U.S. Person (a "Non-U.S. Person") will be subject to a 30 percent U.S. income and withholding tax, unless one of the following three exemptions applies:

    EXEMPTION  FOR  NON-U.S.  PERSONS WHO  PROVIDE  IRS  FORM W-8.    Payment of
interest on a Note to any Non-U.S. Person will be exempt from U.S. federal income and withholding taxes, provided the following conditions are satisfied.

        (1) the last U.S. payor in the chain of payment prior to payment to a Non-U.S. Person (the "Withholding Agent") has received in the year in which such payment occurs, or in either of the two preceding years, a statement that (a) is signed by the Owner of the Note under penalties of perjury, (b) certifies that such Owner is not a U.S. Person and (c) provides the name, address and taxpayer identification number, if any, of the Owner;

        (2) neither the Withholding Agent nor any intermediary between the Owner and the Withholding Agent has actual knowledge that such non-U.S. beneficial ownership statement is false; and

        (3) the Owner is not an "excluded person" (i.e., (a) a bank that receives payments on the Notes that are described in section 881(c)(3)(A) of the Code, (b) a 10 percent shareholder of the Corporation within the meaning of section 871(h)(3)(B) of the Code, or (c) a "controlled foreign corporation" related to the Company within the meaning of section 881(c)(3)(C) of the Code).

    The non-U.S. beneficial ownership statement referred to above may be made on an IRS Form W-8 or a substantially similar substitute form. The Owner must inform the Withholding Agent (or the last intermediary in the chain between the Withholding Agent and the Owner) of any change in the information on the statement within 30 days of such change. If a Note is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent on behalf of the Owner. In such case, however, the signed statement must be accompanied by a copy of a Form W-8 or substitute form provided by the Owner to the organization or institution. In all cases, the Form W-8 or substitute form must be filed by the Withholding Agent with the IRS. The U.S. Treasury Department is empowered to publish a determination that a beneficial ownership statement from any person or class of persons will not be sufficient to preclude the imposition of federal withholding tax with respect to payments of interest made at least one month after the publication of such determination.

    EXEMPTION OR REDUCED RATE FOR NON-U.S. PERSONS ENTITLED TO THE BENEFITS OF A TREATY (IRS FORM 1001). An Owner that is a Non-U.S. Person entitled to the benefit of an income tax treaty to which the United States is a party can obtain an exemption from or reduction of income and withholding tax (depending on the terms of the treaty) by providing to the Withholding Agent a properly completed IRS Form 1001 prior to the payment of interest, unless the Withholding Agent has actual knowledge that the form is false.

    EXEMPTION  FOR NON-U.S. PERSONS WITH  EFFECTIVELY CONNECTED INCOME (IRS FORM
4224). An Owner that is a Non-U.S. Person that conducts a trade or business in the United States with which income on a Note is effectively connected can obtain an exemption from withholding tax by providing to the Withholding Agent a properly completed IRS Form 4224 prior to the payment of interest, unless the Withholding Agent has actual knowledge that the form is false. Payments of interest on a Note that are effectively connected with the conduct of a trade or business in the United States by an Owner who is a Non-U.S. Person, although exempt from the withholding tax, may be subject to graduated U.S. federal income tax as if such amounts were earned by a U.S. Person.

    In certain circumstances, amounts not exempted from tax and withheld may be allowed as a refund or as a credit against the Owner's U.S. federal income tax.

    CONVERSION OF NOTES. An Owner that is a Non-U.S. Person generally will not be subject to United States federal income tax on the conversion of a Note into shares of Common Stock. To the extent a Non-U.S. Person receives cash in lieu of a fractional share on conversion, such cash may give rise to gain that would be subject to the rules described below with respect to the sale or exchange of a Note or shares of Common Stock.

    DISTRIBUTIONS ON SHARES OF COMMON STOCK. Generally, any distribution on shares of Common Stock to an Owner that is a Non-U.S. Person will be subject to United States federal income tax withholding at a rate of 30 percent unless one of the following two exemptions applies:

    EXEMPTION OR REDUCED RATE FOR NON-U.S. PERSONS ENTITLED TO THE BENEFITS OF A TREATY (IRS FORM 1001). An Owner that is a Non-U.S. Person entitled to the benefit of an income tax treaty to which the United States is a party can obtain an exemption from reduction of income and withholding tax (depending on the terms of the treaty) by providing to the Withholding Agent a properly completed IRS Form 1001 prior to the payment of a dividend, unless the Withholding Agent has actual knowledge that the form is false.

    EXEMPTION  FOR NON-U.S. PERSONS WITH  EFFECTIVELY CONNECTED INCOME (IRS FORM
4224). An Owner that is a Non-U.S. Person that conducts a trade or business in the United States with which dividends on Common Stocks are effectively connected can obtain an exemption from withholding tax by providing to the Withholding Agent a properly completed IRS Form 4224 prior to the payment of dividends, unless the Withholding Agent has actual knowledge that the form is false. Payments of dividends that are effectively connected with the conduct of a trade or business in the United States by an Owner who is a Non-U.S. Person, although exempt from the withholding tax, may be subject to graduated U.S. federal income tax as if such amounts were earned by a U.S. Person.

    In certain circumstances, amounts not exempted from tax and withheld may be allowed as a refund or as a credit against the Owner's U.S. federal income tax.

    SALE OR EXCHANGE OF NOTES OR SHARES OF COMMON STOCK. An Owner that is a Non-U.S. Person generally will not be subject to United States federal income tax on gain recognized upon the sale or other disposition (including a redemption) of a Note or the Conversion Shares (including the receipt of cash in lieu of a fractional share upon such conversion) unless (i) the gain is effectively connected with the conduct of a trade or business within the United States by the Non-U.S. Person, or (ii) in the case of an Owner who is a nonresident alien individual and holds the Common Stock as a capital asset, such Owner is present in the United States for 183 or more days in the taxable year and certain other circumstances are present. Any amount withheld pursuant to these rules will be creditable against such Owner's United States federal income tax liability and may entitle such Owner to a refund upon furnishing the required information to the IRS. Owners should consult applicable income tax treaties, which may provide different rules.

INFORMATION REPORTING AND BACKUP WITHHOLDING

    U.S. HOLDERS OR OWNERS. Information reporting and backup withholding may apply to payments of interest or dividends on or the proceeds of the sale or other disposition of the Notes or shares of Common Stock made by the Company with respect to certain noncorporate U.S. holders or Owners. Such U.S. holders or Owners generally will be subject to backup withholding at a rate of 31 percent unless the recipient of such payment supplies a taxpayer identification number, certified under penalties of perjury, as well as certain other information, or otherwise establishes, in the manner prescribed by law, an exemption from backup withholding. Any amount withheld under backup withholding is allowable as a credit against the Owner's federal income tax, upon furnishing the required information.

    NON-U.S. HOLDERS OR OWNERS. Generally, information reporting and backup withholding of United States federal income tax at a rate of 31 percent may apply to payments of principal, interest and premium (if any) to non-U.S. holders if the payee fails to certify that he or she is not a U.S. person or if the Company or any of its paying agents has actual knowledge that the payee is a U.S. Person.

    The 31 percent backup withholding tax generally will not apply to dividends paid to Non-U.S. holders or Owners outside the United States that are subject to 30 percent withholding discussed above or that are not so subject because a tax treaty applies that reduces or eliminates such withholding. In that regard, under temporary regulations, dividends payable at an address located outside of the United States to a Non-U.S. holder or Owners are not subject to the backup withholding rules.

    In addition, if a Note or share of Common Stock is sold before the stated maturity to (or through) a "broker," the broker may be required to withhold 31 percent of the entire sale price, unless either (i) the broker determines that the seller is a corporation or other exempt recipient or (ii) the seller provides, in the required manner, certain identifying information and, in the case of a Non-U.S. Person, certifies that such seller is not a U.S. Person (and certain other conditions are met). Such a sale also must be reported by the broker to the IRS, unless either (i) the broker determines that the seller is an exempt recipient or (ii) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the Owner's non-U.S. status normally would be made on IRS Form W-8 under penalties of perjury, although in certain cases it may be possible to submit certain other signed forms. The term "broker," as defined by Treasury regulations, includes all persons who, in the ordinary course of business, stand ready to effect sales made by others. This information reporting requirement generally will apply to a U.S. office of a broker and to a foreign office of a U.S. broker, as well as to a foreign office of a foreign broker (i) that is a "controlled foreign corporation" within the meaning of section 957(a) of the Code or (ii) 50 percent or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment (or for such part of the period that the foreign broker has been in existence) was effectively connected with the conduct of a trade or business within the United States, unless such foreign office has documentary evidence that the seller is not a U.S. Person and has no actual knowledge that such evidence is false.

    Any amounts withheld under the backup withholding rules from a payment to a person would be allowed as a refund or a credit against such person's U.S. federal income tax, provided that the required information is furnished to the IRS. Furthermore, certain penalties may be imposed by the IRS on a holder or Owner who is required to supply information but who does not do so in the proper manner.

                                 LEGAL MATTERS

    The validity of the issuance of the Notes and the Conversion Shares will be passed upon for the Company by Dewey Ballantine, Los Angeles, California 90071.

                                    EXPERTS

    The financial statements of Richey Electronics as of December 31, 1994 and December 31, 1995 and for each of the three years in the period ended December 31, 1995, incorporated by reference in this prospectus and the Registration Statement from the Company's Annual Report on Form 10-K for the year ended December 31, 1995, have been audited by McGladrey & Pullen, LLP, whose report is incorporated by reference herein in reliance upon such report and upon the authority of such firm as an expert in accounting and auditing matters. The consolidated financial statements of EDAC as of December 19, 1995 and for the period from January 1, 1995 through December 19, 1995, incorporated by reference in this prospectus and in the Registration Statement from the Company's Current Report on Form 8-K/A dated January 31, 1996 (the "Form 8-K/A"), have been audited by McGladrey & Pullen, LLP, whose report is incorporated by reference herein in reliance upon such report and upon the authority of such firm as an expert in accounting and auditing matters.

    The financial statements of Deanco as of June 30, 1993 and June 30, 1994 and for each of three years in the period ended June 30, 1994 and for the period from July 1, 1994 through September 30, 1994 and as of December 31, 1994 and for the period from October 1, 1994 through December 31, 1994, incorporated by reference in this prospectus and in the Registration Statement from the Form 8/K-A, have been audited by Ernst & Young LLP, independent auditors, whose reports are incorporated by reference herein and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing. The consolidated financial statements of EDAC as of December 31, 1994 and for the period from October 1, 1994 through December 31, 1994, incorporated by reference in this prospectus and in the Registration Statement from the Form 8-K/A, have been audited by Ernst & Young LLP, independent auditors, whose reports are incorporated by reference herein and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                                                     EXHIBIT A TO THE PROSPECTUS
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            ------------------------
                                   FORM 10-K

                ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
               THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

       For the fiscal year ended December 31, 1995               Commission
                               file number: 0-9788

                            RICHEY ELECTRONICS, INC.
             (Exact name of registrant as specified in its charter)

             Delaware                      33-0594451
   (State or other jurisdiction         (I.R.S. Employer
 of incorporation or organization)    Identification No.)

          7441 Lincoln Way, Suite 100, Garden Grove, California 92641
           (Address of principal executive office)          (Zip Code)

       Registrant's telephone number, including area code: (714) 898-8288

        Securities registered pursuant to Section 12(b) of the Act: None

          Securities registered pursuant to Section 12(g) of the Act:

                         Common Stock, $0.001 par value
                            ------------------------
                                (Title of class)

    Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes _X_ No ____

    Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. /X/

    The aggregate market value of the registrant's Common Stock held by non-affiliates of the registrant as of March 22, 1996, was $53,179,177 based on the last sale price on the Nasdaq Stock Market ("Nasdaq") on that date.

    As of March 22, 1996, 9,057,827 shares of the registrant's Common Stock were outstanding.

- --------------------------------------------------------------------------------

                      DOCUMENTS INCORPORATED BY REFERENCE

    Certain portions of Richey Electronics, Inc.'s (the "Company" or "Richey Electronics") proxy statement for the annual meeting of stockholders to be held on May 7, 1996, to be filed with the Securities and Exchange Commission (the "Commission") no later than 120 days after the end of the Company's fiscal year ended December 31, 1995, are incorporated by reference into Part III of this Form 10-K (Items 10 through 13).
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                     PART I

ITEM 1.  BUSINESS
GENERAL

    Richey Electronics is a leading multi-regional, specialty distributor of interconnect, electromechanical and passive electronic components and a provider of value-added assembly services. The Company has been built through a series of transactions beginning in December 1990 with RicheyImpact Electronics, Inc.'s ("RicheyImpact") acquisition of the operations of Richey/Impact Electronics, Inc. ("Old Richey") and recently through the acquisitions of Inland Empire
Interconnects in August, 1995 (the "IEI Acquisition") and of Deanco, Inc. ("Deanco") and its parent holding company, Electrical Distribution Acquisition Company ("EDAC"), in December 1995 (the "Deanco Acquisition"). Since the initial acquisition, the Company's growth has been directed by one of the most experienced management teams in its industry. Through acquisitions and internal growth that improved the Company's operating leverage, Richey Electronics' sales and earnings have increased from approximately $33.0 million and $700,000, respectively, in 1991 to $117.1 million and $2.9 million, respectively, in 1995. Giving pro forma effect to the Deanco Acquisition, the Company's sales and earnings were $217.0 million and $4.4 million, respectively, in 1995 and the Company would have ranked as the fifth largest distributor in its market niche of interconnect, electromechanical and passive components in the United States, based on information presented in the April 1995 edition of ELECTRONIC BUSINESS BUYER.

    The Company distributes a broad line of connectors, switches, wire, cable and heat shrinkable tubing and other interconnect, electromechanical and passive electronic components used in the assembly and manufacturing of electronic equipment. In 1995, Richey Electronics and Deanco distributed electronic components  for more than  120 component manufacturers.  Richey Electronics also provides a wide variety of value-added assembly services, which typically generate higher gross margins than traditional component distribution. The Company's customers are primarily small- and medium-sized original equipment manufacturers ("OEMs") that produce electronic equipment used in a wide variety of industries, including the telecommunications, computer, medical, transportation and aerospace industries.

    The Company completed the Deanco Acquisition on December 20, 1995. Deanco is a multi-regional, specialty distributor of electronic components and a provider of value-added assembly services with operations primarily serving markets in the northeast and on the west coast. Deanco's sales and EBITDA through December 19, 1995 were $99.9 million and $4.3 million, respectively. Deanco's product offering is similar to that of Richey Electronics, providing a variety of interconnect, electromechanical and passive products primarily to small- and medium-sized OEMs. The Deanco Acquisition provides the Company with certain product lines that it did not previously carry, including heat shrinkable tubing supplied by Raychem, and significantly enhances the Company's position in the passive components market. Management believes that the Deanco Acquisition is consistent with the Company's growth strategy, primarily due to the opportunities that the Deanco Acquisition provides to increase operating leverage by expanding sales in its existing and adjacent markets. Approximately $58.0 million, or 58%, of Deanco's 1995 net sales were generated in or adjacent to markets served by Richey Electronics in 1995. Management believes it can effectively integrate these sales into the Company's operations and, by spreading these sales over the Company's fixed cost base, improve the Company's operating leverage.

    In April 1995 the Company issued 3,165,000 shares of the Company's common stock, $0.001 par value, in a secondary offering. The Company and certain stockholders of the Company, pursuant to an agreement with the underwriters, sold an additional 450,000 shares of the Company's common stock in that offering. The net proceeds to the Company from the secondary offering were approximately $15.7 million. The Company used the net proceeds to reduce the Company's existing indebtedness.

    In February 1996, the Company sold through a private offering (the "Note Offering") $50.0 million aggregate principal amount of 7% Convertible Subordinated Notes due 2006 (the "Notes"). The Notes are convertible into the Company's common stock at a conversion price of $14.125 per share (subject to adjustment). In March 1996, the Company completed the Note Offering by issuing an additional $5,755,000 aggregate principal amount of Notes to cover over-allotments. The Company has agreed to file a shelf registration statement with the Commission registering the Notes and the common stock issuable upon conversion. The net proceeds from the Note Offering were approximately $53.8 million and were used to repay the Company's $30.0 million term loan and to pay down its revolving line of credit.

    On March 19, 1996, the Company completed the acquisition of the assets and business of MS Electronics, Inc. ("MS Electronics"). MS Electronics, which is privately held, had sales of approximately $11.0 million in 1995. MS Electronics specializes in the value-added distribution of interconnect, electromechanical and passive electronic components in the Baltimore\Washington marketplace. The addition of MS Electronics adds new customers, complementary product lines and a strong sales organization, which management expects to integrate into the Company.

    The Company's principal executive offices are located at 7441 Lincoln Way, Garden Grove, California 92641, and its telephone number is (714) 898-8288.

INDUSTRY OVERVIEW

    Over the last 30 years, the electronics industry has grown significantly as a result of increased demand for products incorporating sophisticated electronic components, such as telecommunications and computer equipment. This industry growth has been matched by an increase in the number of products, component manufacturers and OEMs.

    The electronics distribution industry has become an increasingly important sales channel for the electronics industry because distributors can market component manufacturers' products to a broader range of OEMs than suppliers could economically serve with their direct sales forces. Historically, manufacturers of electronic components have sold directly to larger OEMs and relied upon distributors to serve smaller customers. Today, distributors have become more of an extension of component manufacturers' product delivery channel by providing value-added assembly services and technical support to customers, stocking sufficient local inventory to ensure timely delivery of components and managing customer credit. Distributors also work with OEMs to ensure that component manufacturers' products are designed into new products. This is particularly important because product innovations in the electronics industry often come from smaller, entrepreneurial companies.

    As component manufacturers have increasingly focused their direct sales efforts on the largest OEMs, and less on smaller customers, the distribution segment has increased its share of the total United States connector market from an estimated 22% in 1980 to an estimated 31% in 1995, according to the August 28, 1995 edition of ELECTRONIC NEWS. The Company estimates that approximately one-half of all electronic components are purchased by the top 100 customers who purchase many of their components directly from component manufacturers. Approximately 100,000 other OEMs purchase products from both distributors and manufacturers, with smaller customers purchasing a greater proportion of their products from distributors.

    MARKET SIZE. According to the December 4, 1995 edition of ELECTRONIC NEWS, the electronics distribution industry recorded approximately $20 billion in sales in 1995. Of these sales, the Company estimates that approximately $15 billion consisted of sales of semiconductors and computer related peripherals, which management believes are generally characterized by lower margins and are not sold by the Company. The remaining $5 billion consisted of sales of interconnect (connectors, sockets), electromechanical (relays, switches) and passive (resistors, capacitors) components, which are marketed by the Company. Giving pro forma effect to the Deanco Acquisition, the Company would have ranked as the 16th largest electronic components distributor in the United States in 1995 and as the
fifth   largest   distributor   within  its   market   niche   of  interconnect,
electromechanical and passive components, based on information provided in industry publications. The Company does not intend to directly compete in the semiconductor or computer peripheral markets of the electronics distribution industry.

    TRENDS. Consolidation is one of the most significant trends affecting the electronic component distribution industry. Of the 25 largest electronics distributors in 1985, only 13 remain independent today. The factors driving consolidation among electronic component distributors include the desire of manufacturers to sell through fewer distributors, the need for distributors to increase operating leverage and the desire of OEMs to satisfy component requirements with fewer vendors. A series of mergers and acquisitions over the last ten years have created a number of very large distribution companies that have increasingly focused on their larger customers and on expanding international operations. As a result of this large customer focus, regional and specialty distributors such as the Company have gained market share among small-and medium-sized OEMs. These smaller customers often require value-added assembly services, detailed technical information about available products, assistance in coordinating product design and engineering with materials resource planning, fast response to inventory availability inquiries, dependable on-time deliveries and other services.

    In addition to the consolidation of distributors, manufacturers are limiting the number of distributors through which they market their products in an effort to improve operating efficiency. Regional distributors must therefore demonstrate strong local market positions and client relationships when competing to obtain or retain top manufacturer franchises. Many of these distributors have made substantial efforts to expand local market share by emphasizing customer services, such as value-added assembly, just-in-time inventory management, automatic replenishment and in-plant stores.

    Another key trend is the outsourcing of component assembly, which allows OEMs to enhance profitability by concentrating resources on product design, marketing and other core aspects of their business. By serving a number of customers, distributors can often produce subassemblies more efficiently than many small- and medium-sized OEMs. The September 12, 1994 edition of OUTSOURCE MAGAZINE estimates that OEM outsourcing is now an $11 billion industry growing at an estimated 14.5% per annum.

DISTRIBUTION AND SERVICES

    The Company distributes interconnect, electromechanical and passive electronic components used in the assembly and manufacturing of electronic equipment. Richey Electronics also provides a wide variety of value-added assembly services, which typically generate higher gross margins than traditional component distribution. These value-added assembly services consist of (i) component assembly, which is the assembly of components to manufacturer specifications and (ii) contract assembly, which is the assembly of cable assemblies, battery packs and mechanical assemblies to customer specifications. The Company's value-added assembly services respond to an industry trend toward outsourcing in which purchasing, manufacturing and distribution functions are allocated to the most efficient provider. The Company believes that outsourcing represents a significant opportunity to expand sales, margins and operating profits.

    COMPONENT DISTRIBUTION. The distribution of interconnect, electromechanical and passive electronic components accounted for approximately 71% of the Company's net sales in 1995, and pro forma for the Deanco Acquisition, approximately 76% of net sales. These products include connectors, wire, cable, relays, switches, motors, batteries, power supplies, resistors, capacitors, transformers, heat shrinkable tubing and potentiometers. The Company sources its products from such leading suppliers as AMP, Burndy, C&K, Delta, Deutsch, Dialight, Eaton, Grayhill, MicroSwitch, 3M, Molex, Panasonic, Panduit, Power General, Precicontact, Samtec, Sullins, TDK, TI Klixon and Wieland. The Deanco Acquisition expands the Company's line card with the addition of a number of new product lines, including Bentley-Harris, Berg, Dale, Emerson-Cummings, Raychem and Sprague. Moreover, Richey Electronics and Deanco represented 18 common suppliers in 1995, expanding the number of authorized locations in which the Company is franchised.

    VALUE-ADDED ASSEMBLY SERVICES. The electronics industry's trend toward the use of outside vendors to provide value-added assembly services represents a growth opportunity for the Company. Outsourcing offers OEMs the opportunity to invest financial resources in areas with higher returns, such as engineering and marketing. Additionally, the capital investment required to stay current in manufacturing technologies is beyond the financial capability of many smaller OEMs. By servicing a large number of such customers, the Company spreads such costs over a larger business base. Moreover, by integrating assembly services with extensive inventories, the Company is able to eliminate a large amount of shipping, handling and receiving costs from the process. For many OEMs, the Company is able to offer assembly services at a lower cost to the customer while producing higher margins for itself. The Company currently builds a variety of component assemblies to customer or manufacturer specifications, including cable, battery pack, switch and mechanical assemblies, wire harnesses, fan and motor assemblies, and provides engraving and molding services. With the Deanco Acquisition, Richey obtained the capability to encase its cable and harness assemblies in heat shrinkable tubing, which was a significant portion of Deanco's value-added assembly business. The Company has increased its emphasis on higher-margin, value-added assembly services, which grew from $10.9 million, or 17% of net sales, in 1993 to $21.2 million, or 23.5% of net sales, in 1994 and to $33.0 million, or 29% of net sales, in 1995.

    The Company currently provides value-added assembly services primarily from its Los Angeles, California, Boston, Massachusetts and Portland, Oregon facilities, having an aggregate of approximately 81,000 square feet dedicated to value-added assembly services. In addition, the Company also provides value-added assembly services from its San Diego and San Francisco Bay Area, California facilities and from its Dallas, Texas facility.

SALES AND MARKETING

    The Company provides its customers with a wide range of products from a large number of electronic component manufacturers. The Company believes that it has developed valuable long-term customer relationships and an in-depth understanding of its customers' needs and purchasing patterns. Richey Electronics serves a broad range of customers in a wide variety of industries, including the telecommunications, computer, medical, transportation and aerospace industries. In 1995, Richey Electronics and Deanco together distributed electronic components to more than 15,000 customers, none of which represented more than 1.5% of net sales of the Company on a pro forma basis.

    The Company's sales representatives are trained to identify their customers' electronic component requirements and to actively market the Company's entire product line to satisfy these needs. During the design process, sales representatives meet with the customers' engineers and designers to discuss their component needs and any design or procurement problems. The sales representatives suggest components that meet performance criteria, are cost effective and focus on specific problems. Through this approach, components carried by the Company are often incorporated into final product specifications.

    Including Deanco, the Company had approximately 215 sales representatives as of December 31, 1995. Sales representatives are compensated primarily by commission based on the gross profits obtained on their sales. The Company now has sales offices in 20 of the 31 major metropolitan distribution markets in the United States, which accounted for 80% of the total distribution market in 1995 according to the December 4, 1995 edition of ELECTRONIC NEWS. The Company's market positions are particularly strong in the northeastern and western United States. Due to the low level of overlap among Richey Electronics and Deanco customers, the Company expects to retain most of Deanco's sales organization in order to accommodate the expanded customer base. In addition, the Company believes that the Deanco Acquisition has created an opportunity for the Company to sell to the Company's new customers many product lines which Deanco did not carry and to sell Deanco product lines to the Company's original customers.

    The Company's local sales efforts are supported by central marketing groups, located in Garden Grove and the San Francisco Bay Area, California and in Boston, Massachusetts which are responsible for identifying new suppliers and developing supplier relations, coordinating national advertising, negotiating supplier agreements and promoting new and existing product lines within the Company.

OPERATIONS

    DISTRIBUTION. The principal focus of the Company's distribution business is to provide OEM customers with rapid and reliable deliveries of electronic components and a wide variety of related value-added assembly services. The Company utilizes a computerized system of inventory control to assist in marketing its products and to coordinate purchases from manufacturers. Each sales office and warehouse (other than the Deanco operations which are currently being integrated), as well as management, are linked through the Company's computer system, providing detailed on-line information regarding the price and availability of the Company's entire stock of inventory, as well as on-line access to the inventories of several of the Company's major suppliers. The Company also offers its customers a number of operational services, including just-in-time delivery and electrical data interchange programs.

    After product price and availability are established, the Company's system automatically places an order for shipment, or allocates inventory to the assembly operations, if so required. The system then instructs warehouse personnel to pull products for shipment and, via its locator system, informs them as to the location of the inventory. In order to optimize use of available warehouse space, the Company uses a random-access, multi-bin system whereby inventory is stored in the first available space.

    If  the order is scheduled  for delivery over an  extended period of time or requires inventory purchases to fulfill all or part of the customer's requirements, the system will inform the product management team, via a buy action report, that action must be taken. The product manager makes the appropriate buying decision which is forwarded, in most cases, by electronic purchase order to component manufacturers.

    Prior to the Deanco Acquisition, approximately 80% of the Company's inventory was located at its centralized distribution facility in Los Angeles, and 15% was stored in Boston. Pursuant to the Company's consolidation plan, the Company expects to locate approximately 60% of its inventory in Los Angeles and 30% in Boston. Management is considering, however, retaining a warehouse in the San Francisco Bay Area for an intermediate period of time. In the event such a facility is retained, approximately 47% of the Company's inventory would be located in Los Angeles, 30% in Boston and 20% in the San Francisco Bay Area. The Company constantly reviews inventories in an effort to maximize inventory turnover and customer service. The Company believes its turnover ratio (5.0x for 1995) compares favorably with those achieved by competitors for similar interconnect, electromechanical and passive component inventories.

    VALUE-ADDED ASSEMBLY SERVICES. The Company offers a wide variety of value-added assembly services, including component assemblies, cable and harness assemblies, battery packs, heat shrinkable tubing and other related electromechanical subassemblies. After a customer's assembly order is taken, the inventory requirements are automatically routed, via the computer system, to the warehouse and assembly facilities. The system tracks the order through the entire assembly process, including final inspection and shipment to the customer. The Company conducts stringent quality control tests in-line during assembly, and also conducts physical, mechanical and electrical tests at the conclusion of the assembly process. A Company-wide emphasis on quality is evidenced by the certification of its Garden Grove and Los Angeles facilities to the ISO 9002 standard. The Company has met the certification requirements of the International Standards Organization for ISO 9002 certification by operating its Garden Grove and Los Angeles facilities in accordance with established, written procedures.

DEANCO INTEGRATION PLAN

    The Company has developed and begun to implement an operating plan designed to integrate the operations of Richey Electronics and Deanco. The Company expects to generate the majority of its cost savings from the termination of redundant employees and the closing of duplicate facilities. The most critical part of the integration is the conversion of Deanco's computer data to the Company's system. This conversion is expected to be completed during the second quarter of 1996. In 1995, Deanco's operating expenses were 21.6% of net sales as compared to 17.9% of net sales for Richey Electronics, excluding the restructuring reserve. The Company believes that by integrating the operations, computer systems and facilities of Deanco into Richey Electronics, it can reduce Deanco's operating expenses as a percentage of net sales.

    As a result of the integration, management expects that the Deanco Acquisition will give the Company the opportunity to expand the coverage of the Company's existing supplier franchises. Management believes that the Company's expanded geographic scope gives it the potential to increase the number of markets in which it is franchised by existing suppliers.

    The Company believes that less than 25% of Deanco's customers in 1995 were also served by Richey Electronics prior to the Deanco Acquisition. Of these, management believes that less than 10% were significant customers of both Richey Electronics and Deanco. As a result, in the markets where Richey Electronics and Deanco overlapped, including Boston, Denver, Los Angeles, Phoenix, Portland, San Diego, the San Francisco Bay Area and Seattle, management believes that the Company's sales force will be able to cross-sell several of the new products available on its expanded line card. The Company believes that cross-selling may lead to a significant increase in sales volume. The Company has begun emphasizing cross-selling opportunities in training programs for the integrated sales force; however, until the computer conversion is completed, management does not expect to realize significant sales from cross-selling.

COMPONENT MANUFACTURERS

    The Company's base of suppliers has increased significantly over the past five years. With the addition of Deanco, the Company has non-exclusive franchise (distribution) agreements with more than 100 component manufacturers, including AMP, Bentley-Harris, Berg, C&K, Dale, Delta, Deutsch, Dialight, Eaton, Emerson-Cummings, Kemet, Microswitch, 3M, Molex, Papst, Raychem, Samtec, Sprague, Sullins and Wieland. Management believes that it has one of the strongest product offerings, or line cards, in the markets it serves. As a result of the Deanco Acquisition, the Company believes that it is the only distributor to represent the world's seven largest connector manufacturers. The Company is now the largest electronic components distributor for many major national manufacturers, including Deutsch, 3M, Raychem and Samtec. Based on information presented in the April 1995 edition of ELECTRONIC BUSINESS BUYER, the Company would have ranked as the fifth largest distributor in the interconnect, electromechanical and passive component markets in the United States if the acquisition of Deanco had been consummated at that time.

    For the year ended December 31, 1995, the Company's top five suppliers accounted for approximately 39% of net sales, although no single manufacturer accounted for more than 12% of net sales. Pro forma for the Deanco Acquisition, the Company's top five suppliers accounted for approximately 42% of net sales. As a result of the Deanco Acquisition, the Company's largest supplier is now Raychem, which accounted for approximately 35% of Deanco's net sales in 1995. On a pro forma basis, Raychem would have accounted for approximately 17% of the Company's net sales in 1995.

    The Company generally purchases products from manufacturers pursuant to franchise agreements. Being a local authorized distributor is a valuable marketing tool for the Company because customers receive warranty benefits and support from the component manufacturer when they purchase products from Richey Electronics. As an authorized distributor, the Company provides customers a benefit from the marketing and engineering support available from the Company's manufacturers, who assist the Company in closing sales and attracting new customers. The Company expects that the Deanco Acquisition will enable it to better address the desire of its suppliers to reduce the number of distributors with which they deal.

    Most of the Company's franchise agreements are cancelable by either party, typically upon 30 to 90 days' notice. These agreements generally provide for price protection, stock rotation privileges and the right to return certain inventory if the agreement is canceled. Price protection is usually in the form of a credit to the distributor for any inventory in the distributor's possession for which the manufacturer reduces its prices. Stock rotation privileges typically allow the Company to exchange inventory in an amount up to 5% of a prior period's purchases. Upon termination of a franchise agreement, the right of return generally requires the manufacturer to repurchase the Company's inventory at the Company's adjusted purchase price. If the Company terminates the franchise agreement, there is usually a 10% to 15% restocking charge. The Company believes that the provisions of these franchise agreements should generally reduce the Company's exposure to significant inventory losses, although there can be no assurance that the Company will not experience significant inventory losses as a result of such potential terminations or otherwise.

COMPETITION

    The electronics distribution industry is highly competitive, primarily with respect to price and product availability. The Company believes that breadth of product line, level of technical expertise and quality of service are also particularly important to small- and medium-sized OEMs. The Company competes with large national distributors, as well as regional and specialty distributors, many of whom distribute the same or competitive products. Many of the Company's competitors have significantly greater assets, greater financial and personnel resources and larger investments in technology and infrastructure than the Company.

    In 1995, total North American sales in the electronic components distribution industry (including semiconductors and computer related peripherals) were approximately $20 billion, of which the top 25 distributors had sales of approximately $17 billion. Richey Electronics and Deanco were ranked as the 22nd and 23rd, respectively, largest electronic components distributors in the United States by ELECTRONIC NEWS in its December 4, 1995 edition. Pro forma for the Deanco Acquisition, the Company would have ranked as the 16th largest electronic components distributor. Within the interconnect, electromechanical and passive electronic components markets in which the Company competes, it is ranked considerably higher.

EMPLOYEES

    Including employees acquired from Deanco, the Company had approximately 1,080 employees as of December 31, 1995. Approximately 110 of the Company's employees are corporate personnel involved in product management, finance, quality control or senior management. Another 90 employees work in the Company's Los Angeles, Boston and branch warehouses; 330 individuals are employed in branch sales and marketing efforts and 550 persons are employed on a full-time or on-call basis in value-added assembly services. As the Company consolidates its operations with those of Deanco, the Company expects to be able to reduce the total number of employees required to continue business at current levels. There are no collective bargaining contracts covering any of the Company's employees. The Company believes its relationship with its employees is satisfactory.

BACKLOG

    The Company believes that order backlog (confirmed orders from customers for shipment within the next 12 months) generally averages two to three months' sales in the electronics distribution industry. Order backlog grew throughout 1995 and at year end was $53.0 million, up 166.0% from $19.9 million at December 31, 1994. Deanco contributed $21.5 million to backlog at December 31, 1995. Excluding Deanco's contribution, the Company's backlog grew 58% to $31.5 million in 1995. The Company believes that the increase in order backlog is attributable to the general world-wide economic advance in the telecommunications and computer industries, as well as to various sales, marketing and operational programs implemented by management. Order backlog is not necessarily indicative of future sales for any particular period. Orders constituting the Company's backlog are subject to delivery rescheduling, price negotiations and cancellation at the option of the buyer without significant penalty.

WORKING CAPITAL

    The Company must have sufficient inventories on hand to satisfy the needs of its customers. For the quarter ended December 31, 1995, the Company's inventory turnover (excluding the balance sheet effect of the Deanco Acquisition) was 5.0x, compared to 4.9x for 1994 and 4.4x for 1993. The Company believes it has sufficient working capital and borrowing capacity available to maintain adequate levels of inventory for the foreseeable future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

ENVIRONMENTAL PROTECTION

    The nature of the Company's operations do not present any significant risks to the environment. Therefore, no material capital expenditures were or are expected to be required for environmental protection.

ITEM 2.  PROPERTIES

    The Company leases all facilities used in its business. The following table summarizes the principal properties occupied by the Company:

                                                                                 EXPIRATION DATE
LOCATION                                                       SQUARE FOOTAGE       OF LEASE
- -------------------------------------------------------------  ---------------  -----------------
ADMINISTRATIVE AND SALES OFFICE:
  Garden Grove, California...................................        27,500              2001
WAREHOUSING, ASSEMBLY AND SALES:
  Boston, Massachusetts......................................        60,000              2004
  Dallas, Texas..............................................        15,300              2001
  Los Angeles, California....................................        55,000              2000
  Portland, Oregon...........................................        30,000              2001
  San Jose, California.......................................        13,400              1999
  Santa Clara, California....................................        42,200              2002

    The Company also leases sales offices in Arizona, California, Colorado, Connecticut, Florida, Georgia, Illinois, Kansas, Maryland, Minnesota, Missouri, New Jersey, New York and Washington which range in size from 600 to 6,000 square feet.

    In consolidating Richey Electronics' and Deanco's businesses, management is implementing its plan to close redundant facilities, including Deanco's Ithaca, New York offices and Richey Electronics' Boston, Massachusetts facility (which facilities are not reflected in the above table). The Company is evaluating its options with respect to the Company's San Jose and Deanco's Santa Clara, California facilities. The Company may close its San Jose facility and retain Deanco's Santa Clara facility or close both facilities and consolidate such operations into a new facility. Upon completion of the Company's consolidation plan, Richey Electronics will have 21 facilities in 20 markets in 17 states, located predominantly in the major western and northeastern markets.

    The Company believes its facilities are suitable for their uses and are, in general, adequate for the Company's current needs. The Company believes that lease extensions or replacement space may be obtained for all of its leased facilities upon the expiration of the current lease terms, in most cases at rates which are not materially higher than those currently in effect.

ITEM 3. LEGAL PROCEEDINGS

    There are no material legal proceedings pending against the Company.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

    Not Applicable.

                                    PART II

ITEM 5.  MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

    On April 14, 1994, the Company's Common Stock began trading on the Nasdaq Stock Market under the symbol "RCHY." From January 25, 1994 until April 13, 1994, the Company's Common Stock traded on the Nasdaq Small-Cap Market. Prior to January 25, 1994, the Company's Common Stock was traded in the over-the-counter market on what is commonly referred to as the "bulletin board."

    The following table sets forth, for the periods indicated, certain high and low bid information of the Common Stock as reported by IDD/Tradeline until January 24, 1994 and certain high and low sale prices of the Common Stock as reported by Nasdaq beginning January 25, 1994. High and low bid quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not necessarily reflect actual transactions.

                                                                                                      STOCK PRICE
                                                                                                    ----------------
                                                                                                     HIGH      LOW
                                                                                                    -------   ------
CALENDAR YEAR 1994:
  First quarter...................................................................................  $10       $5
  Second quarter..................................................................................    9 1/2    5 1/2
  Third quarter...................................................................................    7 1/2    6
  Fourth quarter..................................................................................    7 1/2    6

CALENDAR YEAR 1995:
  First quarter...................................................................................  $ 7 3/4   $6
  Second quarter..................................................................................    7 1/2    5 1/2
  Third quarter...................................................................................    9        6
  Fourth quarter..................................................................................   13 3/4    7 1/2

CALENDAR YEAR 1996:
  First quarter (through March 22, 1996)..........................................................  $13 1/4   $9 1/2

    On March 22, 1996, there were approximately 1468 holders of record of the Company's Common Stock.

DIVIDEND POLICY

    The Company has never declared or paid cash dividends on its Common Stock. The Company intends to retain earnings for working capital to support growth, to reduce outstanding indebtedness and for general corporate purposes. In addition, the Company's Senior Credit Facility (as hereinafter defined) contains provisions that prohibit the Company from paying cash dividends on its Common Stock. Accordingly, the Company does not expect to pay any dividends on its Common Stock in the foreseeable future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 4 of Notes to Financial Statements.

ITEM 6.  SELECTED FINANCIAL DATA

    The following table summarizes certain selected financial data of the Company and should be read in conjunction with and is qualified by "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Financial Statements, Notes to Financial Statements and other financial information included or incorporated by reference herein. All of the financial information is derived from financial statements that have been audited by McGladrey & Pullen, LLP, independent auditors.

                                                                           YEARS ENDED (1)
                                                ---------------------------------------------------------------------
                                                JANUARY 3,   JANUARY 1,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                   1992         1993          1993           1994           1995
                                                -----------  -----------  -------------  -------------  -------------
                                                           (IN THOUSANDS, EXCEPT PER SHARE AND OTHER DATA)
OPERATIONS STATEMENT DATA:
  Net sales...................................   $  32,994    $  31,387     $  64,995      $  90,266     $ 117,057
  Cost of goods sold..........................      24,123       23,105        48,741         68,176        89,080
                                                -----------  -----------  -------------  -------------  -------------
  Gross profit................................       8,871        8,282        16,254         22,090        27,977
  Selling, warehouse general and
   administrative and amortization............       7,233        7,144        13,889         17,318        20,874
  Acquisition-related restructuring costs
   (2)........................................      --           --            --             --             1,450
                                                -----------  -----------  -------------  -------------  -------------
  Operating income............................       1,638        1,138         2,365          4,772         5,653
  Interest expense, net.......................         476          388         1,198          1,606           867
  Income tax expense (3)......................         473          308           460          1,273         1,918
                                                -----------  -----------  -------------  -------------  -------------
  Net income..................................   $     689    $     442     $     707      $   1,893     $   2,868
                                                -----------  -----------  -------------  -------------  -------------
                                                -----------  -----------  -------------  -------------  -------------
  Earnings per common share (4)...............   $    0.25    $    0.16     $    0.14      $    0.32     $    0.36
                                                -----------  -----------  -------------  -------------  -------------
                                                -----------  -----------  -------------  -------------  -------------
  Weighted average number of common shares
   outstanding (4)............................       2,774        2,774         5,085          5,889         8,036
OTHER FINANCIAL DATA:
  EBITDA (5)..................................   $   1,788    $   1,283     $   3,362      $   5,537     $   6,565(6)
  EBITDA margin (5)...........................         5.4%         4.1%          5.2%           6.1%          5.6%(6)
  Depreciation and amortization...............         132          145           997            765           912
  Inventory turnover ratio (7)................         4.3x         3.7x          4.4x           4.9x          5.0x
  Days sales outstanding in accounts
   receivable (7).............................          34           41            43             42            42


                                                JANUARY 3,   JANUARY 1,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                   1992         1993          1993           1994         1995 (8)
                                                -----------  -----------  -------------  -------------  -------------
                                                                           (IN THOUSANDS)
BALANCE SHEET DATA:
  Working capital.............................   $   2,500    $   3,014     $   6,888      $   5,317     $  34,076
  Total assets................................       9,370        9,669        30,918         35,013       118,941
  Short-term debt.............................       3,510        3,181         6,995         10,443           835
  Long-term debt..............................      --           --             8,151          3,594        61,652
  Stockholders' equity........................       2,891        3,333         6,898          8,785        27,392

- ------------------------------
(1) Unless otherwise noted, excludes results of operations of Brajdas prior to the Richey-Brajdas Merger in April 1993, of In-Stock prior to the In-Stock Acquisition in April 1994, of IEI prior to the IEI Acquisition in August 1995 and of Deanco prior to the Deanco Acquisition in December 1995. See
     Note 2 of Notes to Financial Statements for a discussion of the Richey-Brajdas Merger, the In-Stock Acquisition, the IEI Acquisition, the Deanco Acquisition and pro forma information.

(2) Consists of restructuring costs associated with the consolidation of the operations of Deanco into the Company, including the Company's closure of certain of its facilities and other costs associated with the consolidation.

(3) The Company had approximately $19.6 million in federal and $1.3 million in state tax net operating loss carry forwards ("NOLs"), primarily California, as of December 31, 1995, which have resulted in reduced cash tax payments. For the period ended December 31, 1995, cash tax payments were reduced approximately $1.7 million for the utilization of federal and state NOLs.

(4) The Richey-Brajdas Merger was accounted for as a reverse purchase acquisition with RicheyImpact being the accounting acquirer. Per share data for all periods from January 1, 1991 through April 6, 1993, the date of the Richey-Brajdas Merger, are based upon the weighted average number of shares of Brajdas indirectly acquired by the former stockholders of RicheyImpact.

(5) EBITDA consists of earnings before interest, income taxes, depreciation and amortization. The Company has included EBITDA data (which are not a measure of financial performance under generally accepted accounting principles) because it understands such data are used by certain investors. EBITDA margin represents EBITDA as a percentage of net sales. Because of the significant amortization of intangible assets and non-cash income tax expense incurred as a result of the Company's NOLs, the Company believes that EBITDA may be a meaningful measure of its financial performance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Deferred Tax Assets."

(6) Excluding the restructuring reserve of approximately $1.4 million, which is an operating expense, EBITDA would have been approximately $8.0 million and EBITDA margin would have been 6.8% for the year ended December 31, 1995.

(7) Inventory turnover ratio and days sales outstanding in accounts receivable calculations are based upon Richey Electronics' annualized sales and cost of sales for the latest quarter, excluding the balance sheet effect of the Deanco Acquisition.

(8)  Includes Deanco as  the Deanco  Acquisition was completed  on December  20,
     1995.

                       PRO FORMA STATEMENT OF OPERATIONS

    The following unaudited Pro Forma Statement of Operations is derived from the audited statement of income of Richey Electronics for the year ended December 31, 1995, which are included herewith, and the audited consolidated statement of income of EDAC for the period ended December 19, 1995, which were included in Richey Electronics Form 8-K/A dated as of January 31, 1996, and assumes that the Deanco Acquisition and the sale of the Notes were consummated as of January 1, 1995. These pro forma results do not give effect to the IEI Acquisition because it would not have materially changed historical results. The unaudited Pro Forma Statement of Operations should be read in conjunction with the Financial Statements of the Company and the Financial Statements of EDAC. The Company will provide, upon written or oral request, a copy of the Form 8-K/A containing the Financial Statements of EDAC. Requests should be directed to Richard N. Berger, Vice President and Secretary, Richey Electronics, Inc., 7441 Lincoln Way, Garden Grove, California, 92641, telephone number (714) 898-8288.

    The Pro Forma Statement of Operations does not purport to represent what the Company's results or financial condition would actually have been if the Deanco Acquisition and the issuance and sale of the Notes had occurred on the date indicated or to project the Company's results or financial condition for or at any future period or date. The pro forma adjustments, as described in the accompanying data, are based on available information and certain assumptions that management believes are reasonable.

    The unaudited pro forma information with respect to the Deanco Acquisition is based on the historical financial statements of the business acquired. The Deanco Acquisition has been accounted for under the purchase method of accounting.

                          YEAR ENDED DECEMBER 31, 1995
                                  (UNAUDITED)

                                                                                                      PRO FORMA FOR
                                    RICHEY      EDAC AND    ADJUSTMENTS    PRO FORMA    ADJUSTMENTS    ACQUISITION
                                  ELECTRONICS    DEANCO         FOR           FOR        FOR NOTE          AND
                                  HISTORICAL   HISTORICAL   ACQUISITION   ACQUISITION    OFFERING     NOTE OFFERING
                                  -----------  -----------  ------------  -----------  -------------  --------------
                                                   (IN THOUSANDS, EXCEPT PER SHARE AND OTHER DATA)
OPERATIONS STATEMENT DATA:
  Net sales.....................   $ 117,057    $  99,926        --        $ 216,983        --          $  216,983
  Cost of goods sold............      89,080       74,804        --          163,884        --             163,884
                                  -----------  -----------                -----------                 --------------
Gross profit....................      27,977       25,122        --           53,099        --              53,099
  Selling, warehouse, general
   and administrative and
   amortization.................      20,874       21,558          762(1)     38,694        --              38,694
                                                                (4,500)(2)
  Acquisition-related
   restructuring costs..........       1,450       --           (1,450)(3)     --           --              --
                                  -----------  -----------                -----------                 --------------
  Operating income..............       5,653        3,564        5,188        14,405        --              14,405
  Interest expense, net.........         867        2,829        2,400(4)      6,096         (416)(7)        5,680
  Other expense.................      --              598         (476)(5)        125         175(8)           300
                                                                     3(1)
  Income tax expense............       1,918          264        1,625(6)      3,807           96(6)         3,903
                                  -----------  -----------                -----------                 --------------
  Net income (loss).............   $   2,868    $    (127)       1,636     $   4,377          145       $    4,522
                                  -----------  -----------                -----------                 --------------
                                  -----------  -----------                -----------                 --------------
  Earnings per common share:
    primary.....................   $    0.36       --            --        $    0.54        --          $     0.56
                                  -----------                             -----------                 --------------
                                  -----------                             -----------                 --------------
    fully diluted...............                                                                        $     0.56
                                                                                                      --------------
                                                                                                      --------------
  Weighted average number of
   common shares outstanding:
    primary.....................       8,036       --            --            8,036        --               8,036
    fully diluted...............                                                                            11,576

OTHER FINANCIAL DATA:
  EBITDA........................   $   6,565    $   4,305        5,950     $  16,820        --          $   16,820
  EBITDA margin.................        5.6%         4.3%        --             7.8%        --                7.8%
  Depreciation and
   amortization.................         912        1,339          289         2,540          175            2,715

   The accompanying notes are an integral part of the pro forma statement of operations (unaudited).

                   NOTES TO PRO FORMA STATEMENT OF OPERATIONS
                                  (UNAUDITED)
                                 (IN THOUSANDS)

(1)        Amortization of goodwill and deferred debt costs have been adjusted to reflect the following:
           Elimination of goodwill amortization in Deanco's income statement..................................  $    (359)
             Goodwill amortization for a full year in the Company's income statement as the result of the
             Deanco Acquisition...............................................................................      1,121
                                                                                                                ---------
                                                                                                                $     762
                                                                                                                ---------
                                                                                                                ---------
             Elimination of amortization of deferred debt costs for Deanco....................................  $    (122)
             Amortization of deferred debt costs associated with Senior Credit Facility.......................        125
                                                                                                                ---------
                                                                                                                $       3
                                                                                                                ---------
                                                                                                                ---------
(2)*       The Company anticipates the following annual cost savings directly attributable to the Deanco
           Acquisition:
             Closure of seven redundant operating facilities and related lease costs..........................  $     625
             Salary and related benefit costs associated with the termination of approximately 60 people, principally corporate and management personnel, as the result of the closure of redundant
             facilities, consolidation of warehouse facilities and elimination of Deanco corporate staff......      2,555
             Fringe benefit savings, as Richey Electronics benefit plans were adopted for the combined
             operations.......................................................................................        350
             Expected salary cost and benefit savings associated with consolidation of redundant branches.....        550
             Expected savings resulting from the elimination of duplicate corporate expenses..................        200
             Elimination of management fee contract for services to Deanco that terminated at the date of the
             Deanco Acquisition...............................................................................        220
                                                                                                                ---------
                                                                                                                $   4,500
                                                                                                                ---------
                                                                                                                ---------
In addition to the cost savings initiatives described above directly attributable to the Deanco Acquisition, all of which are reflected in pro forma adjustments, the Company estimates it can eliminate an additional $1,000 of annual duplicate costs through further reductions in branch operating expenses, freight and advertising costs. The $1,000 of additional cost savings are not reflected in the Pro Forma Statement of Operations.
(3)        Material non-recurring charges for restructuring costs of $1,450 charged to the Company's fourth quarter 1995 income statement have been eliminated.
(4)        Interest expense has been increased to reflect the following assumptions:
             Additional debt to fund payment of stock payment notes of $34,106 was outstanding for the full
             year at the incremental borrowing rate of 8.2% on the Revolving Line of Credit...................  $   2,800
             Notes payable to former EDAC management and stockholders had been financed at the Company's
             incremental borrowing rate of 8.2% for the year as compared to the contractual rate of 9.0%......        (50)
             Average bank debt outstanding for Deanco has been assumed to incur interest at the Company's incremental borrowing rate of 8.2% for the period from January 1, 1995 to December 19, 1995,
             instead of the approximate average rate of 10.75%................................................       (350)
                                                                                                                ---------
                                                                                                                $   2,400
                                                                                                                ---------
                                                                                                                ---------
             The annual effect on income of the interest rate varying by 1/8% from the amount used in this calculation would be approximately $75 before taxes.
(5)        Material non-recurring charge for write-off of Deanco deferred debt costs of $476 as a result of the refinancing of the combined operations have been eliminated.
(6)        The pro forma adjustments to income taxes are based on a 40% tax rate applied to taxable income.
           Taxable income is income before provision for income taxes plus non-deductible goodwill.
(7)        Interest expense has been adjusted to reflect the Note Offering and the application of net proceeds therefrom, prior to the exercise of the overallotment option.
(8)        Deferred debt cost amortization has been increased to reflect amortization of costs over the ten year life of the Notes offered hereby.

- ------------------------------

* The pro forma information presented in note 2, when prepared, assumed the closure of Deanco's Santa Clara facility. The Company is evaluating its options with respect to the Company's San Jose and Deanco's Santa Clara, California facilities. The Company may close its San Jose facility and retain Deanco's Santa Clara facility or close both facilities and consolidate such operations into a new facility. See "Properties." In the event that the Company determines not to close Deanco's Santa Clara facility, the adjustment to annual cost savings reflected in the pro forma financials would not be material.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

    Richey Electronics is a multi-regional, specialty distributor of electronic components and a provider of value-added assembly services. The Company distributes a broad line of connectors, switches, wire, cable and heat shrinkable tubing and other interconnect, electromechanical and passive electronic components used in the assembly and manufacturing of electronic equipment. Richey Electronics also provides a wide variety of value-added assembly services, which typically generate higher gross margins than traditional component distribution. These value-added assembly services consist of (i) component assembly, which is the assembly of components to manufacturer specifications and (ii) contract assembly, which is the assembly of cable assemblies, battery packs and mechanical assemblies to customer specifications. The Company's customers are primarily small- and medium-sized OEMs. The Company intends to capitalize on a trend toward outsourcing by increasing sales of value-added assembly services. These sales increased from $10.9 million, or 17% of net sales, in 1993 to $21.2 million, or 23.5% of net sales, in 1994 and to $33.0 million, or 29% of net sales, in 1995. Pro forma for the acquisition of Deanco, 1995 sales of value-added assembly services were $51.5 million.

    The Company has been built through a series of transactions beginning with the acquisition of the operations of Old Richey in December 1990 for $5.9 million, including expenses, consisting of $3.7 million in cash funded by its revolving line of credit, senior preferred stock valued at $1.0 million and $1.2 million in cash contributed by the former RicheyImpact stockholders. The Company completed the Richey-Brajdas Merger in April 1993 through the issuance of 3,114,286 shares of Common Stock to the former Brajdas shareholders valued at $4.1 million. The Company completed the In-Stock Acquisition in April 1994 for $1.9 million in cash funded by its revolving line of credit. The Company completed the IEI Acquisition in August 1995 for $1.2 million in cash funded by its revolving line of credit. The Company has devoted significant efforts to improving the performance of those operations. The Company completed the Deanco Acquisition in December 1995 for consideration comprised of an aggregate stock purchase price of approximately $34.1 million in cash, the redemption of EDAC stockholder notes of approximately $6.6 million and the assumption of Deanco debt of approximately $19.3 million. The Deanco Acquisition was accounted for as a purchase. The Company funded the purchase consideration by drawing upon its $75 million Senior Credit Facility. The Company completed the acquisition of certain assets and the business of MS Electronics, in March, 1996 for the purchase price of approximately $2.5 million in cash and the assumption of MS Electronics' debt of approximately $500,000. The Company's financial statements exclude the financial results of Brajdas prior to the Richey-Brajdas Merger, of In-Stock prior to the In-Stock Acquisition, of IEI prior to the IEI Acquisition and of Deanco prior to the Deanco Acquisition. The Company will seek to complete additional strategic acquisitions in connection with the ongoing consolidation occurring in the electronics distribution industry.

RESULTS OF OPERATIONS

    The following table sets forth certain items in the statements of operations as a percentage of net sales for the periods shown.

                                                                                          YEAR ENDED DECEMBER 31,
                                                                                   -------------------------------------
                                                                                      1993         1994         1995
                                                                                   -----------  -----------  -----------
OPERATIONS STATEMENT DATA:
  Net sales......................................................................      100.0%       100.0%       100.0%
  Cost of goods sold.............................................................       75.0         75.5         76.1
                                                                                       -----        -----        -----
  Gross profit...................................................................       25.0         24.5         23.9
  Selling, warehouse, general and administrative and amortization................       21.4         19.2         17.9
  Acquisition-related restructuring costs........................................      --           --             1.2
                                                                                       -----        -----        -----
  Operating income...............................................................        3.6          5.3          4.9
  Interest expense, net..........................................................        1.8          1.8          0.7
                                                                                       -----        -----        -----
Income before income taxes.......................................................        1.8          3.5          4.1
  Income tax expense.............................................................        0.7          1.4          1.6
                                                                                       -----        -----        -----
  Net income.....................................................................        1.1%         2.1%         2.5%
                                                                                       -----        -----        -----
                                                                                       -----        -----        -----

YEAR ENDED DECEMBER 31, 1995 AS COMPARED WITH YEAR ENDED DECEMBER 31, 1994

    Net sales were $117.1 million in 1995, an increase of $26.8 million, or 29.7%, from $90.3 million in 1994. Excluding sales of approximately $3.5 million from acquired Deanco operations after December 19, 1995, net sales increased 25.8% in 1995. Excluding Deanco, net sales of electronic components increased 16.6% to $80.6 million in 1995 from $69.1 million in 1994, while net sales of value-added assembly services increased 55.7% to $33.0 million in 1995 from $21.2 million in 1994. Component sales increased in 1995 due to (i) the general strength of the market for electronic products, such as computers, telecommunications and aerospace equipment, and (ii) the addition of new franchised lines to the Company's product offering together with geographic expansion of existing franchises. Rapid growth in net sales of value-added assembly services resulted from the continuing trend of OEMs to outsource the assembly of their products as well as management's decision to accept larger contract assembly orders from larger customers than it had in the past. On a pro forma basis, assuming the In-Stock Acquisition and Deanco Acquisition had occurred as of January 1, 1994, net sales would have been $193.5 million and $217.0 million for 1994 and 1995, respectively. See Note 2 of Notes to Financial Statements.

    Gross profit was $28.0 million in 1995, an increase of $5.9 million, or 26.7%, from $22.1 million in 1994. Excluding gross profit of approximately $800,000 from acquired Deanco operations after December 19, 1995, gross profit increased 23.5% in 1995. Overall, the Company's gross margin declined to 23.9% in 1995 from 24.5% in 1994. The Company's component distribution gross margins remained approximately the same in 1995 as compared to 1994. Value-added assembly gross margins declined in 1995 compared to 1994 due to (i) an increase in the number of larger orders from larger customers which typically provide lower gross margins than the Company previously experienced, (ii) the acquisition of IEI which had historically lower gross margins than the Company and (iii) inefficiencies related to the closing of IEI's facility and the move and integration of IEI into one of the Company's existing facilities. Management believes that these inefficiencies have now been corrected and it has begun to implement procedures designed to limit the acceptance of large, low margin orders and increase the gross profit margins on the larger orders it will accept in the future.

    Operating expenses were $22.3 million in 1995, an increase of $5.0 million, or 28.9%, from $17.3 million in 1994. These expenses as a percentage of sales declined to 19.1% in 1995 from 19.2% in 1994. In the fourth quarter of 1995, the Company recognized a charge to operating expenses related to the Deanco Acquisition of $1.5 million, or 1.2% of net sales, to cover the costs of closing certain of the Company's facilities and consolidating the operations of Deanco into the Company. This restructuring charge accounted for approximately 30% of the increase in operating expenses in 1995. After giving effect to the restructuring charge, operating profit rose $900,000, or 18.8%, to $5.7 million in 1995 from $4.8 million in 1994. Excluding the restructuring charge, operating expenses rose $3.6 million, or 20.5%, to $20.9 million in 1995. Operating expenses, excluding the restructuring charge, declined to 17.9% of sales in 1995 compared to 19.2% in 1994 as a direct result of the Company's strategy to increase its operating leverage by spreading its fixed costs over a larger sales base, while operating profit rose 48.8% to $7.1 million, or 6.1% of sales, as the decline in gross margin was more than offset by increased operating leverage. The Company expects to pay out the restructuring costs accrued in 1995 over the next year, except for amounts related to longer term leases. See Note 2 of Notes to Financial Statements.

    Net interest expense declined 44% to $900,000 in 1995 from $1.6 million in 1994. The decrease in interest expense was a result of the Company using the $15.7 million proceeds from the sale of 3,165,000 shares of Common Stock, in April and May of 1995, to retire its subordinated debt and pay down substantially all of its revolving line of credit. See "Liquidity and Capital Resources."

    The Company's provision for federal and state income tax expense increased to $1.9 million in 1995 from $1.3 million in 1994, proportional to the increase in pre-tax earnings as the effective tax rate remained the same. The Company had approximately $19.6 million in federal and $1.3 million in state tax NOLs, primarily California, as of December 31, 1995, which substantially reduced cash tax payments. For the period ended December 31, 1995, cash tax payments were reduced approximately $1.7 million for the utilization of federal and state NOLs. See "Deferred Tax Assets" and Note 8 of Notes to Financial Statements.

YEAR ENDED DECEMBER 31, 1994 AS COMPARED WITH YEAR ENDED DECEMBER 31, 1993

    Net sales were $90.3 million in 1994, an increase of $25.3 million, or 38.9%, from $65.0 million in 1993. Net sales of electronic components increased to $69.1 million in 1994 from $54.1 million in 1993, an increase of 27.7%. Net sales of value-added assembly services increased to $21.2 million from $10.9 million in 1993, an increase of 94.5%. Although the Company fully integrated In-Stock with its existing operations in 1994 and has not maintained separate sales records since the In-Stock Acquisition, the Company estimates that at least $7.0 million of the increase in net sales are attributable to the In-Stock Acquisition. This estimate is based solely on In-Stock's historical sales rates and backlog at the time of the In-Stock Acquisition and, among other things, does not take into account post-acquisition results of In-Stock's operations or variations due to overlapping product lines or customers. The balance of the increase in net sales is attributable to internal growth and the benefit of twelve months of Brajdas' integrated operations in 1994 as compared to only nine months in 1993. In 1994, the Company experienced net sales growth in most of the ten metropolitan distribution markets it served. On a pro forma basis, assuming the Richey-Brajdas Merger and the In-Stock Acquisition occurred as of January 1, 1993, sales would have been $84.6 million and $93.0 million for 1993 and 1994, respectively.

    Gross profit was $22.1 million in 1994, an increase of $5.8 million, or 35.6%, from $16.3 million in 1993. Net sales in 1993 include $540,000 of special inventory acquired at no cost subsequent to the Company's acquisition of Old Richey. Net sales of special inventory in 1994 were not significant. Component distribution gross margins remained essentially flat in 1994 compared to 1993. Value-added assembly margins declined in 1994 compared to 1993 because of lower gross margins from value-added assembly sales at In-Stock, which the Company acquired in April 1994. The Company took a number of actions to improve operating efficiencies at its In-Stock operations and believes that by the end of 1994 gross margins from value-added assembly sales at those operations were roughly comparable to gross margins from its other value-added assembly sales. Excluding sales of special inventory, overall gross margins increased slightly from 24.4% in 1993 to 24.5% in 1994, due to a changing sales mix increasingly oriented toward value-added assembly services.

    Operating expenses were $17.3 million in 1994, an increase of $3.4 million, or 24.5%, from $13.9 million in 1993. These expenses as a percentage of sales declined to 19.2% from 21.4% in 1993.

Increased sales from internal growth as well as from the Richey-Brajdas Merger and the In-Stock Acquisition, coupled with cost-saving initiatives, have allowed the Company to substantially improve its operating leverage. The reduction in operating expenses as a percentage of net sales resulted in part from the elimination of duplicate personnel, sales, warehouse and corporate facilities, computer systems and communication networks.

    Interest expense increased to $1.6 million in 1994 from $1.2 million in 1993. Interest expense rose as a result of increases in prime lending rates and average borrowings brought about by the financing of the In-Stock Acquisition.

    The Company's provision for federal and state income tax expense increased to $1.3 million from $460,000 in 1993. The effective tax rate for 1994 increased slightly to 40% from 39% for 1993. For the period ended December 31, 1994 cash tax payments were reduced approximately $1.2 million for the utilization of federal and state NOLs.

LIQUIDITY AND CAPITAL RESOURCES

    The Company's liquidity and capital resources were significantly affected in 1995 and the first quarter of 1996 by (i) the use of the $15.7 million net proceeds from the sale of 3,165,000 shares of Common Stock, in April and May of 1995, to retire its subordinated debt and pay down substantially all of its then outstanding revolving line of credit, (ii) the December 20, 1995 Deanco Acquisition for consideration of $60.0 million, including the assumption of Deanco's outstanding indebtedness and (iii) the use of the $53.8 million net proceeds from the Note Offering to pay down indebtedness under its $75 million revolving credit and term loan facility (the "Senior Credit Facility") with First Interstate Bank of California ("FICAL"), as agent, and certain other lenders. The Company funded the Deanco Acquisition by drawing upon its Senior Credit Facility, which was obtained for that purpose.

    On December 20, 1995, the Company replaced its existing credit facility with Sanwa Business Credit Corporation and Deanco's existing credit facility with Mellon Bank, N.A. with the Senior Credit Facility consisting of a $45 million revolving line of credit (the "Revolving Line of Credit") and a $30 million term loan (the "Term Loan"), with FICAL, as agent, and certain other lenders. The Revolving Line of Credit terminates December 31, 1999. In the first quarter of 1996, the Company used the net proceeds of the Note Offering to repay the Term Loan and to pay down the Revolving Line of Credit. The Senior Credit Facility is secured by substantially all of the Company's and Deanco's assets and by a pledge of the Deanco stock held by the Company. Loans under the Senior Credit Facility bear interest, at the Company's option, at one of the following two rates: (i) the sum of (a) the Applicable Margin (as defined in the FICAL loan agreement, currently 1%) plus (b) the higher of FICAL's prime rate or the federal funds rate plus 1/2 of 1% or (ii) in the case of Eurodollar Rate loans, the sum of (a) the Eurodollar Rate (as defined in the FICAL loan agreement) plus
(b) the Applicable Margin (as defined in the FICAL loan agreement, currently 2.25%). See Note 4 of Notes to Financial Statements.

    The loan agreement evidencing the Senior Credit Facility limits the Company's ability to create or incur liens on assets, to make distributions or investments, to enter into any mergers or make additional acquisitions or dispositions of assets and to enter into transactions with affiliates. In addition, the Company must comply with various financial and other covenants established by its lender. The loan agreement also provides the banks with the right to terminate the commitments on 30 days' notice if there is a change in control of the Company (generally, the acquisition of more than 50% of the Company's capital stock).

    As of December 31, 1995, the Company had outstanding borrowings under the Senior Credit Facility of $18.4 million, with additional borrowing capacity of $48.2 million available, including the

$30 million unadvanced portion of the Term Loan. On January 2, 1996, the Company paid approximately $40.8 million in notes and accrued interest payable to the EDAC stockholders by borrowing under the Senior Credit Facility. As of January 26, 1996, the Company had $1 million in cash and $6 million of additional borrowing capacity available.

    On February 26, 1996, net proceeds from the Note Offering were used to repay the Term Loan and pay down the Revolving Line of Credit. On March 22, 1996, net proceeds from the over-allotments under the Note Offering were used to further pay down the Revolving Line of Credit. As of March 22, 1996, after giving effect to the Note Offering and the application of the $53.8 million net proceeds therefrom, approximately $30 million was available for borrowing under the Revolving Line of Credit. The $30.0 million Term Loan, having been repaid, is no longer available to the Company. The Company believes that the combination of cash, available borrowing capacity under the Senior Credit Facility and cash generated by operations will be adequate to meet its anticipated funding commitments for the remainder of 1996, including the pay down of accrued restructuring costs associated with the Deanco Acquisition.

    Working capital increased to $34.1 million as of December 31, 1995 from $5.3 million as of December 31, 1994. During 1995, the Company's working capital was affected by the sale of Common Stock and the Deanco Acquisition, as well as operations. Working capital began the year at $5.3 million, as the outstanding balance on the Company's then existing revolving line of credit was classified as a current liability. Proceeds from the sale of Common Stock in April and May of 1995 were used to pay down substantially all of the balance on that revolving line of credit, increasing working capital to approximately $20 million by mid-May, where it remained until the Deanco Acquisition. With the classification of the balance outstanding at December 31, 1995 under the Revolving Line of Credit used to finance the Deanco Acquisition as long term debt, working capital increased to $34.1 million. The Company intends to maintain borrowings of at least the amount outstanding at December 31, 1995 plus the portion of the Revolving Line of Credit drawn on January 2, 1996 for an uninterrupted period extending beyond one year; therefore, the December 31, 1995 balance of $18.4 million under the revolving line of credit is classified as long-term debt. See
Note 4 of Notes to Financial Statements.

    Excluding the effects of the Deanco Acquisition, the Company's net cash from operating activities was $200,000 in 1995, compared to $4.0 million in 1994 and $500,000 in 1993. In 1995, net income provided $2.9 million, while non-cash transactions provided $2.0 million ($900,000 from depreciation and amortization and $1.1 million from deferred taxes) and $1.4 million from the restructuring reserve. The $4.9 million in cash generated and the $1.4 million restructuring reserve financed a $2.5 million increase in trade receivables, a $2.7 million increase in inventories, and a $300,000 increase in other current assets, all associated with the Company's rapid sales growth in 1995. Furthermore, accounts payable and accrued expenses declined $600,000, bringing net cash provided by 1995 operations to $200,000. In 1994, net income provided $1.9 million and non-cash transactions provided $1.9 million, which was used to fund $1.1 million in increased receivables and $1.5 million in increased inventories. An increase of $2.8 million in accounts payable and accrued liabilities brought net cash provided by 1994 operations to $4.0 million. Net cash generated from operations in 1994 increased compared to 1993, primarily due to increased net income, increased use of the Company's NOLs and the increase in accounts payable and accrued liabilities, offset somewhat by the increase in trade receivables.

    Net cash used in investing activities increased to $3.3 million in 1995 from $2.9 million in 1994 and $3.2 million in 1993. In 1995, the Company invested $1.3 million in improvements and equipment, primarily leasehold improvements at its principal assembly facility in Los Angeles and its corporate headquarters in Garden Grove. An additional $1.2 million was used for the IEI Acquisition. During 1994, the Company spent $400,000 on improvements and equipment to enhance its value-added assembly capabilities, $1.8 million for the In-Stock Acquisition, and $500,000 in Richey-Brajdas Merger costs. During 1993, the Company spent $3.2 million on costs associated with the Richey-Brajdas Merger. In 1995, the Company financed its capital expenditure and acquisition activities with net cash from operating activities and borrowings under its revolving line of credit arrangements. In

1994 and 1993, the Company financed its investing activities with net cash from operating activities and borrowings under its revolving line of credit. The Company anticipates incurring capital expenditures of approximately $1.0 million in 1996, all of which will be financed with net cash from operating activities and borrowings under its Revolving Line of Credit. The Company's actual capital expenditures may vary significantly from its current expectations, based on a number of factors, including but not limited to additional acquisitions, if any.

    For the quarter ended December 31, 1995, inventory turnover was 5.0x compared to 4.9x in 1994 and 4.4x in 1993. In 1995, management maintained enhanced inventory control programs initiated in earlier years. Prior to the Deanco Acquisition, approximately 80% of the Company's inventory was located at its centralized distribution facility in Los Angeles and 15% was located in Boston. Pursuant to the Company's plan to integrate Deanco, the Company expects to locate approximately 60% of its inventory in Los Angeles and approximately 30% in Boston.

    The number of days sales outstanding decreased by 0.5 days to 41.8 days in the fourth quarter of 1995 from 42.3 days in the final quarter of 1994. Management believes that the Company's performance in managing its receivables is among the best in its industry. The Company did not experience any significant trade collection difficulties in 1995.

DEFERRED TAX ASSETS

    As of December 31, 1995, the Company had approximately $19.6 million in federal and $1.3 million in state tax NOLs, primarily California, most of which expire between 1998 and 2009. The NOLs resulted from Brajdas' losses prior to the Richey-Brajdas Merger.

    Section 382 of the Internal Revenue Code of 1986, as amended ("Section 382") and related regulations impose certain limitations on a corporation's ability to use NOLs. In the event certain changes in a company's stock ownership over a three-year period exceed a specified threshold (a "Change of Ownership"), the use of NOLs is restricted. California law conforms to the provisions of Section
382. The public offering of 3,165,000 shares of the Company's Common Stock in April and May of 1995 resulted in a Change in Ownership. The Company estimates that its use of the NOLs is limited to approximately $3.0 million per year until the NOLs are fully utilized or expire, whichever occurs first.

    As discussed in Note 8 of Notes to Financial Statements, at December 31, 1995, the Company recorded a deferred tax asset of $8.9 million, net of a $2.1 million valuation allowance. The estimated future tax benefits of the NOLs comprise the principal portion of the deferred tax asset. SFAS No. 109, "Accounting for Income Taxes," requires that a valuation allowance be recorded when it is "more likely than not" that any portion of the deferred tax asset will not be realized. Due to the inherent uncertainty in forecasts of future events and operating results, the Company, consistent with prior practice, has continued to maintain a $2.1 million valuation allowance which reduces the December 31, 1995 net deferred tax asset to the tax benefit expected to be realized during approximately the next four years after giving effect to the annual limitation resulting from the Change in Ownership.

    The Company has been consistently profitable since December 28, 1990 and generated taxable income before NOLs of $6.4 million in 1995. Based on its historic and current level of profitability, the Company believes that it is "more likely than not" that the Company will be able to generate the $26.0 million of future taxable income needed to realize the recorded amount of the net deferred tax asset prior to expiration of the NOLs. The amount of deferred tax asset, however, could be reduced in the near term if estimates of future taxable income are reduced.

ITEM 8.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

    The Financial Statements required by this Item 8 are listed in Item 14(a) and are submitted at the end of this Form 10-K.

SELECTED QUARTERLY FINANCIAL DATA

    The following table sets forth certain statements of operations data for the periods indicated. The quarterly financial information provided excludes the financial results of Brajdas, In-Stock, IEI and Deanco prior to the date of the respective acquisition. This information has been derived from unaudited financial statements which, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such information. These operating results are not necessarily indicative of results for any future period.

                                                  FIRST QUARTER   SECOND QUARTER  THIRD QUARTER   FOURTH QUARTER
                                                  --------------  --------------  --------------  --------------
1995
  Net sales.....................................  $   26,596,000   $ 28,305,000   $   28,803,000  $   33,353,000
  Gross profit..................................       6,513,000      6,660,000        6,931,000       7,873,000
  Net income....................................         680,000        909,000        1,070,000         209,000
  Earnings per common share.....................             .12            .11              .12             .02
  Shipping days.................................              64             64               62              62
1994
  Net sales.....................................  $   20,247,000   $ 23,105,000   $   22,838,000  $   24,076,000
  Gross profit..................................       4,855,000      5,562,000        5,793,000       5,880,000
  Net income....................................         355,000        532,000          471,000         535,000
  Earnings per common share.....................             .06            .09              .08             .09
  Shipping days.................................              65             64               63              62
1993
  Net sales.....................................  $    8,088,000   $ 19,721,000   $   18,927,000  $   18,259,000
  Gross profit..................................       2,154,000      4,782,000        4,686,000       4,632,000
  Net income....................................          85,000         93,000          288,000         241,000
  Earnings per common share.....................             .03            .02              .05             .04
  Shipping days.................................              64             64               63              61

- ------------------------
    The unaudited quarterly results of operations (excluding Deanco) indicate that net sales rose from $388,000 per shipping day in the fourth quarter of 1994 to $416,000, $442,000, $465,000 and $480,000 per shipping day in the four consecutive quarters of 1995, respectively. The calendar for 1996 contains 64, 64, 62 and 64 shipping days for the first through fourth quarters, respectively. Quarterly operating results may fluctuate significantly from quarter to quarter in the future.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON FINANCIAL ACCOUNTING AND FINANCIAL DISCLOSURE

    Not applicable.

                                    PART III

ITEM 10.  DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

    The information required by this item regarding directors and executive officers of the Company is set forth in the Company's definitive Proxy Statement (the "1996 Proxy Statement") to be filed with the Commission relating to its Annual Meeting of Stockholders to be held on May 7, 1996, under the headings "Nominees for Election as Directors," "Other Executive Officers of the Company" and "Compliance with Section 16(a) of the Exchange Act," and is incorporated herein by reference.

ITEM 11.  EXECUTIVE COMPENSATION

    The information required by this item regarding compensation of the Company's directors and executive officers, set forth in the 1996 Proxy Statement under the heading "Executive Compensation" is incorporated herein by reference.

ITEM 12.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The information required by this item regarding beneficial ownership of the Common Stock by certain beneficial owners and by management of the Company set forth in the 1996 Proxy Statement under the heading "Security Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference.

ITEM 13.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    The information required by this item regarding certain relationships and related transactions with management of the Company set forth in the 1996 Proxy Statement under the heading "Compensation Committee Interlocks and Insider Participation" is incorporated herein by reference.

                                    PART IV

ITEM 14.  EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON
        FORM 8-K

    (a) Documents filed as part of this report:

        1.  Financial Statements

                Independent Auditor's Report

                Balance Sheets at December 31, 1994 and 1995

                Statements of Income for the Years ended December 31, 1993, 1994 and 1995

                Statements of Stockholders' Equity for the Years ended  December
               31, 1993, 1994 and 1995

                Statements  of Cash Flows for the Years ended December 31, 1993,
               1994 and 1995

                Notes to Financial Statements

        2.  Financial Statement Schedules

        Not Applicable.

        3.  Exhibits

      2.1  Stock Purchase Agreement, dated November 15, 1995, among Richey Electronics,
           Inc., Deanco, Inc., Electrical Distribution Acquisition Company and all of
           the stockholders of Electrical Distribution Acquisition Company. *4* (2.1)

      2.2  First Amendment to Stock Purchase Agreement and Instrument of Joinder dated
           December 20, 1995 among Richey Electronics, Inc., Deanco, Inc., Electrical
           Distribution Acquisition Company and all of the stockholders of Electrical
           Distribution Acquisition Company. *4* (2.2)

      2.3  Sales Tax Indemnification Agreement dated December 20, 1995 among Richey
           Electronics, Inc. and the stockholders of Electrical Distribution
           Acquisition Company identified therein. *4* (2.3)

      3.1  Restated Certificate of Incorporation of Richey Electronics, Inc. *5* (3.1)

      3.2  Bylaws of Richey Electronics, Inc. *5* (3.2)

      4.1  Indenture between Richey Electronics, Inc. and First Trust of California,
           National Association, dated as of February 15, 1996.

     10.1  Indemnification Agreement among Barclay and Company, Inc., Brajdas
           Corporation, Donald I. Zimmerman and certain former shareholders of
           RicheyImpact Electronics, Inc. identified therein dated as of April 5, 1993.
           *2* (E)

     10.2  Letter re Amendment to Indemnification Agreement by Barclay and Company,
           Inc. and Donald I. Zimmerman, and agreed to by BRJS Investment Holding
           Corp., Brajdas Corporation and the other persons and entities identified therein dated April 23, 1993. *1* (10.3)

     10.3  Registration Rights Agreement between Brajdas Corporation and BRJS
           Investment Holding Corp. dated April 2, 1993. *2* (10.4)

     10.4  Amended and Restated Loan and Security Agreement dated as of April 7, 1993 between Sanwa Business Credit Corporation and Brajdas Corporation. *1*
           (10.15)

     10.5  Employment Agreement between William C. Cacciatore and Brajdas Corporation dated as of April 1, 1993. *1* (10.18)

     10.6  Addendum to Employment Agreement (William C. Cacciatore) dated as of
           February 21, 1995. *9* (10.37)

     10.7  Employment Agreement between C. Don Alverson and Brajdas Corporation dated as of April 1, 1993. *1* (10.17)

     10.8  Addendum to Employment Agreement (C. Don Alverson) dated as of February 21,
           1995. *9* (10.38)

     10.9  Employment Agreement between Richard N. Berger and Brajdas Corporation dated as of April 1, 1993. *1* (10.20)

    10.10  Addendum to Employment Agreement (Richard N. Berger) dated as of February
           21, 1995. *9* (10.39)

    10.11  Employment Agreement between Norbert W. St. John and Brajdas Corporation dated as of April 1, 1993. *1* (10.19)

    10.12  Addendum to Employment Agreement (Norbert W. St. John) dated as of February
           21, 1995. *9* (10.40)

    10.13  Brajdas Corporation Bonus Plan. *1* (10.21)

    10.14  Service and Management Agreement dated December 18, 1990 by and among
           RicheyImpact Electronics, Inc., Palisades Associates, Inc. and Saunders
           Capital Group, Inc. *3* (10.2)

    10.15  Agreement to Assume and Amend the Service and Management Agreement among
           Brajdas Corporation, Palisades Associates, Inc. and Saunders Capital Group,
           Inc. dated as of April 6, 1993. *3* (10.3)

    10.16  1993 Stock Appreciation Rights Plan. *6* (A)

    10.17  Modification Agreement among the Company, Palisades Associates, Inc. and
           Saunders Capital Group, Inc. dated as of January 2, 1995. *9* (10.26)

    10.18  Assumption and Amendment Agreement to Loan and Security Agreement dated as of December 31, 1993 by and between Sanwa Business Credit Corporation and
           Richey Electronics, Inc. *8* (10.31)

    10.19  Second Amendment to Amended and Restated Loan and Security Agreement dated as of March 29, 1994 by and between Sanwa Business Credit Corporation and
           Richey Electronics, Inc. *8* (10.32)

    10.20  First Amendment to Stockholders Agreement dated December 14, 1994 among the
           Company and the individuals and entities listed on Schedule I to the
           Stockholders Agreement. *9* (10.31)

    10.21  Lease between Principal Mutual Life Insurance Company and Richey
           Electronics, Inc. for lease of premises at 7441 Lincoln Way, Garden Grove,
           California. *9* (10.32)

    10.22  Lease between M&M Enterprises, a California General Partnership and Richey
           Electronics, Inc. for lease of premises at 10871 La Tuna Canyon Road, Sun
           Valley, California. *9* (10.33)

    10.23  Lease between Anchor Group, Inc. and Richey Electronics, Inc. for lease of premises at 11 Walkup Drive, Westborough, Massachusetts. *9* (10.34)

    10.24  Lease between Hownat Trust and Deanco, Inc. for lease of premises at 87
           Concord Street, North Reading, Massachusetts, Boston Massachusetts.

    10.25  Lease between Murray Center Venture and Deanco ACA Manufacturing, Inc. for
           lease of premises at Building 1, Murray Business Center, 3601 SW Murray
           Blvd., Beaverton, Oregon 97201, Beaverton, Oregon

    10.26  1992 Stock Option Plan. *9* (10.35)

    10.27  Form of Incentive Stock Option Agreement. *9* (10.36)

    10.28  Modification Agreement by and between Richey Electronics, Inc. and Palisades
           Associates, Inc. dated as of February 21, 1995. *9* (10.41)

    10.29  Loan Agreement dated as of December 20, 1995 among Richey Electronics, Inc., the banks named therein and First Interstate Bank of California, as Agent.
           *4* (10.1)

    10.30  First Amendment to the Loan Agreement dated as of February 26, 1996 among
           Richey Electronics, Inc, the banks named therein and First Interstate Bank of California, as Agent.

    10.31  Second Addendum to Employment Agreement (William C. Cacciatore) dated as of
           May 17, 1995.

    10.32  Second Addendum to Employment Agreement (C. Don Alverson) dated as of May
           17, 1995.

    10.33  Second Addendum to Employment Agreement (Norbert W. St. John) dated as of
           May 17, 1995.

    10.34  Agreement to Terminate Stockholders' Agreement *10* (10.1)

     21.1  Subsidiaries of Richey Electronics, Inc.

     23.1  Consent of Ernst & Young LLP

     23.2  Consent of McGladrey & Pullen, LLP

- ------------------------
 *1* Incorporated by reference to the designated exhibit of the Annual Report on Form 10-K for Brajdas Corporation for the fiscal year ended February 28, 1993, filed May 28, 1993.

 *2* Incorporated  by reference  to the designated  exhibit of  the Statement on
     Schedule 13D filed on behalf of BRJS Investment Holding Corp., C. Don Alverson, William C. Cacciatore, Greg A. Rosenbaum and Norbert W. St. John with the Securities and Exchange Commission on April 20, 1993.

 *3* Incorporated by  reference  to the  designated  exhibit of  the  Transition
     Report on Form 10-Q for Brajdas Corporation for the period from January 1, 1993 through July 2, 1993, filed August 4, 1993.

 *4* Incorporated by reference to the designated exhibit of Form 8-K for  Richey
     Electronics, Inc. dated December 20, 1995, filed January 3, 1996.

 *5* Incorporated  by reference  to the  designated exhibit  of the Registration
     Statement on Form S-1, filed January 7, 1994, Registration No. 33-73916 (the "Shelf Registration Statement").

 *6* Incorporated by reference to the designated exhibit of the definitive proxy statement for the 1993 Annual Meeting of Stockholders.

 *7* Incorporated by reference to the designated exhibit of the Form 8-K for Brajdas Corporation dated July 7, 1993, filed July 13, 1993.

 *8* Incorporated by  reference  to  the designated  exhibit  of  Post-Effective
     Amendment No. 1 to the Shelf Registration Statement on April 18, 1994.

 *9* Incorporated  by reference  to the  designated exhibit  of the Registration
     Statement on Form S-2, filed February 23, 1995, Registration Statement No. 33-89690.

*10* Incorporated by reference to the designated exhibit of the Quarterly report on Form 10-Q for Richey Electronics, Inc. for the period ending March 31, 1995, filed May 15, 1995.

*11* Incorporated by reference to the designated exhibit of the Quarterly report on Form 10-Q for Richey Electronics, Inc. for the period ending September 29, 1995, filed November 13, 1995.

    Exhibits  10.5-10.17, Exhibits 10.26 - 10.28  and Exhibits 10.31 - 10.33 are
management contracts or compensatory plans or arrangements required to be filed as exhibits pursuant to Item 14(c) of Form 10-K.

    (b) Reports on Form 8-K

        Form 8-K dated November 20, 1995 reporting events under item 5 and an exhibit under item 7.

        Form 8-K dated December 20, 1995 reporting the acquisition of assets under Item 2 and exhibits under item 7.

        Form 8-KA dated January 31, 1996 reporting events under item 5 and Financial Statements under item 7.

        Form 8-K dated February 27, 1996 reporting events under item 5 and on exhibit under item 7.

        Deanco, Inc.

           Independent Auditor's Report

           Balance Sheets at June 30, 1993, June 30, 1994, and December 31, 1994

           Statements  of Operations for the years ended June 30, 1992, June 30,
                1993 and June 30, 1994, for each of the three month periods ended September 30, 1994 and December 31, 1994

           Statements of Stockholders' Equity for the years ended June 30, 1992,
                June 30, 1993 and June 30, 1994, and for the three months ended December 31, 1994

           Statements of Cash Flows for the years ended June 30, 1992, June  30,
                1993 and June 30, 1994, and for each of the three month periods ended September 30, 1994 and December 31, 1994

            Notes to Financial Statements

        Electrical Distribution Acquisition Company and Subsidiary

            Independent Auditor's Report

            Balance Sheet at December 31, 1994

            Statement of Operations for the three months ended December 31, 1994

            Statement of Stockholders' Equity for the three months ended December 31, 1994

            Statement of Cash Flows for the three months ended December 31, 1994

            Notes to Financial Statements

        Electrical Distribution Acquisition Company and Subsidiary

            Independent Auditor's Report

            Consolidated Balance Sheet at December 19, 1995

            Consolidated Statement of Income for the period ended December 19, 1995

            Consolidated Statement of Stockholders' Equity for the period ended December 19, 1995

            Consolidated Statement of Cash Flows for the period ended December 19, 1995

            Notes to Financial Statements

        Pro Forma Financial Information

            Unaudited Pro Forma Condensed Income Statement

            Unaudited Pro Forma Condensed Balance Sheet

            Notes to Pro Forma Financial Statements

                                   SIGNATURES

    Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Garden Grove, State of California, on March 26, 1996.

                                          RICHEY ELECTRONICS, INC.

                                          By:        /s/ RICHARD N. BERGER

                                             -----------------------------------
                                                      Richard N. Berger
                                               VICE PRESIDENT, CHIEF FINANCIAL
                                                    OFFICER AND SECRETARY

    Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

                   SIGNATURE                                         TITLE                            DATE
- ------------------------------------------------  -------------------------------------------  ------------------

/s/ WILLIAM C. CACCIATORE                         Chairman of the Board, President, Chief
- --------------------------------------             Executive Officer (Principal Executive        March 26, 1996
William C. Cacciatore                              Officer)

/s/ C. DON ALVERSON
- --------------------------------------            Director                                       March 26, 1996
C. Don Alverson

/s/ RICHARD N. BERGER                             Vice President, Chief Financial Officer and
- --------------------------------------             Secretary (Principal Financial and            March 26, 1996
Richard N. Berger                                  Accounting Officer)

/s/ GREG A. ROSENBAUM
- --------------------------------------            Director                                       March 26, 1996
Greg A. Rosenbaum

/s/ NORBERT W. ST. JOHN
- --------------------------------------            Director                                       March 26, 1996
Norbert W. St. John

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Richey Electronics, Inc.
Garden Grove, California

    We have audited the accompanying balance sheets of Richey Electronics, Inc. as of December 31, 1994 and 1995, and the related statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Richey Electronics, Inc. as of December 31, 1994 and 1995 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                          MCGLADREY & PULLEN, LLP

Pasadena, California
January 19, 1996

                            RICHEY ELECTRONICS, INC.
                                 BALANCE SHEETS
                           DECEMBER 31, 1994 AND 1995

                                                                                       1994             1995
                                                                                  --------------  ----------------
ASSETS (Note 4)

CURRENT ASSETS
  Cash..........................................................................  $        9,000  $        572,000
  Trade receivables.............................................................      11,167,000        25,622,000
  Inventories...................................................................      14,913,000        31,450,000
  Deferred income taxes (Note 8)................................................       1,427,000         3,948,000
  Other current assets..........................................................         435,000         1,481,000
                                                                                  --------------  ----------------
    Total current assets........................................................      27,951,000        63,073,000
                                                                                  --------------  ----------------
IMPROVEMENTS AND EQUIPMENT, NET (Note 3)........................................       1,017,000         3,469,000
                                                                                  --------------  ----------------
OTHER ASSETS AND INTANGIBLES
  Deferred income taxes (Note 8)................................................       2,430,000         4,979,000
  Distribution agreements.......................................................       2,304,000         --
  Customer lists................................................................         957,000         --
  Other.........................................................................          80,000         1,161,000
  Costs in excess of net assets of acquired businesses (Note 2).................         274,000        46,259,000
                                                                                  --------------  ----------------
                                                                                       6,045,000        52,399,000
                                                                                  --------------  ----------------
                                                                                  $   35,013,000  $    118,941,000
                                                                                  --------------  ----------------
                                                                                  --------------  ----------------

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
  Current maturities of long-term debt (Note 4).................................  $    1,600,000  $        835,000
  Notes payable, revolving line of credit (Note 4)..............................       8,843,000         --
  Accounts payable..............................................................      10,457,000        18,250,000
  Accrued expenses (Note 5).....................................................       1,734,000         6,088,000
  Accrued restructuring costs (Note 2)..........................................        --               3,824,000
                                                                                  --------------  ----------------
    Total current liabilities...................................................      22,634,000        28,997,000
                                                                                  --------------  ----------------
ACCRUED RESTRUCTURING COSTS (Note 2)............................................        --                 900,000
                                                                                  --------------  ----------------
LONG-TERM DEBT (Note 4)
  Subordinated Notes Payable....................................................       3,594,000         2,982,000
  Other Long-term Debt..........................................................        --              58,670,000
                                                                                  --------------  ----------------
                                                                                       3,594,000        61,652,000
                                                                                  --------------  ----------------
STOCKHOLDERS' EQUITY (Note 9)
  Preferred stock, $.001 par value, authorized 10,000 shares, issued none.......        --               --
  Common stock, $.001 par value, authorized 30,000,000 shares...................           6,000             9,000
  Additional paid-in capital....................................................       5,240,000        20,976,000
  Retained earnings.............................................................       3,539,000         6,407,000
                                                                                  --------------  ----------------
                                                                                       8,785,000        27,392,000
                                                                                  --------------  ----------------
                                                                                  $   35,013,000  $    118,941,000
                                                                                  --------------  ----------------
                                                                                  --------------  ----------------

                       See Notes to Financial Statements.

                            RICHEY ELECTRONICS, INC.
                              STATEMENTS OF INCOME
               THREE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995

                                                                      1993            1994             1995
                                                                 --------------  --------------  ----------------
Net sales......................................................  $   64,995,000  $   90,266,000  $    117,057,000
Cost of goods sold.............................................      48,741,000      68,176,000        89,080,000
                                                                 --------------  --------------  ----------------
    Gross profit...............................................      16,254,000      22,090,000        27,977,000
                                                                 --------------  --------------  ----------------
Operating expenses:
  Selling, warehouse, general and administrative (Note 7)......      13,002,000      16,750,000        20,415,000
  Amortization of intangibles..................................         887,000         568,000           459,000
  Restructuring costs (Note 2).................................        --              --               1,450,000
                                                                 --------------  --------------  ----------------
                                                                     13,889,000      17,318,000        22,324,000
                                                                 --------------  --------------  ----------------
    Operating income...........................................       2,365,000       4,772,000         5,653,000
  Interest expense (Note 4)....................................       1,198,000       1,606,000           867,000
                                                                 --------------  --------------  ----------------
    Income before income taxes.................................       1,167,000       3,166,000         4,786,000
Federal and state income taxes (Note 8)........................         460,000       1,273,000         1,918,000
                                                                 --------------  --------------  ----------------
    Net income.................................................  $      707,000  $    1,893,000  $      2,868,000
                                                                 --------------  --------------  ----------------
                                                                 --------------  --------------  ----------------
Earnings per common share......................................  $         0.14  $         0.32  $           0.36
                                                                 --------------  --------------  ----------------
                                                                 --------------  --------------  ----------------
Weighted average number of common shares outstanding...........       5,085,000       5,889,000         8,036,000
                                                                 --------------  --------------  ----------------
                                                                 --------------  --------------  ----------------

                       See Notes to Financial Statements.

                            RICHEY ELECTRONICS, INC.
                       STATEMENTS OF STOCKHOLDERS' EQUITY
               THREE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995

                                                            COMMON STOCK
                                                -------------------------------------
                                     SENIOR                               ADDITIONAL
                                    PREFERRED     SHARES                    PAID-IN     RETAINED
                                      STOCK     OUTSTANDING   PAR VALUE     CAPITAL     EARNINGS      TOTAL
                                   -----------  -----------  -----------  -----------  ----------  -----------
BALANCE, JANUARY 1, 1993.........  $ 1,194,000       6,000   $   --       $ 1,200,000  $  939,000  $ 3,333,000
  Cancellation of senior
   preferred stock (Note 2)......   (1,194,000)     --           --         1,194,000      --          --
  Merger (Note 2):
    Recapitalization.............      --        9,705,000       971,000     (971,000)     --          --
    Issuance of common stock.....      --       10,905,000     1,091,000    2,961,000      --        4,052,000
    Issuance of junior
     subordinated notes..........      --           --           --        (1,194,000)     --       (1,194,000)
  Effect of three and one
   half-to-one reverse stock
   split.........................      --       (14,727,000)  (1,473,000)   1,473,000      --          --
  Effect of change in par value
   from $.10 per common share to
   $.001 per common share........      --           --          (583,000)     583,000      --          --
  Net income.....................      --           --           --           --          707,000      707,000
                                   -----------  -----------  -----------  -----------  ----------  -----------
BALANCE, DECEMBER 31, 1993.......      --        5,889,000         6,000    5,246,000   1,646,000    6,898,000
  Reverse stock split
   adjustments...................      --           --           --            (6,000)     --           (6,000)
  Net income.....................      --           --           --           --        1,893,000    1,893,000
                                   -----------  -----------  -----------  -----------  ----------  -----------
BALANCE, DECEMBER 31, 1994.......      --        5,889,000         6,000    5,240,000   3,539,000    8,785,000
  Issuance of common stock, in
   public offering, net of
   offering expenses.............      --        3,165,000         3,000   15,736,000      --       15,739,000
  Net income.....................      --           --           --           --        2,868,000    2,868,000
                                   -----------  -----------  -----------  -----------  ----------  -----------
BALANCE, DECEMBER 31, 1995.......  $   --        9,054,000   $     9,000  $20,976,000  $6,407,000  $27,392,000
                                   -----------  -----------  -----------  -----------  ----------  -----------
                                   -----------  -----------  -----------  -----------  ----------  -----------

                       See Notes to Financial Statements.

                            RICHEY ELECTRONICS, INC.
                            STATEMENTS OF CASH FLOWS
               THREE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995

                                                                        1993            1994            1995
                                                                   --------------  --------------  --------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income.....................................................  $      707,000  $    1,893,000  $    2,868,000
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation and amortization................................         997,000         765,000         912,000
    Deferred taxes...............................................         465,000       1,157,000       1,065,000
    Change in operating assets and liabilities, net of effect of business combinations:
      (Increase) decrease in:
        Trade receivables........................................        (255,000)     (1,107,000)     (2,448,000)
        Inventories..............................................      (1,345,000)     (1,518,000)     (2,727,000)
        Other current assets.....................................        (161,000)         14,000        (260,000)
      Increase (decrease) in:
        Accounts payable and accrued expenses....................          60,000       2,820,000        (624,000)
        Accrued restructuring costs..............................        --              --             1,450,000
                                                                   --------------  --------------  --------------
      Net cash provided by operating activities..................         468,000       4,024,000         236,000
                                                                   --------------  --------------  --------------
CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from sale of equipment................................          42,000        --              --
  Purchase of improvements and equipment.........................         (89,000)       (401,000)     (1,316,000)
  Payment of acquisition and restructuring costs.................      (3,188,000)     (2,512,000)     (2,025,000)
                                                                   --------------  --------------  --------------
    Net cash (used in) investing activities......................      (3,235,000)     (2,913,000)     (3,341,000)
                                                                   --------------  --------------  --------------
CASH FLOWS FROM FINANCING ACTIVITIES
    Net advances (repayments) on revolving line of credit........       3,859,000       1,848,000      (8,843,000)
    Borrowings under long-term revolving line of credit
     arrangement.................................................        --              --             1,974,000
    Payments on long-term debt...................................      (1,088,000)     (2,957,000)     (5,202,000)
    Proceeds of common stock offering, net of expenses...........        --              --            15,739,000
                                                                   --------------  --------------  --------------
    Net cash provided by (used in) financing activities..........       2,771,000      (1,109,000)      3,668,000
                                                                   --------------  --------------  --------------
INCREASE IN CASH.................................................  $        4,000  $        2,000  $      563,000
CASH
  Beginning......................................................           3,000           7,000           9,000
                                                                   --------------  --------------  --------------
  Ending.........................................................  $        7,000  $        9,000  $      572,000
                                                                   --------------  --------------  --------------
                                                                   --------------  --------------  --------------

                       See Notes to Financial Statements.

                            RICHEY ELECTRONICS, INC.
                      STATEMENTS OF CASH FLOWS (CONTINUED)
               THREE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995


                                                                                     1993         1994         1995
                                                                                  -----------  ----------  ------------
Supplemental Disclosures of Cash Flow Information
  Cash payments for:
    Interest....................................................................  $   994,000  $1,675,000  $  1,230,000
                                                                                  -----------  ----------  ------------
                                                                                  -----------  ----------  ------------
    Income taxes................................................................  $   --       $   46,000  $  1,249,000
                                                                                  -----------  ----------  ------------
                                                                                  -----------  ----------  ------------
Supplemental Schedule of Noncash Investing and Financing Activities (Note 2)
    Cancellation of senior preferred stock......................................  $ 1,194,000
                                                                                  -----------
                                                                                  -----------
Assets acquired, liabilities assumed and securities issued in business combinations:
  Current assets................................................................  $10,416,000  $2,410,000  $ 28,093,000
  Current liabilities...........................................................   (5,093,000)   (946,000)  (12,731,000)
  Leasehold improvements and equipment..........................................      188,000     103,000     1,646,000
  Customer lists and distribution agreements....................................   10,220,000      --           --
  Other assets..................................................................       69,000      --           861,000
  Costs in excess of net assets of acquired businesses..........................      --          274,000    47,287,000
  Restructuring and transaction costs...........................................   (3,748,000)     --        (3,427,000)
  Subordinated notes payable....................................................   (8,000,000)     --        (2,982,000)
  Common stock issued...........................................................   (4,052,000)     --           --
  Other liabilities assumed.....................................................      --           --       (23,434,000)
  Stock payment notes...........................................................      --           --       (34,106,000)
                                                                                  -----------  ----------  ------------
      Net cash paid.............................................................  $   --       $1,841,000  $  1,207,000
                                                                                  -----------  ----------  ------------
                                                                                  -----------  ----------  ------------
Issuance of subordinated notes payable in connection with merger................  $(1,194,000)
                                                                                  -----------
                                                                                  -----------

                       See Notes to Financial Statements.

                            RICHEY ELECTRONICS, INC.
                         NOTES TO FINANCIAL STATEMENTS

NOTE 1.  NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

    The Company is a multiregional, specialty distributor of electronic components and provider of value added assembly services. The Company distributes a broad line of connectors, switches, wire, cable and heat shrinkable tubing and other interconnect, electromechanical and passive electronic components used in assembly and manufacture of electronic equipment. Richey Electronics has distribution rights from major worldwide suppliers, none of which individually accounted for sales greater than 12% in 1995. Richey Electronics' corporate headquarters are based in California and it has markets in 17 states located predominantly in major western and eastern markets.

A SUMMARY OF THE COMPANY'S SIGNIFICANT ACCOUNTING POLICIES FOLLOWS:

YEAR END

    The Company reports its annual operating results based upon a calendar year end (December 31) and its quarterly results using the Friday nearest the end of each quarter.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses during the reporting period. Actual results could differ from those estimates and could materially impact the reported amount of assets and liabilities and future operating results.

CONCENTRATION OF CREDIT RISK

    The Company distributes electronic components to small and medium-sized manufacturers in a wide variety of industries including telecommunications, computer, medical, transportation and aerospace. Credit is extended based on an evaluation of the customer's financial condition and collateral is typically not required. Credit losses are provided for in the financial statements through a charge to operations. Credit losses have been consistently within management's expectations and were not material in any year presented. A valuation allowance for known and anticipated credit losses is maintained.

INVENTORIES

    Inventories consist of electronic components held for sale and are valued at the lower of cost (first-in, first-out method) or market. The Company periodically reviews the age and turnover of its inventory to determine whether any inventory has become obsolete or has declined in value and incurs a charge to operations for known and anticipated inventory obsolescence. The Company has not incurred any material charges to operations for inventory obsolescence during any year presented.

    1993 sales and gross profit include $540,000 of special inventory acquired at no cost subsequent to the Company's original 1990 business combination. The 1994 and 1995 sales of this special inventory were not material.

IMPROVEMENTS AND EQUIPMENT

    Improvements and equipment are stated at cost, less accumulated depreciation and amortization. Equipment is depreciated using the straight-line method over estimated service lives ranging from three to seven years. Improvements are amortized over the life of the lease or the economic life of the asset, whichever is shorter.

DISTRIBUTION AGREEMENTS AND CUSTOMER LISTS

    Distribution agreements and customer lists acquired in the Richey-Brajdas Merger have been amortized using the straight-line method over their respective estimated economic lives of five and fifteen years. As the benefits of the Company's purchased net operating loss carryforwards were realized, through the results of operations or reductions in the deferred tax asset valuation allowance, the carrying value of the distribution agreements and customer lists was reduced proportionately.

COSTS IN EXCESS OF NET ASSETS OF ACQUIRED BUSINESSES (GOODWILL)

    The Company is generally amortizing goodwill on a straight-line method over a 40-year period. Goodwill shown in the financial statements relates to the Company's 1994 acquisition of In-Stock (current balance $242,000), and the Company's 1995 acquisitions of IEI (current balance $162,000) and Deanco (current balance $45,855,000).

    The Company periodically reviews the value of its goodwill to determine if an impairment has occurred. The Company does not believe that an impairment of its goodwill has occurred based on an evaluation of operating income, cash flows and business prospects.

INCOME TAXES

    Deferred taxes are provided on a liability method whereby deferred tax liabilities are recognized for taxable temporary differences and deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when it cannot be demonstrated that the deferred tax assets are more likely than not to be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

EARNINGS PER COMMON SHARE

    Earnings per common share are computed using the weighted average number of shares of common stock outstanding. On December 30, 1993, the Company effected a reverse stock split by issuing one share for every three and one-half shares of common stock previously outstanding. All previously reported earnings per share have been restated to give retroactive effect to this reverse stock split. Common stock equivalents were not material in any year presented.

NEW PRONOUNCEMENTS

ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF

    In March 1995 the FASB issued Statement No. 121, Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of. Statement No. 121 establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles and goodwill related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of. Statement No. 121 will first be required for the Company's year ending December 31, 1996. The Company does not anticipate that the adoption of Statement No. 121 will have a material impact on the financial statements as of the date of adoption.

FAIR VALUE OF FINANCIAL INSTRUMENTS

    During 1995 the Company adopted Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments. The carrying amounts of accounts receivable and accounts payable approximate fair value. The carrying amounts of the revolving line of credit and amounts to be refinanced under the revolving line of credit and term loan approximate their fair value given their interest rate pricing. The carrying amounts of subordinated debt and other debt approximate fair value.

ACCOUNTING FOR STOCK-BASED COMPENSATION

    In 1995 the FASB issued Statement No. 123, Accounting for Stock-based Compensation. Statement No. 123, establishes financial accounting and reporting standards for stock-based employee compensation plans such as a purchase plan. The statement generally suggests stock-based compensation transactions be accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. An enterprise may continue to follow the requirements of Accounting Principles Board (APB) Opinion No. 25, which does not require compensation to be recorded if the consideration to be received is at least equal to the fair value at the measurement date. If an enterprise elects to follow APB Opinion No. 25, it must disclose the pro forma effects on net income as if compensation were measured in accordance with the suggestions of Statement No. 123. The Company has not determined if it will continue to follow APB Opinion No. 25 or follow the guidance of Statement No.
123. However, adoption of this pronouncement in 1996 is not expected to have a material impact on the financial statements.

NOTE 2.  BUSINESS COMBINATIONS
    In the period from 1993 to 1995, the Company completed several business combinations. All of these acquisitions were accounted for as purchase business combinations with the operations of the acquired business included subsequent to the acquisition date. Each of the acquired businesses had operations similar to the Company's. These acquisitions are described as follows:

BRAJDAS ACQUISITION

    On April 6, 1993, RicheyImpact merged with Brajdas Corporation, a California corporation ("Brajdas"), with Brajdas as the surviving legal entity (the "Richey-Brajdas Merger"). Brajdas subsequently changed its name to Richey Electronics, Inc. (the "Company") and reincorporated in Delaware. The Richey-Brajdas Merger was recorded as a reverse purchase acquisition with RicheyImpact as the accounting acquirer.

IN-STOCK ACQUISITION

    On April 4, 1994, the Company completed the purchase of the assets and business of the In-Stock Products division of Anchor Group, Inc. (In-Stock), located in Boston, Massachusetts.

EDAC AND SUBSIDIARY (DEANCO ACQUISITION)

    On December 20, 1995, the Company completed the purchase of all the issued and outstanding capital stock of Electrical Distribution Acquisition Company ("EDAC"). EDAC, a holding company, and its wholly owned subsidiary, Deanco, Inc. ("Deanco"), were acquired for $34,106,000 of stock payment notes, the assumption of $5,962,000 of existing EDAC stockholder notes and the assumption of all other debt of Deanco. The Company merged EDAC into the Company in January 1996 and has made applications with the applicable state authorities to merge Deanco into the Company as soon as practical.

    The preliminary allocation of the purchase price is as follows:

CONSIDERATION
  Purchase price for EDAC stock, consideration provided with stock payment notes, due January 2, 1996.................................................  $34,106,000
  Assumption of EDAC stockholder notes, due January 2, 1996...................    5,962,000
  Assumption of other interest-bearing debt...................................   19,300,000
  Liabilities assumed, not including EDAC stockholder notes and stock payment
   notes and other interest-bearing debt......................................   12,511,000
  Restructuring costs of acquired company.....................................    3,100,000
  Transaction costs, including debt issuance costs............................    1,400,000
                                                                                -----------
                                                                                $76,379,000
                                                                                -----------
                                                                                -----------
ALLOCATED TO
  Estimated fair value of tangible assets acquired............................  $29,998,000
  Debt issuance costs.........................................................      500,000
  Cost in excess of net assets of business acquired (goodwill)................   45,881,000
                                                                                -----------
                                                                                $76,379,000
                                                                                -----------
                                                                                -----------

    On December 20, 1995, the Company also entered into a new credit facility (see Note 4). This credit facility provided the funds necessary to refinance $15,713,000 of Deanco debt as of December 20, 1995 and pay off the EDAC stock payment notes and stockholder notes on January 2, 1996.

    In connection with the Deanco Acquisition, the Company will close certain of its own facilities and incur other costs associated with the consolidation of the operations of Deanco into the Company. During the fourth quarter, the Company recognized a restructuring charge of $1,450,000. These costs are expected to be paid out over the next year, except for amounts related to longer term real and personal property leases of approximately $300,000. Substantially all of the original accrual remained unpaid at December 31, 1995. The restructuring charges consisted of $400,000 for lease obligations for Company facilities that will be consolidated into Deanco facilities, severance costs for the Company's employees of $100,000, inventory adjustments related to supplier terminations of $200,000, computer conversion costs of $250,000, write-down of Company furniture and fixtures of $150,000 and other items of $350,000.

    Also in conjunction with the Deanco Acquisition, the Company accrued restructuring costs of $3,100,000 relating to the consolidation of Deanco's operations into the Company. Those costs related to the operations of Deanco were recorded as a purchase accounting adjustment, resulting in an increase in goodwill in the preliminary purchase price allocation. The accrued restructuring costs consist of approximately $1,000,000 for severance for Deanco employees, $1,750,000 for lease and facility costs for Deanco facilities to be closed and other items of $350,000. At December 31, 1995, only a nominal amount of these costs have been paid. The Company expects all of these costs to be paid within the next 12 months, except those related to longer term facility leases of $600,000.

    Goodwill represents the costs in excess of tangible net assets acquired in the acquisition. The Company believes that no separately identifiable intangible assets were acquired and has assigned a 40-year life to this asset.

INLAND EMPIRE INTERCONNECTS ACQUISITION

    On August 16, 1995, the Company completed the purchase of the assets and business of Inland Empire Interconnects ("IEI"), an Ontario, California cable assembly company. The purchase price and related transaction costs were approximately $1,217,000 and were paid in cash. The fair value of the tangible assets acquired was $1,370,000 and the liabilities assumed totaled $769,000. Intangibles of $616,000, including goodwill of $166,000 are included in other assets and are being amortized over their estimated useful lives.

PRO FORMA RESULTS (UNAUDITED)

    The following pro forma results assume the acquisition of the assets and business of In-Stock occurred as of the beginning of 1994 and the Deanco Acquisition occurred as of the beginning of 1994 and 1995. The IEI acquisition would not have materially changed pro forma reported sales or net income. The unaudited pro forma results have been prepared utilizing the historical financial statements of the Company and the acquired businesses before extraordinary item. The unaudited pro forma results give effect to certain adjustments, including amortization of acquired intangibles and goodwill, elimination of duplicate facilities and redundant salaries, interest expense and related tax effects.

                                                                           YEARS ENDED DECEMBER 31,
                                                                      ----------------------------------
                                                                            1994              1995
                                                                      ----------------  ----------------
                                                                        (UNAUDITED)       (UNAUDITED)
Net sales...........................................................  $    193,527,000  $    216,983,000
Net income..........................................................         2,499,000         4,377,000
Earnings per share..................................................              0.42              0.54

    The pro forma financial information does not purport to be indicative of the results of operations that would have occurred had the transactions actually taken place at the beginning of the periods presented.

NOTE 3.  IMPROVEMENTS AND EQUIPMENT
    Improvements and equipment at December 31 consist of the following:

                                                                                1994           1995
                                                                            -------------  -------------
Improvements..............................................................  $     293,000  $   2,084,000
Furniture, fixtures and equipment.........................................      1,431,000      2,597,000
                                                                            -------------  -------------
                                                                                1,724,000      4,681,000
Less accumulated depreciation and amortization............................        707,000      1,212,000
                                                                            -------------  -------------
                                                                            $   1,017,000  $   3,469,000
                                                                            -------------  -------------
                                                                            -------------  -------------

NOTE 4. REVOLVING LINE OF CREDIT, LONG-TERM DEBT, SUBORDINATED DEBT AND SUBSEQUENT EVENT
REVOLVING LINE OF CREDIT

    On December 20, 1995, the Company entered into a new credit agreement secured by all assets which expires December 31, 1999. The new credit arrangement is comprised of a revolving line of credit of $45,000,000 and a term loan facility of $30,000,000. The revolving line of credit allows advances of up to 85% of eligible receivables and 50% of eligible inventory, as defined. The revolving line of credit has several interest rate pricing features available and at December 31, 1995 $17,411,000 bears interest at the Eurodollar rate plus 2.25% (total of 8.06% at December 31, 1995) and $950,000 bears interest at 1% above the bank's prime rate (total of 9.5% at December 31, 1995). The Company intends to maintain borrowings of at least the amount outstanding at December 31, 1995 and the portion to be drawn on January 2, 1996 for an uninterrupted period extending beyond one year; therefore, the December 31, 1995 outstanding balance of $18,361,000 and $10,068,000 to be refinanced under the revolving line of credit is classified as long-term debt.

NOTE 4. REVOLVING LINE OF CREDIT, LONG-TERM DEBT, SUBORDINATED DEBT AND SUBSEQUENT EVENT (CONTINUED)
    The term loan has similar pricing options. The term loan requires no principal payments in 1996, $7,500,000 in 1997, $10,000,000 in 1998 and
$12,500,000 in 1999. The term loan agreement requires that all proceeds from any future equity or debt issuance be applied to repay the $30,000,000 term loan. The Company is required to pay the lender a quarterly unused line fee equal to 3/8%, quarterly, of the difference between the maximum commitments and the daily average outstanding borrowings for the prior quarter. The credit agreement contains various restrictive covenants which require the Company to meet certain financial conditions, including maintaining a minimum level of stockholders' equity, minimum profitability, fixed charge coverage and cash flow leverage ratios. In addition, the Company is restricted from the payment of cash dividends. The loan agreement allows the lender to terminate the commitments on 30 days' notice if there is a change in control of the Company (generally, the acquisition of more than 50% of the Company's capital stock).

    The following is a summary of borrowings under revolving lines of credit:

                                                          1993             1994              1995
                                                      -------------  ----------------  ----------------
Weighted average interest rate in effect at year
 end................................................          8.5%             10.0%              8.2%
Available borrowings at year end....................  $   533,000    $    5,452,000    $   18,261,000
Maximum outstanding borrowings during the year......      695,000        12,610,000        18,361,000
Weighted average interest rate for the borrowings
 outstanding during the year........................          8.5%              8.9%              9.3%

    The Company's revolving line of credit provides that up to $3,000,000 of the available line can be used for letters of credit. None were outstanding at year end.

SUBSEQUENT EVENT

    On January 2, 1996, the stock payment notes and subordinated promissory notes payable to former EDAC management and stockholders discussed below were repaid through the $30,000,000 term loan and a $10,068,000 advance from the revolving line of credit.

NOTE 4. REVOLVING LINE OF CREDIT, LONG-TERM DEBT, SUBORDINATED DEBT AND SUBSEQUENT EVENT (CONTINUED)
LONG-TERM DEBT

    Long-term debt at December 31 is as follows:

                                                                               1994            1995
                                                                           -------------  --------------
Revolving line of credit.................................................  $    --        $   18,361,000
Stock payment notes for Deanco Acquisition, interest at 4.79%, paid
 January 2, 1996.........................................................       --            34,106,000
Subordinated promissory notes payable to former EDAC management and
 stockholders, interest at 9%, paid January 2, 1996......................       --             5,962,000
Subordinated promissory notes payable to former stockholders of Deanco, unsecured, due in annual installments of $1,000,000 beginning in 1997 with a final payment of $982,000 on September 30, 1999, interest payable
 annually at 8%..........................................................       --             2,982,000
Unsecured subordinated note payable to a corporation, due on January 1,
 1996, interest payable annually at 8%, subordinated to all bank debt....       --               700,000
Other....................................................................       --               376,000
10% senior subordinated note payable to Barclay Financial Group, a related party, and unsecured. Interest expense was $479,000 and $118,000
 for 1994 and 1995, respectively.........................................      4,000,000        --
12% junior subordinated notes payable to stockholders and unsecured.
 Interest expense was $145,000 and $43,000 for 1994 and 1995,
 respectively............................................................      1,194,000        --
                                                                           -------------  --------------
                                                                               5,194,000      62,487,000
Less current maturities..................................................      1,600,000         835,000
                                                                           -------------  --------------
                                                                           $   3,594,000  $   61,652,000
                                                                           -------------  --------------
                                                                           -------------  --------------

        Aggregate maturities of long-term debt as of December 31, 1995, are as follows:

1996..................................................................  $   835,000
1997..................................................................    8,715,000
1998..................................................................   11,026,000
1999..................................................................   41,911,000
                                                                        -----------
                                                                        $62,487,000
                                                                        -----------
                                                                        -----------

NOTE 5.  ACCRUED EXPENSES
        Accrued expenses at December 31 consist of the following:

                                                                                1994           1995
                                                                            -------------  -------------
Compensation..............................................................  $   1,163,000  $   3,193,000
Rent and facilities costs.................................................         85,000        112,000
Interest..................................................................        273,000      1,040,000
Other.....................................................................        213,000      1,743,000
                                                                            -------------  -------------
                                                                            $   1,734,000  $   6,088,000
                                                                            -------------  -------------
                                                                            -------------  -------------

    The accrual for rent and facilities costs is net of sublease income of $255,000 and $60,000 at December 31, 1994 and 1995, respectively.

NOTE 6.  COMMITMENTS AND CONTINGENCIES
OPERATING LEASES

    The Company leases office and warehouse space under operating lease agreements with various terms and conditions, expiring in years ending 1995 through 2000, with rent escalations typically based on the Consumer Price Index.

    Future minimum lease payments under these leases, exclusive of lease payments on duplicate facilities which have been accrued, are as follows:

1996...................................................................  $1,475,000
1997...................................................................   1,440,000
1998...................................................................   1,415,000
1999...................................................................   1,250,000
2000...................................................................     760,000
Thereafter.............................................................   1,835,000
                                                                         ----------
                                                                         $8,175,000
                                                                         ----------
                                                                         ----------

    Total rent expense under operating leases, including rent for facilities leased on a month-to-month basis, was $846,000, $678,000 and $903,000 for 1993, 1994 and 1995, respectively.

CONTINGENT LIABILITIES

    There are no material legal proceedings pending, or to the knowledge of management, threatened against the Company.

NOTE 7.  SERVICE AND MANAGEMENT AGREEMENT
    The Company is party to a Service and Management Agreement dated December 18, 1990, as amended and modified. The Service and Management Agreement terminates on December 31, 1997; however, the term is automatically extended for additional two-year consecutive periods unless earlier terminated. Management fees payable under this and prior agreements were approximately $244,000 in 1993 and 1994 and $234,000 in 1995, including a $64,000 termination payment to a former party to this agreement.

NOTE 8.  INCOME TAXES
        Components of income tax expense are as follows:

                                                                  1993          1994           1995
                                                               -----------  -------------  -------------
Currently paid or payable:
  Federal....................................................  $    (8,000) $      60,000  $     745,000
  State......................................................        3,000         56,000        108,000
Deferred.....................................................      465,000      1,157,000      1,065,000
                                                               -----------  -------------  -------------
                                                               $   460,000  $   1,273,000  $   1,918,000
                                                               -----------  -------------  -------------
                                                               -----------  -------------  -------------

    The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income due to the following:

                                                         1993   1994   1995
                                                         ----   ----   ----
Computed "expected" statutory rate.....................  35%    35%    35%
Increase (decrease) in rate resulting from:
  Benefit of income taxed at lower rate................  (1)    (1)    (1)
  State income taxes, net of federal tax benefit.......   7      5      5
  Other................................................  (2)     1      1
                                                         ----   ----   ----
                                                         39%    40%    40%
                                                         ----   ----   ----
                                                         ----   ----   ----

        Net deferred taxes at December 31 consist of the following:

                                                                               1994            1995
                                                                          --------------  --------------
Deferred tax liabilities:
  Intangibles recorded at the purchase price for financial reporting
   purposes, not recognized in tax-free merger..........................  $    1,348,000  $     --
  Other.................................................................         337,000         314,000
                                                                          --------------  --------------
                                                                               1,685,000         314,000
                                                                          --------------  --------------
Deferred tax assets:
  Net operating loss carryforwards (NOLs)...............................       8,421,000       7,096,000
  Costs capitalized to inventory for tax purposes.......................         320,000         919,000
  Accrued expenses not deductible until paid............................         210,000       2,462,000
  Other.................................................................         244,000         890,000
                                                                          --------------  --------------
                                                                               9,195,000      11,367,000
  Less valuation allowance..............................................      (3,653,000)     (2,126,000)
                                                                          --------------  --------------
                                                                               5,542,000       9,241,000
                                                                          --------------  --------------
    Net.................................................................  $    3,857,000  $    8,927,000
                                                                          --------------  --------------
                                                                          --------------  --------------

        Net deferred tax assets described above have been included in the accompanying balance sheets as follows:

                                                                               1994            1995
                                                                          --------------  --------------
Current assets..........................................................  $    1,427,000  $    3,948,000
Noncurrent assets.......................................................       2,430,000       4,979,000
                                                                          --------------  --------------
                                                                          $    3,857,000  $    8,927,000
                                                                          --------------  --------------
                                                                          --------------  --------------

    As of December 31, 1995, the Company had acquired net operating loss carryforwards which have the following expiration dates:

EXPIRATION DATE                                                               FEDERAL       CALIFORNIA
- -------------------------------------------------------------------------  --------------  -------------
1997.....................................................................  $     --        $      76,000
1998.....................................................................        --              953,000
1999.....................................................................       2,242,000        290,000
2000.....................................................................         490,000       --
2005.....................................................................       2,000,000       --
2006.....................................................................       2,053,000       --
2007.....................................................................       9,700,000       --
2008.....................................................................       2,500,000       --
2009.....................................................................         580,000       --
                                                                           --------------  -------------
                                                                           $   19,565,000  $   1,319,000
                                                                           --------------  -------------
                                                                           --------------  -------------

    Section 382 of the Internal Revenue Code of 1986 and the related regulations and California law impose certain limitations on a corporation's ability to use net operating loss carryforwards if more than a 50% ownership change occurs. The Company's issuance of additional common stock in 1995, together with the Richey Brajdas Merger, constitutes a more than 50% ownership change. As a result, the usage of the NOLs are restricted to approximately $3,000,000 on an annual basis.

    The Company has been consistently profitable and generated taxable income before NOL carryforwards of approximately $6.4 million in 1995. Based on its current level of profitability, management believes that the Company will be able to fully utilize the NOLs prior to their expiration. However, consistent with prior practice, management has continued to maintain a valuation allowance to reduce the net deferred tax asset to the tax benefit expected to be realized during approximately the next four years. Management believes that it is "more likely than not" that the Company will be able to generate the approximately $26 million of future taxable income necessary to realize the recorded amount of the net deferred tax asset prior to the expiration of the NOLs. The amount of deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

NOTE 9.  EMPLOYEE BENEFIT PLANS
STOCK APPRECIATION RIGHTS PLAN

    On July 7, 1993, the Company adopted a Stock Appreciation Rights Plan. Each stock appreciation right (SAR) provides the recipient with the right to receive a cash payment equal to the excess, if any, of the fair market value of a share of the Company's common stock on the date the SAR is exercised over the fair market value on the date the SAR was granted, or such other value as determined by the Compensation Committee. The maximum number of rights that may be awarded under the plan may not exceed approximately 589,000. To date, no rights have been granted under this plan.

STOCK OPTION PLAN

    The Company has a stock option plan adopted in 1992. The options granted vest at a rate of 25% per year over a four-year period and expire ten years from the date of grant. The options are granted at fair market value at the date of grant.

                                                                                     1994       1995
                                                                                   ---------  ---------
Under option, beginning of year..................................................     --        226,737
  Granted........................................................................    226,737    266,334
  Terminated and canceled........................................................     --         --
  Exercised......................................................................     --         --
                                                                                   ---------  ---------
Under option, end of year........................................................    226,737    493,071
                                                                                   ---------  ---------
                                                                                   ---------  ---------
Options exercisable, end of year.................................................     --         45,642
Available for grant, end of year.................................................    362,197     95,863
Average prices of options:
  Granted during the year........................................................      $6.00      $6.63
  Under option, end of year......................................................       6.00       6.34

401(K) SAVINGS PLAN

    The Company has a defined contribution 401(k) savings plan covering substantially all its employees. The plan does not provide for the Company to match any contributions by participants, and no contributions were made by the Company during 1993, 1994 or 1995. As a result of the Deanco acquisition, the Company acquired Deanco's 401(k) profit sharing plan whereby Deanco had contributed 25% of each plan participant's covered contribution up to certain specified limits.

HEALTH INSURANCE TRUST

    The Company, through the Deanco Acquisition, has a health insurance trust which provides benefits to certain employees and their eligible dependents for medical and dental expenses. The trust is funded by the Company and employee contributions and reimburses covered claims directly from the trust's funds. The Company has purchased an insurance policy to provide coverage which pays benefits if an individual's claims exceed $50,000 and aggregate claims for a year exceed 150% of the annual expected claims, as computed by the insurance company. An estimate of the liability for the incurred but not reported claims is recorded in the financial statements.

NOTE 10.  QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                  FIRST QUARTER   SECOND QUARTER  THIRD QUARTER   FOURTH QUARTER
                                                  --------------  --------------  --------------  --------------
1995
Net sales.......................................  $   26,596,000   $ 28,305,000   $   28,803,000  $   33,353,000
Gross profit....................................       6,513,000      6,660,000        6,931,000       7,873,000
Net income......................................         680,000        909,000        1,070,000         209,000
Earnings per common share.......................            0.12           0.11             0.12            0.02

1994
Net sales.......................................      20,247,000     23,105,000       22,838,000      24,076,000
Gross profit....................................       4,855,000      5,562,000        5,793,000       5,880,000
Net income......................................         355,000        532,000          471,000         535,000
Earnings per common share.......................            0.06           0.09             0.08            0.09

1993
Net sales.......................................       8,088,000     19,721,000       18,927,000      18,259,000
Gross profit....................................       2,154,000      4,782,000        4,686,000       4,632,000
Net income......................................          85,000         93,000          288,000         241,000
Earnings per common share.......................            0.03           0.02             0.05            0.04

                                                     EXHIBIT B TO THE PROSPECTUS
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                   FORM 10-Q
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

/X/  QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(D) OF
   THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 29, 1996

Commission File Number: 0-9788

                             RICHEY ELECTRONICS, INC.
              (Exact name of registrant as specified in its charter)

                  DELAWARE                                      33-0594451
        (State or other jurisdiction               (I.R.S. Employer Identification No.)
      of incorporation or organization)

                7441 LINCOLN WAY, GARDEN GROVE, CALIFORNIA 92641
             (Address of Principal Executive Office)    (Zip Code)

                                 (714) 898-8288
              (Registrant's Telephone Number, including Area Code)

    Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes __X__ No ______

    As of May 8, 1996, 9,057,827 shares of the registrant's Common Stock, $0.001 par value, were issued and outstanding.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                        PART I -- FINANCIAL INFORMATION

ITEM 1.  FINANCIAL STATEMENTS

                            RICHEY ELECTRONICS, INC.
                            CONDENSED BALANCE SHEETS
                                  (UNAUDITED)

ASSETS

                                                                                   MARCH 29,        DECEMBER 31,
                                                                                      1996              1995
                                                                                ----------------  ----------------
CURRENT ASSETS
  Cash........................................................................  $         26,000  $        572,000
  Trade receivables...........................................................        29,322,000        25,622,000
  Inventories.................................................................        33,721,000        31,450,000
  Deferred income taxes.......................................................         3,948,000         3,948,000
  Other current assets........................................................         1,230,000         1,481,000
                                                                                ----------------  ----------------
    Total current assets......................................................  $     68,247,000  $     63,073,000
                                                                                ----------------  ----------------
LEASEHOLD IMPROVEMENTS, EQUIPMENT FURNITURE AND FIXTURES, net.................  $      3,612,000  $      3,469,000
                                                                                ----------------  ----------------
OTHER ASSETS AND INTANGIBLES
  Deferred income taxes.......................................................  $      4,794,000  $      4,979,000
  Deferred debt costs.........................................................         2,844,000           500,000
  Other.......................................................................           624,000           661,000
  Goodwill....................................................................        47,978,000        46,259,000
                                                                                ----------------  ----------------
                                                                                $     56,240,000  $     52,399,000
                                                                                ----------------  ----------------
                                                                                $    128,099,000  $    118,941,000
                                                                                ----------------  ----------------
                                                                                ----------------  ----------------


LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
  Current maturities of long-term debt........................................  $        136,000  $        835,000
  Accounts payable............................................................        20,453,000        18,250,000
  Accrued expenses............................................................         4,629,000         6,088,000
  Accrued restructuring costs.................................................         3,312,000         3,824,000
                                                                                ----------------  ----------------
    Total current liabilities.................................................  $     28,530,000  $     28,997,000
                                                                                ----------------  ----------------
ACCRUED RESTRUCTURING COSTS...................................................  $        900,000  $        900,000
                                                                                ----------------  ----------------
LONG-TERM DEBT
  Subordinated notes payable..................................................  $      2,982,000  $      2,982,000
  Convertible subordinated notes payable......................................        55,755,000         --
  Other long-term debt........................................................        11,377,000        58,670,000
                                                                                ----------------  ----------------
                                                                                $     70,114,000  $     61,652,000
                                                                                ----------------  ----------------
STOCKHOLDERS' EQUITY
  Preferred stock.............................................................         --                --
  Common stock................................................................             9,000             9,000
  Additional paid-in-capital..................................................        20,997,000        20,976,000
  Retained earnings...........................................................         7,549,000         6,407,000
                                                                                ----------------  ----------------
    Total stockholders' equity................................................  $     28,555,000  $     27,392,000
                                                                                ----------------  ----------------
                                                                                $    128,099,000  $    118,941,000
                                                                                ----------------  ----------------
                                                                                ----------------  ----------------

                  SEE NOTES TO CONDENSED FINANCIAL STATEMENTS

                            RICHEY ELECTRONICS, INC.
                       CONDENSED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

                                                                                           QUARTER ENDED
                                                                                   ------------------------------
                                                                                   MARCH 29, 1996  MARCH 31, 1995
                                                                                   --------------  --------------
Net Sales:.......................................................................  $   58,384,000  $   26,596,000
Cost of Goods Sold:..............................................................      44,071,000      20,083,000
                                                                                   --------------  --------------
Gross Profit:....................................................................  $   14,313,000  $    6,513,000
                                                                                   --------------  --------------
Operating expenses:
  Selling, warehouse, general, and administrative................................  $   10,780,000  $    4,842,000
  Amortization of intangibles....................................................         337,000         113,000
                                                                                   --------------  --------------
                                                                                   $   11,117,000  $    4,955,000
                                                                                   --------------  --------------
  Operating income...............................................................  $    3,196,000  $    1,558,000
Interest Expense.................................................................       1,292,000         422,000
                                                                                   --------------  --------------
  Income before income taxes.....................................................  $    1,904,000  $    1,136,000
Federal and state income taxes...................................................         762,000         456,000
                                                                                   --------------  --------------
  Net income.....................................................................  $    1,142,000  $      680,000
                                                                                   --------------  --------------
                                                                                   --------------  --------------
  Earnings per Share
    Primary......................................................................  $         0.13  $         0.12
                                                                                   --------------  --------------
                                                                                   --------------  --------------
    Fully Diluted................................................................  $         0.13  $         0.12
                                                                                   --------------  --------------
                                                                                   --------------  --------------
  Weighted Average number of shares outstanding:
    Primary......................................................................       9,057,000       5,889,000
                                                                                   --------------  --------------
                                                                                   --------------  --------------
    Fully diluted................................................................      10,406,000       5,889,000
                                                                                   --------------  --------------
                                                                                   --------------  --------------

                  SEE NOTES TO CONDENSED FINANCIAL STATEMENTS

                            RICHEY ELECTRONICS, INC.
                       CONDENSED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                                                            QUARTER ENDED
                                                                                   -------------------------------
                                                                                      MARCH 29,       MARCH 31,
                                                                                        1996             1995
                                                                                   ---------------  --------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income.......................................................................  $     1,142,000  $      680,000
Adjustments to reconcile net income to net cash (used in) operating activities:
  Depreciation and amortization..................................................          673,000         200,000
  Deferred income taxes..........................................................          185,000         456,000
  Changes in operating assets and liabilities:
    (Increase) in trade receivables..............................................       (2,305,000)     (2,091,000)
    (Increase) in inventories....................................................       (1,493,000)     (1,304,000)
    (Increase) decrease in other assets..........................................          250,000         (44,000)
    (Decrease) in accounts payable and accrued expenses..........................         (544,000)     (1,005,000)
                                                                                   ---------------  --------------
      Net cash (used in) operating activities....................................  $    (2,092,000) $   (3,108,000)
                                                                                   ---------------  --------------
CASH FLOWS (USED IN) INVESTING ACTIVITIES
  Purchase of leasehold improvements and equipment...............................  $      (368,000) $     (202,000)
  Payment of acquisition and restructuring costs.................................       (3,470,000)        (23,000)
                                                                                   ---------------  --------------
      Net cash (used in) investing activities....................................  $    (3,838,000) $     (225,000)
                                                                                   ---------------  --------------
CASH FLOWS FROM FINANCING ACTIVITIES
  Net advances on short-term revolving line of credit............................        --         $    5,021,000
  Payments on long-term revolving line of credit.................................  $    (7,181,000)       --
  Payments on long-term debt.....................................................      (40,811,000)     (1,600,000)
  Proceeds from issuance of convertible debt.....................................       55,755,000        --
  Transaction costs associated with refinancing activities.......................       (2,400,000)        (88,000)
  Proceeds from stock issued for options.........................................           21,000        --
                                                                                   ---------------  --------------
      Net cash provided by financing activities..................................  $     5,384,000  $    3,333,000
                                                                                   ---------------  --------------
      Decrease in cash...........................................................  $      (546,000) $            0
CASH
  Beginning......................................................................  $       572,000  $        9,000
                                                                                   ---------------  --------------
  Ending.........................................................................  $        26,000  $        9,000
                                                                                   ---------------  --------------
                                                                                   ---------------  --------------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash payments for:
  Interest.......................................................................  $     1,116,000  $      539,000
                                                                                   ---------------  --------------
                                                                                   ---------------  --------------
  Income taxes...................................................................  $        10,000  $       57,000
                                                                                   ---------------  --------------
                                                                                   ---------------  --------------
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES
Acquisition of MS Electronics:
  Working capital acquired.......................................................  $       888,000
  Fair market value of other assets acquired including goodwill..................        2,073,000
                                                                                   ---------------
  Purchase price and related transaction costs...................................  $     2,961,000
                                                                                   ---------------
                                                                                   ---------------

                  SEE NOTES TO CONDENSED FINANCIAL STATEMENTS

                            RICHEY ELECTRONICS, INC.
                  CONDENSED STATEMENT OF STOCKHOLDERS' EQUITY
                          QUARTER ENDED MARCH 29, 1996
                                  (UNAUDITED)

                                                          COMMON STOCK
                                            ----------------------------------------
                                                                        ADDITIONAL
                                PREFERRED     SHARES                     PAID-IN        RETAINED
                                  STOCK     OUTSTANDING   PAR VALUE      CAPITAL        EARNINGS         TOTAL
                               -----------  -----------  -----------  --------------  -------------  --------------
Balance, December 31, 1995...      --         9,054,000   $   9,000   $   20,976,000  $   6,407,000  $   27,392,000
  Stock issued for options...      --             4,000      --               21,000       --                21,000
  Net income.................      --           --           --             --            1,142,000       1,142,000
                                    -----   -----------  -----------  --------------  -------------  --------------
Balance, March 29, 1996......      --         9,058,000   $   9,000   $   20,997,000  $   7,549,000  $   28,555,000
                                    -----   -----------  -----------  --------------  -------------  --------------
                                    -----   -----------  -----------  --------------  -------------  --------------

                  SEE NOTES TO CONDENSED FINANCIAL STATEMENTS

                            RICHEY ELECTRONICS, INC.
                    NOTES TO CONDENSED FINANCIAL STATEMENTS
                                  (UNAUDITED)

NOTE 1.  NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

    Richey Electronics, Inc. is a multi-regional, specialty distributor of electronic components and a provider of value-added assembly services. The Company distributes a broad line of connectors, switches, wire, cable and heat shrinkable tubing and other interconnect, electromechanical and passive components used in the assembly and manufacturing of electronic equipment.
Richey Electronics also provides a wide variety of value-added assembly services. These value-added assembly services consist of (i) component assembly, which is the assembly of components to manufacturer specifications and (ii) contract assembly, which is the assembly of cable assemblies, battery packs and mechanical assemblies to customer specifications. The Company's customers are primarily small- and medium-sized original equipment manufacturers.

SIGNIFICANT ACCOUNTING POLICIES

    The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In management's opinion, the accompanying financial statements reflect all material adjustments, consisting of only normal and recurring adjustments, necessary for a fair statement of the results for the interim periods presented. The results for the interim periods ended March 29, 1996 and March 31, 1995 are not necessarily indicative of the results which will be reported for the entire year.

    The weighted average number of shares used for computing fully diluted earnings per share assumes that the 7% Convertible Subordinated Notes due 2006 (the "Notes") which were sold by the Company in the first quarter of 1996 through a private offering (the "Note Offering") are converted at $14.125 per share on the date they were issued. The Notes are not common stock equivalents and, therefore, are not considered in determining the primary weighted average number of shares. Net income used in computing fully diluted earnings per share is increased for the interest expense, net of tax, associated with the Notes.

    Income tax expense in these interim financial statements is recorded based upon the Company's expected annual effective income tax rate.

    For further information, refer to the audited financial statements of the Company and notes thereto for the year ended December 31, 1995, included in the Company's Annual Report on Form 10-K.

NOTE 2.  BUSINESS COMBINATIONS

INLAND EMPIRE INTERCONNECTS

    On August 16, 1995, the Company completed the purchase (the "IEI Acquisition") of the assets and business of Inland Empire Interconnects ("IEI"), an Ontario, California cable assembly company specializing in molded interconnect products. The IEI Acquisition was accounted for as a purchase. The results of operations of IEI subsequent to the date of the IEI Acquisition are included in the Company's financial statements.

EDAC AND SUBSIDIARY (DEANCO ACQUISITION)

    On December 20, 1995, the Company completed the purchase (the "Deanco Acquisition") of all the issued and outstanding capital stock of Electrical Distribution Acquisition Company ("EDAC")

                            RICHEY ELECTRONICS, INC.
             NOTES TO CONDENSED FINANCIAL STATEMENTS -- (CONTINUED)
                                  (UNAUDITED)
and its wholly owned subsidiary, Deanco, Inc. ("Deanco"). The Deanco Acquisition was accounted for as a purchase. The results of operations of Deanco subsequent to the date of the Deanco Acquisition are included in the Company's financial statements.

    In connection with the Deanco Acquisition, the Company is consolidating facilities and eliminating redundant administrative costs. As part of the consolidation, the Company will close certain of its own facilities and incur other integration costs. During the fourth quarter of 1995, the Company recognized a restructuring charge of $1,450,000. During the quarter ended March 29, 1996, $577,000 of these restructuring costs were paid ($240,000 for the computer conversion, $10,000 for severance costs and $327,000 for other items). No adjustments were made to the original estimates of this restructuring charge.

    Also in connection with the Deanco Acquisition, the Company accrued restructuring costs of $3,100,000 relating to the consolidation of Deanco's operations into the Company. Those costs were recorded as a purchase accounting adjustment, resulting in an increase in goodwill in the preliminary purchase price allocation. The preliminary allocation of the Deanco purchase price is expected to be finalized within the next nine months once the integration plan is completed. No adjustments were made to the original estimates of these restructuring costs. At March 29, 1996, only a nominal amount of these costs have been paid. The Company expects the remaining costs to be paid out over the next 9 months as the integration is completed, except for those related to longer term facility leases of $600,000.

    The Company merged EDAC into the Company in January 1996 and has made applications with the applicable state authorities to merge Deanco into the Company as soon as practical.

MS ELECTRONICS

    On March 19, 1996, the Company completed the acquisition (the "MS Acquisition") of the assets and business of MS Electronics, Inc. ("MS Electronics"). MS Electronics specializes in the distribution of interconnect, electromechanical and passive electronic components and provides value-added assembly services in the Baltimore\Washington marketplace. The MS Acquisition was accounted for as a purchase. The purchase price and related transaction costs, including the assumption of MS Electronics' debt of $525,000, were approximately $2,961,000 and were paid in cash. The preliminary allocation of the purchase price is as follows: $2,231,000 to estimated fair value of tangible assets acquired, $1,288,000 to liabilities assumed and $2,018,000 to cost in excess of net assets of business acquired (goodwill to be amortized over 15 years). The results of operations of MS Electronics subsequent to the date of the MS Acquisition are included in the Company's financial statements.

PRO FORMA FINANCIAL INFORMATION

    The following pro forma results of continuing operations assume that the Deanco Acquisition (which occurred on December 20, 1995) had occurred on January 1, 1995, after giving effect to certain adjustments including amortization of acquired intangibles and goodwill, elimination of duplicate facilities and redundant salaries, interest expense and related tax effects.

                                                                      QUARTER ENDED
                                                                      MARCH 31, 1995
                                                                      --------------
Net sales...........................................................   $ 53,290,000
Net income..........................................................   $    994,000
Earnings per share..................................................   $       0.17
Weighted average number of shares outstanding.......................      5,889,000

                            RICHEY ELECTRONICS, INC.
             NOTES TO CONDENSED FINANCIAL STATEMENTS -- (CONTINUED)
                                  (UNAUDITED)

    The IEI and MS Electronics acquisitions would not have materially changed pro forma net sales or net income. This pro forma financial information does not purport to be indicative of the results of operations that would have occurred had the Deanco Acquisition actually taken place at the beginning of 1995.

NOTE 3. PUBLIC COMMON STOCK OFFERING, PRIVATE CONVERTIBLE DEBT OFFERING AND NET OPERATING LOSS CARRYFORWARDS

PUBLIC COMMON STOCK OFFERING

    In the second quarter of 1995, the Company issued 3,165,000 shares of its common stock in a secondary offering. The net proceeds to the Company from that offering were approximately $15,700,000. The Company used the net proceeds to reduce the Company's existing indebtedness.

PRIVATE CONVERTIBLE DEBT OFFERING

    In the first quarter of 1996, the Company sold through the Note Offering $55,755,000 aggregate principal amount of its 7% Convertible Subordinated Notes due 2006. The Notes are convertible into the Company's common stock at a conversion price of $14.125 per share (subject to adjustment). The Company has filed a shelf registration statement with the Securities and Exchange Commission to register resales of the Notes and the common stock issuable upon conversion. The net proceeds from the Note Offering were approximately $53,800,000 and were used to repay the Company's $30,000,000 term loan and to pay down its revolving line of credit.

NET OPERATING LOSS CARRYFORWARDS

    As of December 31, 1995, the Company had net operating loss carryforwards ("NOLs") with the following expiration dates:

EXPIRATION DATE                                                     FEDERAL       CALIFORNIA
- ---------------------------------------------------------------  --------------  -------------
   1997........................................................  $     --        $      76,000
   1998........................................................        --              953,000
   1999........................................................       2,242,000        290,000
   2000........................................................         490,000       --
   2005........................................................       2,000,000       --
   2006........................................................       2,053,000       --
   2007........................................................       9,700,000       --
   2008........................................................       2,500,000       --
   2009........................................................         580,000       --
                                                                 --------------  -------------
                                                                 $   19,565,000  $   1,319,000
                                                                 --------------  -------------
                                                                 --------------  -------------

    Section 382 of the Internal Revenue Code of 1986, as amended and the related regulations and California law impose certain limitations on a corporation's ability to use NOLs if more than a 50% ownership change occurs. The Company's issuance of additional common stock in 1995, together with the 1993 merger of RicheyImpact Electronics, Inc. and Brajdas Corporation (the "Richey-Brajdas Merger"), constitutes a more than 50% ownership change. As a result, the usage of the NOLs are restricted to approximately $3,000,000 on an annual basis.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

                            SUMMARY OF SELECTED DATA
                                  (UNAUDITED)

    The following table sets forth certain items in the statements of operations as a percent of net sales for periods shown and additional items of a statistical nature.

                                                                                         QUARTER ENDED
                                                                                   --------------------------
                                                                                    MARCH 29,     MARCH 31,
                                                                                       1996          1995
                                                                                   ------------  ------------
STATEMENTS OF OPERATIONS DATA:
Net Sales........................................................................       100.0%        100.0%
Cost of Goods Sold...............................................................        75.5          75.5
                                                                                        -----         -----
  Gross Profit...................................................................        24.5          24.5
                                                                                        -----         -----
Selling, warehouse, general & administrative.....................................        18.5          18.2
Amortization of intangibles......................................................         0.6           0.4
                                                                                        -----         -----
  Operating Income...............................................................         5.5           5.9
Interest Expense.................................................................         2.2           1.6
                                                                                        -----         -----
  Income before income taxes.....................................................         3.3           4.3
Federal and state income taxes...................................................         1.3           1.7
                                                                                        -----         -----
Net Income.......................................................................         2.0%          2.6%
                                                                                        -----         -----
                                                                                        -----         -----

                                             MARCH 29,    DEC. 31,    SEPT. 29,  JUNE 30,   MAR. 31,
                                               1996         1995        1995       1995       1995
                                            -----------  -----------  ---------  ---------  ---------
BALANCE SHEET DATA:
Total assets (000)........................  $   128,099  $   118,941  $  42,332  $  40,810  $  38,083
Working capital (000).....................  $    39,717  $    34,076  $  19,996  $  19,828  $   6,471
Ratio of current assets to current
 liabilities..............................          2.4          2.2        2.3        2.3        1.3
Short-term debt (000).....................  $       136  $       835  $   3,131  $   3,212  $  13,864
Subordinated notes payable (000)..........  $     2,982  $     2,982  $       0  $       0  $   3,594
Convertible subordinated notes payable
 (000)....................................  $    55,755  $         0  $       0  $       0  $       0
Other long-term debt (000)................  $    11,377  $    58,670  $       0  $       0  $       0
Inventory turnover........................          5.2          5.0        5.0        5.2        5.0
Days sales outstanding in accounts
 receivable...............................         45.7         41.8       45.0       42.1       45.4
Stockholders' equity......................  $    28,555  $    27,392  $  27,183  $  26,122  $   9,465

RESULTS OF OPERATIONS

    Net income for the first quarter of 1996 was $1,142,000 compared with net income of $680,000 for the first quarter of 1995, an increase of $462,000 or 68%. For the first quarter of 1996, earnings per share increased to $0.13 based on fully diluted weighted average number of shares outstanding of 10,406,000, up from $0.12 per share, for the first quarter of 1995, based on weighted average number of shares outstanding of 5,889,000.

    Net sales for the quarter ended March 29, 1996 rose to $58,384,000 from $26,596,000 for the quarter ended March 31, 1995, an increase of 120%. Management estimates that approximately 82% of this increase was due to the Deanco Acquisition and the balance was due to internal growth. Net sales of electronic components increased to $42,650,000 in the first quarter of 1996 from $19,193,000 in the first quarter of 1995, an increase of 122%. Net sales of value-added assembly services increased to $15,734,000 for the quarter ended March 29, 1996 from $7,403,000 for the corresponding period of 1995, an increase of 112%. Component and value-added sales increased as a result of (i) acquisitions, (ii) the general strength in the electronic component marketplace, as exhibited by an increased demand for all types of component products and
(iii) an  increase in  product  offerings due  to  new franchises  and  expanded geographic coverage of existing franchises. Pro forma for the Deanco Acquisition, net sales for the first quarter of 1995 would have been $53,290,000 compared with net sales of $58,384,000 for the first quarter of 1996, an increase of $5,094,000 or 10%.

    The Company believes that order backlog (confirmed orders from customers for shipment within the next 12 months) generally averages two to three months' sales in the electronics distribution industry. Order backlog at March 29, 1996 was $53,300,000, up from $25,750,000 at March 31, 1995 and from $53,000,000 at
December 31, 1995.

    Gross profit margin for the first quarter of 1996 rose 0.9% from margins achieved in the fourth quarter of 1995 as the Company completed the operational integration of IEI. Gross profit margin was 24.5% for the first quarter of 1996, identical to the first quarter of 1995. Gross margins for the first quarter of 1996 improved for both component distribution and value-added services over the fourth quarter of 1995 and, in combination with the net effect of the Deanco Acquisition, were similar to those achieved for the first quarter of 1995.

    Operating expenses for the quarter ended March 29, 1996 increased to $11,117,000 from $4,955,000 for the corresponding period in 1995 due primarily to acquisitions. As a percentage of net sales, operating expenses increased 0.5% for the quarter ended March 29, 1996 compared to the same period in 1995. This increase in expenses as a percentage of sales was primarily due to the fact that Deanco's expenses as a percentage of sales were historically higher than those of the Company and during the first quarter of 1996 the Company realized only a small amount of the anticipated costs savings from the ongoing integration of Deanco into the Company.

    Interest expense for the first quarter of 1996 was $1,292,000 as compared with $422,000 for the first quarter of 1995. The increase in interest expense for the first quarter of 1996 was primarily due to the Company's financing activities relating to acquisitions.

    Federal and state income tax expense increased to $762,000 (40% effective rate) for the quarter ended March 29, 1996 from $456,000 (40% effective rate) for the corresponding period of 1995. This increase was proportional to the increase in pre-tax earnings for the quarter. See Note 3 of Notes to Condensed Financial Statements for further discussion of income tax matters.

LIQUIDITY AND CAPITAL RESOURCES

    In the first quarter of 1996, the Company sold through a private offering $55,755,000 aggregate principal amount of its 7% Convertible Subordinated Notes due 2006. The net proceeds from the Note Offering were approximately $53,800,000 and were used to repay the Company's $30,000,000 term loan and to pay down its revolving line of credit. See Note 3 of Notes to Condensed Financial Statements.

    The Company currently maintains with First Interstate Bank of California ("FICAL") a $45 million revolving line of credit. As of March 29, 1996, the Company had outstanding borrowings under the FICAL revolving line of credit of $11,180,000 and additional borrowing capacity of $29,700,000.

    Working capital increased to $39,717,000 on March 31, 1996 from $34,076,000 on December 31, 1995, an increase of $5,641,000. During the first quarter of 1996, the Company generated $3,869,000 of earnings before interest, income taxes, depreciation and amortization ("EBITDA") as compared to EBITDA of $1,758,000 for the first quarter of 1995, an increase of 120%.

    The Company generated $2,250,000 in cash in the first quarter of 1996 from net income, depreciation, amortization, deferred income taxes and decreases in other assets. During the same period, the Company invested $2,305,000 in accounts receivable and $1,493,000 in inventories and paid down $544,000 in accounts payable and accrued expenses. Thus, the Company used net cash of $2,092,000 to fund operating activities in the first quarter of 1996 compared to $3,108,000 used to fund operating activities for the same period of 1995. The Company used an additional $3,838,000 of cash for investing activities, including $368,000 for capital expenditures and $3,470,000 for acquisition and restructuring costs relating primarily to the MS Acquisition and payment of restructuring costs accrued in connection with the Deanco Acquisition. See Note 2 of Notes to Condensed Financial Statements. This use of cash was financed by borrowings.

    For the quarter ended March 29, 1996, inventory turnover increased to 5.2x compared to 5.0x for the quarter ended December 31, 1995. This increase was primarily due to the acquisition of the Deanco inventory which historically had a higher turnover rate than that of the Company. Management expects inventory turnover to be at slightly slower rates for the balance of 1996 as the Company rebalances the inventory mix of the combined companies.

    Days sales outstanding were 45.7 days at March 29, 1996 compared to 41.8 days at December 31, 1995. This increase in the number of days outstanding is due to the fact that Deanco's days outstanding were historically higher than those of the Company. Management expects to be able, over the long term, to improve the number of days outstanding to those historically experienced by the Company.

    The Company does not anticipate that the adoption of any of the recently issued FASB statements will have a material impact on the Company's financial statements.

                          PART II -- OTHER INFORMATION

ITEM 1.  LEGAL PROCEEDINGS.

    None.

ITEM 2.  CHANGES IN SECURITIES.

    None.

ITEM 3.  DEFAULTS UPON SENIOR SECURITIES.

    None.

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

    None.

ITEM 5.  OTHER INFORMATION.

    None.

ITEM 6.  EXHIBITS AND REPORTS ON FORM 8-K.

    (a)  Exhibits required by Item 601 of Regulation S-K.

      2.1  Stock  Purchase  Agreement, dated  November 15,  1995, among  Richey Electronics,
           Inc., Deanco, Inc., Electrical  Distribution Acquisition Company  and all of  the
           stockholders  of  Electrical  Distribution Acquisition  Company  (Incorporated by
           reference from the Current Report on Form 8-K for Richey Electronics, Inc.  dated
           December 20, 1995, filed January 3, 1996 as exhibit 2.1 thereof).

      2.2  First  Amendment  to Stock  Purchase Agreement  and  Instrument of  Joinder dated
           December 20,  1995  among  Richey Electronics,  Inc.,  Deanco,  Inc.,  Electrical
           Distribution  Acquisition  Company  and  all of  the  stockholders  of Electrical
           Distribution Acquisition  Company (Incorporated  by  reference from  the  Current
           Report  on Form 8-K for  Richey Electronics, Inc. dated  December 20, 1995, filed
           January 3, 1996 as exhibit 2.2 thereof).

      2.3  Sales  Tax  Indemnification  Agreement  dated  December  20,  1995  among  Richey
           Electronics,  Inc. and  the stockholders  of Electrical  Distribution Acquisition
           Company identified therein (Incorporated by reference from the Current Report  on
           Form  8-K for Richey Electronics, Inc. dated  December 20, 1995, filed January 3,
           1996 as exhibit 2.3 thereof).

      3.1  Restated Certificate of Incorporation  of Richey Electronics, Inc.  (Incorporated
           by  reference from the Registration Statement on Form S-1, filed January 7, 1994,
           Registration No. 33-73916 as exhibit 3.1 thereof).

      3.2  Bylaws  of  Richey  Electronics,  Inc.   (Incorporated  by  reference  from   the
           Registration  Statement  on Form  S-1, filed  January  7, 1994,  Registration No.
           33-73916 as exhibit 3.2 thereof).

      4.1  Indenture between  Richey  Electronics,  Inc.  and  First  Trust  of  California,
           National  Association, dated as  of February 15,  1996 (Incorporated by reference from the Annual Report on Form 10-K for Richey Electronics, Inc. filed March  26,
           1996 as exhibit 4.1 thereof).

     10.1  Employment  Agreement between Charles W. Mann  and Richey Electronics, Inc. dated as of April 1, 1995 (Incorporated by reference from the Registration Statement on
           Form S-2,  filed April  26, 1996,  Registration No.  333-02983 as  exhibit  10.35 thereof).

     11.1  Statement regarding computation of per share earnings

      27   Financial Data Schedule

    (b)  Reports on Form 8-K.

           Current Report on Form 8-K/A dated January 31, 1996 (containing Audited Financial
           Statements  of  Deanco, Inc.  and  Consolidated Audited  Financial  Statements of
           Electrical Distribution Acquisition Company)

           Current Report  on  Form 8-K  dated  February 27,  1996  (reporting on  the  Note
           Offering).

           Current  Report on Form 8-K dated March  22, 1996 (reporting on completion of the
           Note Offering).

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                         RICHEY ELECTRONICS, INC.
                                               (Registrant)

                                          By _______/s/_Richard N. Berger_______
                                             Richard N. Berger
                                             Vice President,
                                             Chief Financial Officer
                                             and Secretary

May 15, 1996

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

    NO DEALER, SALESMAN OR OTHER PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY OF THE NOTES OR CONVERSION SHARES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS


                                                   PAGE
                                                 ---------
Available Information..........................          2
Incorporation of Certain Information by
 Reference.....................................          2
Risk Factors...................................          4
Use of Proceeds................................          9
Ratio of Earnings to Fixed Charges.............          9
Description of Notes...........................          9
Description of Capital Stock...................         21
Selling Securityholders........................         22
Plan of Distribution...........................         23
Certain United States Federal Income Tax
 Considerations................................         24
Legal Matters..................................         29
Experts........................................         29


                                     [LOGO]

                        $55,755,000 PRINCIPAL AMOUNT OF
                          7% CONVERTIBLE SUBORDINATED
                                 NOTES DUE 2006

                              3,947,256 SHARES OF
                                  COMMON STOCK

                             ---------------------

                                   PROSPECTUS

                             ---------------------


                                 JUNE   , 1996


- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth all expenses, other than underwriting discounts and commissions, payable by the Company in connection with the sale of the Notes and the Conversion Shares being registered. All amounts are estimates except the registration fee.


Commission registration fee...................................  $ 19,225.86
NASD Listing Fee..............................................    17,500.00
Printing and engraving expenses...............................     4,000.00
Legal fees and expenses.......................................    50,000.00
Trustee's fees (including counsel fees).......................     1,000.00
Accounting fees and expenses..................................    10,000.00
Miscellaneous.................................................     8,000.00
                                                                -----------
    Total.....................................................  $109,725.86
                                                                -----------
                                                                -----------


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Subsection (a) of Section 145 of the General Corporation Law of the State of Delaware (the "DGCL") empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

    Subsection (b) of Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

    Section 145 further provides that to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith; that indemnification provided for by
Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; that indemnification provided for by Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such persons' heirs, executors and administrators; and empowers the corporation to purchase and maintain insurance on behalf of any
director,  officer,  employee   or  agent   of  the   corporation  against   any
liability asserted against him and incurred by him in any of the above capacities, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under Section 145.

    The Company currently maintains directors and officers insurance.

    Section 102(b)(7) of DGCL provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

    The Company's Restated Certificate of Incorporation includes a provision eliminating director liability to the fullest extent permissible under Delaware Law, as such law currently exists or as it may be amended in the future.

ITEM 16.  EXHIBITS


      1.1  Purchase Agreement among Richey Electronics, Inc. and Jefferies & Company, Inc.
            and Cruttenden Roth Incorporated dated as of February 21, 1996.+
      2.1  Stock Purchase Agreement, dated November 15, 1995, among Richey Electronics,
            Inc., Deanco, Inc., Electrical Distribution Acquisition Company and certain of the stockholders of Electrical Distribution Acquisition Company. *5* (2.1)
      2.2  First Amendment to Stock Purchase Agreement and Instrument of Joinder dated
            December 20, 1995 among Richey Electronics, Inc., Deanco, Inc., Electrical
            Distribution Acquisition Company and all of the stockholders of Electrical
            Distribution Acquisition Company. *5* (2.2)
      2.3  Sales Tax Indemnification Agreement dated December 20, 1995 among Richey
            Electronics, Inc. and the stockholders of Electrical Distribution Acquisition
            Company identified therein. *5* (2.3)
      4.1  Indenture among Richey Electronics, Inc. and First Trust of California, National
            Association, dated as of February 15, 1996. *1*(4.1)
      4.2  Registration Rights Agreement among Richey Electronics, Inc. and Jefferies &
            Company, Inc. and Cruttenden Roth Incorporated, dated as of February 26, 1996.+
      5.1  Opinion of Dewey Ballantine.+
     10.1  Indemnification Agreement among Barclay and Company, Inc., Brajdas Corporation,
            Donald I. Zimmerman and certain former shareholders of RicheyImpact
            Electronics, Inc. identified therein dated as of April 5, 1993. *3* (E)
     10.2  Letter re Amendment to Indemnification Agreement by Barclay and Company, Inc.
            and Donald I. Zimmerman, and agreed to by BRJS Investment Holding Corp.,
            Brajdas Corporation and the other persons and entities identified therein dated
            April 23, 1993. *2* (10.3)
     10.3  Registration Rights Agreement between Brajdas Corporation and BRJS Investment
            Holding Corp. dated April 2, 1993. *3* (10.4)
     10.4  Amended and Restated Loan and Security Agreement dated as of April 7, 1993 between Sanwa Business Credit Corporation and Brajdas Corporation. *2* (10.15)
     10.5  Employment Agreement between William C. Cacciatore and Brajdas Corporation dated as of April 1, 1993. *2* (10.18)

     10.6  Addendum to Employment Agreement (William C. Cacciatore) dated as of February
            21, 1995. *9* (10.37)
     10.7  Employment Agreement between C. Don Alverson and Brajdas Corporation dated as of
            April 1, 1993. *2* (10.17)
     10.8  Addendum to Employment Agreement (C. Don Alverson) dated as of February 21,
            1995. *9* (10.38)
     10.9  Employment Agreement between Richard N. Berger and Brajdas Corporation dated as of April 1, 1993. *2* (10.20)
    10.10  Addendum to Employment Agreement (Richard N. Berger) dated as of February 21,
            1995. *9* (10.39)
    10.11  Employment Agreement between Norbert W. St. John and Brajdas Corporation dated as of April 1, 1993. *2* (10.19)
    10.12  Addendum to Employment Agreement (Norbert W. St. John) dated as of February 21,
            1995. *9* (10.40)
    10.13  Brajdas Corporation Bonus Plan. *2* (10.21)
    10.14  Service and Management Agreement dated December 18, 1990 by and among
            RicheyImpact Electronics, Inc., Palisades Associates, Inc. and Saunders Capital
            Group, Inc. *4* (10.2)
    10.15  Agreement to Assume and Amend the Service and Management Agreement among Brajdas
            Corporation, Palisades Associates, Inc. and Saunders Capital Group, Inc. dated as of April 6, 1993. *4* (10.3)
    10.16  1993 Stock Appreciation Rights Plan. *6* (A)
    10.17  Modification Agreement among the Company, Palisades Associates, Inc. and
            Saunders Capital Group, Inc. dated as of January 2, 1995. *9* (10.26)
    10.18  Assumption and Amendment Agreement to Loan and Security Agreement dated as of
            December 31, 1993 by and between Sanwa Business Credit Corporation and Richey
            Electronics, Inc. *8* (10.31)
    10.19  Second Amendment to Amended and Restated Loan and Security Agreement dated as of
            March 29, 1994 by and between Sanwa Business Credit Corporation and Richey
            Electronics, Inc. *8* (10.32)
    10.20  First Amendment to Stockholders Agreement dated December 14, 1994 among the
            Company and the individuals and entities listed on Schedule I to the
            Stockholders Agreement. *9* (10.31)
    10.21  Lease between Principal Mutual Life Insurance Company and Richey Electronics,
            Inc. for lease of premises at 7441 Lincoln Way, Garden Grove, California. *9*
            (10.32)
    10.22  Lease between M&M Enterprises, a California General Partnership and Richey
            Electronics, Inc. for lease of premises at 10871 La Tuna Canyon Road, Sun
            Valley, California. *9* (10.33)
    10.23  Lease between Anchor Group, Inc. and Richey Electronics, Inc. for lease of premises at 11 Walkup Drive, Westborough, Massachusetts. *9* (10.34)
    10.24  Lease between Hownat Trust and Deanco, Inc. for lease of premises at 87 Concord
            Street, North Reading, Massachusetts, Boston Massachusetts. *1* (10.24)
    10.25  Lease between Murray Center Venture and Deanco ACA Manufacturing, Inc. for lease of premises at Building 1, Murray Business Center, 3601 SW Murray Blvd.,
            Beaverton, Oregon 97201, Beaverton, Oregon. *1* (10.25)

    10.26  1992 Stock Option Plan. *9* (10.35)
    10.27  Form of Incentive Stock Option Agreement. *9* (10.36)
    10.28  Modification Agreement by and between Richey Electronics, Inc. and Palisades
            Associates, Inc. dated as of February 21, 1995. *9* (10.41)
    10.29  Loan Agreement dated as of December 20, 1995 among Richey Electronics, Inc., the banks named therein and First Interstate Bank of California, as Agent. *5*
            (10.1)
    10.30  First Amendment to the Loan Agreement dated as of February 26, 1996 among Richey
            Electronics, Inc, the banks named therein and First Interstate Bank of
            California, as Agent. *1* (10.30)
    10.31  Second Addendum to Employment Agreement (William C. Cacciatore) dated as of May
            17, 1995. *1* (10.31)
    10.32  Second Addendum to Employment Agreement (C. Don Alverson) dated as of May 17,
            1995. *1* (10.32)
    10.33  Second Addendum to Employment Agreement (Norbert W. St. John) dated as of May
            17, 1995. *1* (10.33)
    10.34  Agreement to Terminate Stockholders' Agreement. *11* (10.1)
    10.35  Employment Agreement between Charles W. Mann and Richey Electronics, Inc. dated as of April 1, 1995.+
     12.1  Statement re: computation of ratios.+
     23.1  Consent of Ernst & Young LLP.+
     23.2  Consent of McGladrey & Pullen, LLP.+
     23.3  Consent of Dewey Ballantine (included in exhibit 5.1).
     24.1  Power of Attorney.+
     25.1  Form T-1 Statement of Eligibility and Qualification under the Trust Indenture
            Act of 1939 of First Trust of California, National Association.+


- ------------------------
 *1* Incorporated by reference to the designated exhibit of the Annual Report on Form 10-K for Richey Electronics, Inc. for the fiscal year ended December 31, 1995, filed April 1, 1996.

 *2* Incorporated by reference to the designated exhibit of the Annual Report on Form 10-K for Brajdas Corporation for the fiscal year ended February 28, 1993, filed May 28, 1993.

 *3* Incorporated  by reference  to the designated  exhibit of  the Statement on
     Schedule 13D filed on behalf of BRJS Investment Holding Corp., C. Don Alverson, William C. Cacciatore, Greg A. Rosenbaum and Norbert W. St. John with the Securities and Exchange Commission on April 20, 1993.

 *4* Incorporated by  reference  to the  designated  exhibit of  the  Transition
     Report on Form 10-Q for Brajdas Corporation for the period from January 1, 1993 through July 2, 1993, filed August 4, 1993.

 *5* Incorporated by reference to the designated exhibit of Form 8-K for  Richey
     Electronics, Inc. dated December 20, 1995, filed January 3, 1996.

 *6* Incorporated by reference to the designated exhibit of the definitive proxy statement for the 1993 Annual Meeting of Stockholders.

 *7* Incorporated by reference to the designated exhibit of the Form 8-K for Brajdas Corporation dated July 7, 1993, filed July 13, 1993.

 *8* Incorporated by  reference  to  the designated  exhibit  of  Post-Effective
     Amendment No. 1 to the Shelf Registration Statement on April 18, 1994.

 *9* Incorporated  by reference  to the  designated exhibit  of the Registration
     Statement on Form S-2, filed February 23, 1995, Registration Statement No. 33-89690.

*10* Incorporated by reference to the designated exhibit of the Quarterly report on Form 10-Q for Richey Electronics, Inc. for the period ending March 31, 1995, filed May 15, 1995.

*11* Incorporated by reference to the designated exhibit of the Quarterly report on Form 10-Q for Richey Electronics, Inc. for the period ending September 29, 1995, filed November 13, 1995.


   + Previously filed as an exhibit to the Registration Statement on Form S-2 filed April 26, 1996.


ITEM 17.  UNDERTAKINGS

    The undersigned Registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof, and

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim of indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in a successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection
(a) of Section 310 of the Trust Indenture Act ("Act") in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Act.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Garden Grove, State of California, on May 30, 1996.


                                          RICHEY ELECTRONICS, INC.

                                          By       /s/ RICHARD N. BERGER

                                          --------------------------------------
                                                    Richard N. Berger
                                             VICE PRESIDENT, CHIEF FINANCIAL
                                                  OFFICER AND SECRETARY

    Pursuant   to  the  requirements  of  the   Securities  Act  of  1933,  this
registration statement has been signed by the following persons in the capacities and on the dates indicated.


             SIGNATURE                         TITLE                  DATE
- -----------------------------------  -------------------------  ----------------

                                     Chairman of the Board,
                  *                   President, Chief
- -----------------------------------   Executive Officer           May 30, 1996
William C. Cacciatore                 (Principal Executive
                                      Officer)

                  *
- -----------------------------------  Director, Executive Vice     May 30, 1996
C. Don Alverson                       President -- Sales

                                     Vice President, Chief
                                      Financial
/s/ RICHARD N. BERGER                 Officer and Secretary
- -----------------------------------   (Principal                  May 30, 1996
Richard N. Berger                     Financial and Accounting
                                      Officer)

- -----------------------------------  Director                     May 30, 1996
Edward L. Gelbach

                  *
- -----------------------------------  Director, Assistant          May 30, 1996
Greg A. Rosenbaum                     Secretary

                  *
- -----------------------------------  Director                     May 30, 1996
Thomas W. Blumenthal

                  *
- -----------------------------------  Director, Executive Vice     May 30, 1996
Norbert W. St. John                   President -- Marketing

                  *
- -----------------------------------  Director                     May 30, 1996
Donald I. Zimmerman

*By: /s/ RICHARD N. BERGER

- ---------------------------------
     Richard N. Berger
     (Attorney-in-fact)